2021

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT


STARBUCKS
1912
STARBUCKS COFFEE TEA SPICES
LATTE · ESPRESSO

Pike Place Market Store, Seattle, Washington, USA

OUR
MISSION

To inspire and nurture the human spirit – one person, one cup and one neighborhood at a time.

OUR
VALUES

With our partners, our coffee and our customers at our core, we live these values:

1 Creating a culture of warmth and belonging, where everyone is welcome.

2 Acting with courage, challenging the status quo and finding new ways to grow our company and each other.

3 Being present, connecting with transparency, dignity and respect.

4 Delivering our very best in all we do, holding ourselves accountable for results.

We are performance driven, through the lens of humanity.

Notice of Annual Meeting of Shareholders



When	Where	Record Date
March 17, 2021, Wednesday, at 10:00 a.m. (Pacific Time)	Via Webcast. www.virtualshareholdermeeting.com/SBUX2021	Shareholders as of January 8, 2021 are entitled to vote at the meeting

ITEMS OF BUSINESS

PROPOSAL	BOARD VOTING RECOMMENDATION		PAGE REFERENCE (FOR MORE DETAIL)
Management Proposals			
Election of 12 directors	✓	**FOR each director nominee**	21
Approval of an advisory resolution on our named executive officer compensation	✓	**FOR**	37
Ratification of selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2021	✓	**FOR**	61
Shareholder Proposal			
Employee Board Representation	✗	**AGAINST**	63

Shareholders will also transact such other business as may properly come before the Annual Meeting.

Voting

Your broker will not be able to vote your shares with respect to any of the matters presented at the meeting, other than the ratification of the selection of our independent registered public accounting firm, unless you give your broker specific voting instructions.

Attending the Annual Meeting

Shareholders may view and listen to a live webcast of the meeting. The webcast will start at 10:00 a.m. (Pacific Time). See our Investor Relations website at http://investor.starbucks.com.

You do not need to attend the Annual Meeting of Shareholders to vote if you submitted your proxy in advance of the meeting.

YOUR VOTE IS VERY IMPORTANT. Even if you plan to attend our Annual Meeting, please cast your vote as soon as possible. Make sure to have your proxy card or voting instruction form (VIF) in hand:

By internet
go to www.proxyvote.com;

By toll-free telephone
from the United States, U.S. territories and Canada: call 1-800-690-6903;

By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope; or

By scanning the QR code using your mobile device.

Submitting your proxy now will not prevent you from voting your shares at the Annual Meeting, as your proxy is revocable at your option. Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log on to www.proxyvote.com and enter your Control Number to vote your shares. You can also vote in advance of or during the meeting. If you attend the virtual annual meeting, please follow the instructions at www.virtualshareholdermeeting.com/SBUX2021 to vote or submit questions during the meeting.

Rachel A. Gonzalez
executive vice president, general counsel and secretary

Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134
January 22, 2021

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on March 17, 2021. Our proxy statement follows. Financial and other information concerning Starbucks is contained in our Annual Report. The proxy statement and Annual Report are available on our Investor Relations website at http://investor.starbucks.com. Additionally, you may access our proxy materials at www.proxyvote.com, a site that does not have "cookies" that identify visitors to the site.

Table of Contents

This proxy statement contains forward-looking statements regarding Starbucks current expectations within the meaning of the applicable securities laws and regulations. These statements are subject to a variety of risks and uncertainties that could cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, the risks detailed in the company filings with the Securities and Exchange Commission, including the Risk Factors section of Starbucks Annual Report on Form 10-K for the fiscal year ended September 27, 2020. We assume no obligation to update any of these forward-looking statements.

Letter to Our Shareholders

On a Friday evening last March, as the pandemic was taking hold in North America, we made the decision, guided by our navigating principles, to temporarily close customer access to the cafes of all company-operated Starbucks stores across the U.S. and Canada and shifted to a drive-thru and delivery only operating model. Believing that no Starbucks partner (employee) should be asked to choose between work and their health, we also communicated we were committed to paying store partners, whether or not their store was closed, if they were unable, or even uncomfortable, coming to work.

The following morning, something incredible happened. Our partners showed up. They showed up for their shifts before dawn to open drive-thrus. Even when they knew they didn't have to. They showed up for one another. They showed up for their communities. And they have shown up every day since. This is Starbucks.

Since 1971, Starbucks has been a company grounded in humanity with a mission to inspire and nurture the human spirit – one person, one cup, and one neighborhood at a time. And for the past 50 years we have aspired to do just that, from our first store at Seattle's Pike Place Market to the nearly 33,000 stores we operate today in 83 markets around the world.

And while Starbucks has proven to be a resilient company through good times and bad over that half-century, 2020 showed our resiliency to be true beyond what we could have imagined. Together with the rest of the world, Starbucks navigated uncharted territory – a global pandemic, the climate crisis, a reckoning with racial injustice and inequity, and more. It was a year that presented both unprecedented challenges and a sharper focus on the opportunities ahead of us all.

We are proud of how Starbucks partners around the world have responded to the challenges. Under the leadership of our world-class Starbucks management team and board of directors, we acted quickly and decisively to show up for our partners (employees) and the people on the frontlines in the communities we serve. We have made commitments and actions to show up for our planet. And we continued to responsibly grow our business with focus and discipline in a way that makes customers proud to come to Starbucks and welcome us into their neighborhoods around the world.

As we outlined at December's Investor Day event, our growth-at-scale agenda is working, we've rapidly adapted to a changing environment, and we already have line of sight to an innovation agenda that positions Starbucks for the next phase of growth. We are well positioned for the future.

And the opportunities ahead of us are immense. By embracing our responsibility to serve all stakeholders – Starbucks partners, customers we serve each day in our stores, communities both local and global that we are a part of, and the shareholders who support us through their investment in Starbucks – we look to the future of Starbucks Coffee Company asking ourselves exciting questions: How can we, as a publicly traded for-profit company, continue to build on this great heritage while doing even more to bring forward a better world? How can we uplift the well-being of people and the planet with the same focus and rigor with which we pursue profit? And if we lead by example, can we encourage other publicly traded for-profit companies to join us in this quest, so that our people-positive and planet-positive goals are amplified?

At the center of all our success and opportunity are the more than 400,000 Starbucks partners around the world who proudly wear the green apron, inspiring, nurturing, and showing up for their communities every day. Starbucks partners were there for their communities all throughout this consequential year, in a way that only Starbucks can. And it is our partners who will remain at the center of our decisions moving forward as we work toward our goal to create a company that is profit positive, planet positive and people positive.

Responsibly growing our business with focus and discipline

As we continue the path to recover our business, we will remain focused and disciplined in executing the "Growth at Scale" agenda we outlined over two years ago. That plan continues to be aimed at accelerating growth in our lead markets of the United States and China, expanding the global reach of Starbucks through the Global Coffee Alliance with Nestlé, and increasing returns to all of our stakeholders – including our partners, shareholders and the communities we serve.

We have maintained our disciplined approach to investing in our best-in-class digital ecosystem. We have also continued to stay ahead of customer behaviors and trends, aligning our products portfolio, store footprints, and partner-led customer experience to meet evolving needs, such as the expansion of Curbside Pickup and Starbucks Delivers. In fact, our track record of delivering innovations in these areas undergirded the resilience of our business during the depths of the pandemic. We made the decision to accelerate planned innovations and changes to ensure Starbucks continued leadership as we navigate the path ahead.

In the coming year, we will further grow our business responsibly, including continued store growth in the U.S, China, and around the world as we accelerate the repositioning of our store portfolio to meet customer needs; investment in technology to drive further customer engagement and improve store operations and environmental sustainability; and continued focused efforts on the Global Coffee Alliance in partnership with Nestlé, building on the momentum gained in fiscal 2020.

Giving more than we take from the planet

Over the course of our 50 years, Starbucks has built one of the world's most admired and trusted brands. That is due in significant part to the pride we take in being active members of our community. To date, that sense of responsibility to community has manifested itself the way it does for many businesses: through a social impact agenda, or what many refer to as corporate social responsibility. To Starbucks, this is much more than a casual commitment. It is the core of our purpose – our reason for being. This past year brought into undeniable focus that corporate social responsibility cannot be a sidecar to the engine of profit. We believe that it is more critical than ever that our efforts to better the local and global communities we serve be woven into the very fabric of Starbucks – for the good of people and our planet.

In January 2020, we declared a bold aspiration to become planet positive – to give back to the planet more than we take from it. For example, we aim to store more carbon than we emit, eliminate waste, and generate more clean freshwater than we use. We believe by embracing a longer-term planetary value for our company, we will create greater value for all stakeholders. We outlined clear strategies that will help us on our way to becoming a planet-positive company.

One year later, we're making great progress toward these commitments. This work includes collaborating with others as we update our strategies to ensure climate justice and resilience in an increasingly uncertain world. It means holding ourselves accountable through transparent reporting of our short- and long-term progress against our goals. We remain committed to the Science Based Targets Initiative (SBTi) to help track our progress.

It's impossible to share a love for coffee without caring about the planet. Our team of experts dedicated to sourcing high-quality *arabica* coffee from various regions around the world know that our work extends far beyond making great coffee. We have a responsibility to care for the entire supply chain and the many people who make coffee possible, from bean to cup, farmer to customer. We are committed to sourcing coffee responsibly, for the betterment of people and planet, while we also work to empower farmers, improve their livelihoods, and positively impact their communities.

Supporting the well-being of all who connect with Starbucks

Our partners are the heartbeat of Starbucks. It is through their spirit and fortitude that we cultivate an inclusive environment where everyone belongs, empower our partners with opportunities to pursue their aspirations, and make tangible differences in every community we serve. As we continue to learn from our partners, we are making continuous investments in them. We are providing eligible full-time and part-time partners long-held, flagship benefits, such as health care and equity in the form of stock. We are offering innovative new benefits such as mental wellness support (in the U.S. and Canada), the opportunity to earn a tuition-free four-year college degree through Arizona State University (in the U.S.), and a critical illness insurance program for the parents of Starbucks partners in China.

This past year, we have sharpened our focus on partner engagement, including continuing our journey to advance racial and social equity on behalf of our partners and our communities. As part of these actions, we have put into writing our intentional goals and commitments for nurturing a culture of inclusion, diversity and equity, with a focus on partner retention and development. We will continue to be transparent with our progress and will hold ourselves accountable at the highest rung of the organization.

Of course, the welcoming Third Place environment Starbucks stores create connects so many millions more people across the nearly 33,000 communities in which we operate stores. Our stores serve as a beacon of hope and resilience during crisis – whether that is the aftermath of an earthquake, hurricane, wildfire, or now as we strive to provide familiar and safe experiences amid a global pandemic. In the U.S. and Canada this past year, partners helped donate 6.9 million meals for food banks through the Starbucks FoodShare program, and provided more than 4 million cups of free coffee for first responders and front-line health care workers. Starbucks also opened our 17th Community Store in the Watts neighborhood of Los Angeles with the aspiration to open more cafes in historically underserved communities in the years to come.

Through the Company's donations, The Starbucks Foundation invested more than $9 million in response to COVID-19 to support a variety of organizations, extending emergency assistance while also investing in thriving communities – from Origin Grants to support women in coffee and tea-growing regions, to Neighborhood Grants for local nonprofit organizations nominated by Starbucks partners.

As we look to the future of the Starbucks Coffee Company, our management team is confident that the strategic investments we have made, combined with the plans we have developed and accelerated for fiscal 2021, will not only build on our heritage and the strength of our business, but will lead to a more equitable and thriving future for our partners, our communities, and our planet.

Starbucks Board of Directors

The Starbucks board of directors is integral in shaping the Company's overall long-term strategy, and brings deep experience, expertise, and insights to the important issues facing Starbucks. As we work to create a company that is profit positive, planet positive and people positive, the board's continued commitment to meaningful social impact will further drive this work.

The board shares the Company's commitment to fostering inclusion and diversity, with its members representing a variety of identities, perspectives, backgrounds, and personal and professional experiences, bringing a broad variety of expertise to support the Company's goal of being one of the world's leading brands.

The board would like to congratulate board chair Myron (Mike) Ullman who will retire effective March 2021 after serving 18 years as a board member. The board also extends congratulations to Mellody Hobson who has been appointed as our next board chair, with the transition to take place in connection with the Starbucks Annual Meeting of Shareholders in March 2021. Mellody has served on the Starbucks board of directors since 2005 and is a talented leader and a great supporter of the Starbucks Mission and Values, who will provide valuable insight as we continue to execute our strategy and invest in the future of the Company.

The future of Starbucks

Since we opened our doors in 1971, we have been committed to being a different kind of company. And over the past 50 years, we have taken all that we have learned, in good times and in bad, and together have created a resilient, enduring brand that connects millions of partners, customers, farmers and communities, around the world.

We look forward to our future with confidence and optimism - to be a for-profit company, yes. But also, a for-people company, and a for-the planet company, all at the same time. Each piece equally important, and all working in harmony, proliferating one another. Guided by our mission and values, we will continue to grow our business while building a more equitable and thriving future for our planet and all who connect with Starbucks.

With Respect,



Myron E. Ullman, III
independent chair of the board



Kevin Johnson
president and ceo



Mellody Hobson
incoming independent chair of the board

Business Overview – 2020 Highlights

Starbucks is the premier roaster, marketer and retailer of specialty coffee globally, operating in 83 markets worldwide. For the past 50 years, we have been committed to ethically sourcing and roasting high-quality *arabica* coffee. Through nearly 33,000 specialty retail stores and a growing presence in consumer packaged goods ("CPG"), we bring the unique *Starbucks Experience* to life for every customer in every cup.

In fiscal 2020, Starbucks performance was impacted by the challenges our business faced as a result of the global COVID-19 pandemic. To protect the health and welfare of our partners (employees) and customers, and in support of efforts to control the spread of the pandemic, a significant number of our stores were temporarily closed or operated under a modified schedule. This resulted in reduced customer traffic, significantly impacting our results particularly in the second and third fiscal quarters in fiscal 2020. As we gradually reopened the vast majority of our stores, comparable store sales in both our Americas and International segments improved sequentially. With the steady recovery of our business globally, we accelerated our plans to transform our business and store portfolio to meet customers' evolving preferences in the new environment and position the Company for long-term success.

Our strong finish to fiscal 2020 was underpinned by a faster-than-expected recovery in our two lead growth markets, the U.S. and China.

2020 Business Highlights

Sales improvement

- In the **U.S.**, comparable store sales recovered from a low of -65% in April 2020, to exit the final month of the fiscal year at -4% year-over-year.

- In **China**, comparable store sales recovered from a low of -78% in February 2020, ending the final month of the fiscal year at +1% year-over-year.

- Starbucks share of domestic total packaged coffee grew significantly in fiscal 2020, with **14%** growth in dollar sales, outpacing the coffee category, which grew 8%. Consumption of our domestic ready-to-drink coffee products grew **11%** in the year.

Safe and convenient customer experiences

- Developed additional operating procedures to **enhance safety and cleaning protocols** in response to the pandemic and leveraged **drive-thru, mobile ordering and delivery channels** to maintain physical distancing.

- Launched **Curbside Pickup** in approximately 800 U.S. company-operated locations and introduced 100 handheld point-of-sale ("POS") devices to accelerate drive-thru throughput.

- Created the "**Contactless Starbucks Experience**" in China, leveraging mobile ordering and delivery.

Stakeholder investments

- Provided U.S. and Canada company-operated retail store partners temporary **catastrophe wages** and **enhanced pay program**s as well as **expanded benefits**, including mental health, childcare, beverage and food.

- Temporarily extended more **flexible development and financial terms** to international licensees.

- Accelerated several payments to strategic suppliers and honored certain minimum supplier commitments.

Our focus on the customer experience, innovation pipeline and digital capabilities leaves us well-positioned for fiscal 2021 and beyond.

Building the Brand

Elevate the *Starbucks Experience*

- Ended fiscal 2020 with U.S. customer connection scores well above prior-year levels.
- Expanded **Starbucks NOW™** footprint in China to 40 locations in nine top tier cities to meet customers' growing need for greater convenience.

Deliver relevant beverage innovation

- Expanded our **U.S. plant-based food and non-dairy beverage options**, including the launch of the Starbucks® Impossible™ Breakfast Sandwich and the regional rollout of oatmilk.
- Introduced **plant-based beverage and food innovation in China** through partnerships with Beyond Meat and Oatly.

Expand digital customer relationships

- In the U.S. and Canada, launched "**Stars For Everyone**" to provide customers more ways to pay and earn Stars through the Starbucks app.
- In China, introduced multi-tier redemption for **Starbucks® Rewards Members** and expanded mobile ordering services on the Alibaba and WeChat ecosystems.

We accelerated several growth strategies and innovated rapidly to adapt to new customer behaviors and preferences, building a new level of resilience for the future.

"Growth at Scale" Agenda

Accelerate the U.S. and China

- Announced the transformation of the U.S. store portfolio to accelerate the evolution of our dense metropolitan company-operated business to new, **more efficient retail store formats** that cater to customers' increasing desire for convenience, while also improving profitability.
- Crossed the **4,700th store** milestone in China with 581 net new store openings in fiscal 2020, increasing from 4,125 stores in 168 cities in fiscal 2019 to 4,706 stores in 185 cities.

Expand Global Reach

- Increased Starbucks at-home coffee presence to **62 markets** in just 24 months through the **Global Coffee Alliance with Nestlé**.
- Introduced non-dairy **Starbucks Creamers** with 100% recyclable packaging and ready-to-drink **Starbucks® Nitro Cold Brew**.

Increase Shareholder Returns

- Returned **$3.6 billion** to shareholders.
- Increased the company's **quarterly cash dividend by 10%**, our 10th consecutive annual increase.

FISCAL 2020 Results

Fiscal 2020 business results reflect impacts from COVID-19, including temporary store closures, modified operations and reduced customer traffic.



Total Consolidated Revenues declined 11% to	Expanded global retail store base 4% to more than	Total Consolidated GAAP EPS declined 73% to	U.S. active Starbucks® Rewards members grew 10% year-over-year to
$23.5 Billion	**32,600 Stores**	**$0.79** Total Consolidated non-GAAP EPS declined 59% to **$1.17***	**19.3 Million** China active Starbucks® Rewards members grew 34% year-over-year to **13.5 Million**

* Annex A includes a reconciliation of Non-GAAP EPS to diluted net earnings per share ("EPS"), the most directly comparable measure reported under accounting principles generally accepted in the United States ("GAAP").

Shareholder Returns

Starbucks returned $3.6 billion of capital to shareholders in fiscal 2020 through a combination of dividends and, to a lesser degree, share repurchases. The Company temporarily suspended its share repurchase program effective March 2020 to offset the impacts of COVID-19 and to provide more available liquidity to invest in the Company's retail store partners and the business more broadly. Share repurchases will remain suspended until the Company restores certain financial leverage targets, which we currently expect to be achieved late in fiscal 2021.

CUMULATIVE TSR AS OF 9/27/20

1-year	-3%
5-year	+60%
10-year	+667%

Starbucks has returned a total of **$24.5 billion** in capital to shareholders in the last three years.



GOVERNANCE AND OUR BOARD

BOARD OF DIRECTORS

Audit and Compliance Committee ("ACC" or "Audit Committee")

Oversees the accounting and financial reporting processes and the internal and external audit processes, reviewing the financial information to be provided to shareholders, the systems of internal control, risk management practices and compliance with the Company's standards of business conduct and code of ethics.

Compensation and Management Development Committee

("CMDC" or "Compensation Committee")

Oversees compensation practices and determines compensation and other benefits for officers. Also oversees the development and implementation of management development plans and succession planning practices to foster sufficient management depth at the Company to support its continued growth and the talent needed to execute long-term strategies.

Nominating and Corporate Governance Committee

("NCGC" or "Nominating/ Governance Committee")

Oversees corporate governance, advising and making recommendations to the board regarding candidates for election as directors of the Company, and addressing any related matters.

BOARD EFFECTIVENESS

Purpose:

- The board is responsible for overseeing the exercise of corporate powers and ensuring that the Company's business and affairs are managed to meet its stated goals and objectives and that the long-term interests of the shareholders are served.
- The board recognizes its responsibility to engage and provide for the continuity of executive management that possesses the character, skills and experience required to attain the Company's goals.

Board and Committee Evaluations:

- In fiscal 2019, the board established an independent external review process to be conducted every three years, in addition to continuing the practice of conducting annual board and committee evaluations.

ALIGNING DIRECTOR AND SHAREHOLDER INTERESTS

Talent and Culture:

- Our board selects nominees who contribute to the board's overall diversity, contribute positively to the existing chemistry and collaborative culture among board members and possess professional and personal experience relevant to the Company's goal of being one of the world's leading brands.
- Diversity is broadly construed to mean a variety of identities, perspectives, personal and professional experiences and backgrounds. This can be represented in both visible and non-visible characteristics that include but are not limited to race, ethnicity, national origin, gender and sexual orientation. In addition, each nominee should affirm a commitment to furthering diversity and inclusion.

Director Compensation:

- Our goal is to recruit and retain the most qualified individuals and to compensate in line with market standards for their service and objectivity.
- Directors may elect to receive their compensation in the form of cash or equity grants and are subject to stock ownership guidelines, as further described on pages 35 to 36.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS

At Starbucks, we stand for being **people positive, planet positive and profit positive**, living our Mission and Values while working together as partners to build a different kind of company. Decades ago, we developed an agenda of social and environmental impact priorities centered around balancing our role as a for-profit company with the betterment of people and the planet. As we approach our 50th anniversary in March, we know this is not only the right thing to do, it is also a key reason suppliers want to sell to Starbucks, partners want to work at Starbucks and customers want to come to Starbucks.

With the many effects of COVID-19, the needs of communities are even greater, and we continue to thoughtfully examine how Starbucks can most responsibly and constructively serve people and our planet going forward. We know that now more than ever, our purpose goes beyond profit. The idea of Starbucks being a Third Place community means fostering human connection and creating an environment that is warm and welcoming for all. It has also come to mean playing a role in supporting our communities in times of difficulty, such as in the aftermath of a wildfire or hurricane, or these days during a global pandemic.

INCLUSION



EQUAL OPPORTUNITY
At Starbucks, our work begins with a commitment to creating an inclusive community where everyone is welcome, which we call a Third Place. We are a leader in gender and race pay equity and senior leadership representation, LGBTQ+ inclusion, disability inclusion, and supplier diversity and inclusion. We continue to listen, make progress, assess and continually improve our Company's approach to equity, inclusion and diversity among our partners and in our stores. We are committed to being intentional about the actions we take and how they align with our Mission and Values, being transparent with all stakeholders and holding ourselves accountable.

OPPORTUNITY



PARTNER INVESTMENT
We are dedicated to creating an outstanding experience for our partners, as we believe that when we put them first, the result is an elevated *Starbucks Experience* for our stores, customers and communities. In part, this means competitive compensation and best-in-class benefits that are customized for different regions. It also means that we are committed to hiring from communities that may face barriers to employment.

In fiscal 2020, along with our continued commitment to providing industry-leading compensation, benefits, education and training, our commitment extended to comprehensive COVID-19 partner care and increased safety protocols in every store that is consistent with public health guidance. And in December 2020, Starbucks made one of the most substantial investments in compensation in our Company's history by increasing pay, boosting the premium we already paid to exceed minimum wage in every market.

COMMUNITY



POSITIVE IMPACT IN OUR COMMUNITIES
From the neighborhoods where our stores are located to the farms where our coffee is grown, we are dedicated to having a positive economic impact and strengthening our communities — whether through donating unsold food, doing community service, or investing in innovative store formats to support underserved neighborhoods, veterans and military spouses, or people who are deaf and hard of hearing. This past year we also increased our focus on promoting equity, expressing gratitude and boosting morale in our communities during uncertain times.



THE STARBUCKS FOUNDATION
Using contributions made to it by the Company, The Starbucks Foundation supports communities around the world and provided more than $17 million in grants in fiscal 2020. Whether aiding global community response efforts, providing hunger relief or supporting front-line responders, the Foundation supported local and global COVID-19 initiatives that extended emergency assistance while also helping build a path towards recovery and resilience. It also supported emergency preparedness, response and resilience for disasters such as Australian wildfires, the major port explosion in Beirut, and hurricanes and wildfires in the U.S.

SUSTAINABILITY



RESOURCE POSITIVE ASPIRATIONS
At Starbucks, our vision to date regarding the health of the environment has been simple: sustainable coffee, served sustainably. Grounded in a history of sustainable leadership, we look to the future with a heightened sense of urgency and conviction. That's why in fiscal 2020, we declared our commitment to do more for the environment, announcing the most ambitious and comprehensive sustainability initiative in our Company's history.

We set targets to cut our carbon, water and waste footprints in half by 2030. We defined five focus areas that will begin to move us toward a resource-positive future, and in the past year we worked to launch more plant-based menu items, form powerful partnerships for more impact, invest in renewable energy, launch greener packaging and more.

RESPONSIBLE COFFEE



A SUSTAINABLE FUTURE FOR COFFEE
In our coffee supply chain, we continued our work to empower farmers, find ways to improve their livelihoods and positively impact their communities. With all of this, our aspiration is to ensure a sustainable future of coffee for all, while in the long term being a company that gives more than it takes from the planet. This past year we donated 10 million rust-resistant coffee trees to coffee farmers, while adapting our farmer trainings to take place online in light of COVID-19. In the spirit of continual improvement, we also committed to increasing the frequency and sample size of third-party inspections on C.A.F.E. Practices-verified farms.

LEADERSHIP & GOVERNANCE



ROBUST CORPORATE GOVERNANCE PRACTICES
We have an independent board chair and 100% of our committee members are independent. The board provides active oversight of the Company's strategy, risk management, sustainability and human capital management and talent development. The board has a comprehensive board succession planning process. Our board composition reflects our commitment to inclusion and diversity, and we recently joined the Board Diversity Action Alliance, an initiative taking action to increase the representation of racially and ethnically diverse directors on corporate boards.



RISK MANAGEMENT
The board and management regularly work together to understand the material risks the Company faces and the steps necessary to manage those risks, including determining the level of risk appropriate for the Company.

Proxy Summary

This summary highlights information contained in the proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement before voting.

BOARD HIGHLIGHTS

Director Nominees

The following tables provide summary information about our director nominees. Directors are elected annually by a majority of votes cast. Your board of directors recommends that you vote "FOR" the election of each of the 12 nominees. See page 21 for this resolution.

Myron E. Ullman III, the current Board Chair, has reached the retirement age under our Corporate Governance Principles and Practices, and will not stand for re-election at the Annual Meeting.

Name & Principal Occupation	Age	Director Since	Independent	Committee Memberships		
				Audit and Compliance Committee	Compensation and Management Development Committee	Nominating and Corporate Governance Committee
Richard E. Allison, Jr. Chief Executive Officer and Director of Domino's Pizza, Inc.	53	2019	✅		⚪	
Rosalind G. Brewer group president, Americas and chief operating officer of Starbucks Corporation	58	2017				
Andrew Campion Chief Operating Officer of NIKE, Inc.	49	2019	✅	⚪		
Mary N. Dillon Chief Executive Officer and Director of Ulta Beauty, Inc.	59	2016	✅		🟢	⚪
Isabel Ge Mahe Vice President and Managing Director of Greater China of Apple, Inc.	46	2019	✅			⚪
Mellody Hobson Co-Chief Executive Officer and President of Ariel Investments, LLC	51	2005	✪*	🟢**		
Kevin Johnson president and chief executive officer of Starbucks Corporation	60	2009				
Jørgen Vig Knudstorp Executive Chairman of LEGO Brand Group	52	2017	✅	⚪		🟢
Satya Nadella Chief Executive Officer and Director of Microsoft Corporation	53	2017	✅		⚪	
Joshua Cooper Ramo Chairman and Chief Executive Officer of Sornay	52	2011	✅	⚪		⚪
Clara Shih Executive Chairperson and Director of Hearsay Systems, Inc.	39	2011	✅		⚪	⚪
Javier G. Teruel Retired Vice Chairman of Colgate-Palmolive Company	70	2005	✅	⚪	⚪	

*   If re-elected at the Annual Meeting, Ms. Hobson will become the next independent chair of the board, in connection with Mr. Ullman's retirement.

**   In connection with Ms. Hobson's election as the next independent chair of the board, we also expect the board to consider the appointment of a new chair for the Audit Committee.

⚪ Member   ✪ Chair of the Board   🟢 Committee Chair

Board Nominees Snapshot

INDEPENDENCE

Independent	10
Not-Independent	2

DIRECTOR TENURE

0-4 years	6
5-9 years	3
10-14 years	1
15+ years	2

Average Director Tenure: **6.3 years**

AGE DISTRIBUTION

<50 years	3
50-60 years	8
61-70 years	1

Average Age: **53.5**

DIVERSITY

Female	42%
National Diversity	25%
Ethnic Diversity	50%

Director Self-Identification of Race/Ethnicity:
- 3 Asian
- 2 Black
- 1 Hispanic or Latinx
- 6 White

EXPERIENCE/QUALIFICATIONS/SKILLS/ATTRIBUTES

Industry Experience	3/12
Sustainability, Governmental & Public Policy Experience	3/12
Financial/Capital Allocation Experience	6/12
Technology Experience	7/12
Gender, Ethnic or National Diversity	8/12
Human Capital Management Experience	6/12
Brand Marketing Experience	8/12
Public Company Board Experience	8/12
International Operations & Distribution Experience	6/12
Senior Leadership Experience	12/12

BOARD INDEPENDENCE

Independent Board Committees:
All

10 of 12 — Independent Director Nominees

75 — Mandatory Retirement Age

Independent Chair of the Board:
Myron E. Ullman, III (retiring March 2021)

Independent Vice Chair of the Board:
Mellody Hobson

BOARD AND COMMITTEE MEETINGS IN FISCAL 2020

5 FULL BOARD MEETINGS

4	Independent Director-Only Sessions
8	Audit and Compliance
4	Compensation and Management Development
4	Nominating and Corporate Governance

DIRECTOR ELECTIONS

ANNUAL
Frequency of Board Elections

MAJORITY
Voting Standard for Uncontested Elections

Proxy Access for Director Nominations

3 years — Holding Period

3% — Ownership Threshold

Nominees
Greater of 2 or 20% of board

Group Formation
Up to 20 shareholders

SHAREHOLDER ENGAGEMENT

Starbucks has a history of actively engaging with our shareholders. We believe that strong corporate governance should include year-round engagement with our shareholders.

We have a long-standing, robust shareholder outreach program through which we solicit feedback on our corporate governance, executive compensation program, disclosure practices and environmental and social impact programs and goals. Investor feedback is shared with our board as described below.

Corporate Governance Cycle



WINTER

- Publish Annual Report and proxy statement
- Conduct active outreach with top investors to discuss items to be considered at the Annual Meeting of Shareholders
- Annual Meeting of Shareholders

SPRING

SUMMER

- Review vote results from our most recent Annual Meeting
- Share investor feedback with board of directors
- Evaluate proxy season trends, corporate governance best practices, regulatory developments and our current practices

FALL

- Inform stakeholders, including investors, about recent developments relating to Environmental, Social and Governance topics through multi-media resources
- Conduct active outreach with top investors to understand their corporate governance, executive compensation and environmental and social priorities
- Share investor feedback with the board of directors

2020 Outreach

Engagement

As part of our regular shareholder outreach, we engaged with seven of our top 30 shareholders in 2020, representing over 20% of our total shares outstanding. We also engaged with the proponent who submitted the shareholder proposal included in this proxy statement to more fully understand the proposal and why it was submitted.

Additionally, in response to investors' growing interest in Environmental, Social and Governance matters, we produced informational videos that provide information about the Company's Inclusion and Diversity, Sustainability and Total Global Rewards programs. These videos are publicly available through our Investor Relations website.

Participants

Outreach was conducted by a cross-functional team including:

- Investor Relations
- Global Rewards
- Law & Corporate Affairs
- Public Affairs
- Global Social Impact
- Global Public Policy
- Organization & Leadership Effectiveness

Additionally, our ceo and cfo engage in meaningful dialogue with our shareholders through our quarterly earnings calls and investor-related outreach events.

Topics

Key areas of discussion included:

- Corporate Governance
- Executive Compensation
- Inclusion and Diversity
- Human Capital Management
- Sustainability Programs
- Supply Chain
- Company Policy
- Brand/Public Affairs
- Risk Management
- Long-term Growth Strategy
- Financial Performance
- Animal Welfare

EXECUTIVE COMPENSATION ADVISORY VOTE

Our board of directors recommends that shareholders vote to approve an advisory resolution on the compensation paid to the Company's named executive officers ("NEO"), as described in this proxy statement, for the following reasons. See page 37 for this resolution.

Pay Delivery Aligned with Performance

Based on effective program design and best practices, and consistent with our pay-for-performance philosophy, our executive compensation is aligned with Company performance. The vast majority of compensation value we deliver to our executives is in the form of compensation that is variable and "at-risk" based on performance.


96% AT-RISK
CEO Compensation Mix
4% 7% 89%
SALARY
TARGET ANNUAL INCENTIVE
TARGET LONG-TERM INCENTIVE
89% AT-RISK
Other NEOs Compensation Mix
11% 15% 74%

Strong Governance Standards and Best Practices

The Compensation Committee of our board of directors is fully engaged to respond to the dynamic business environment in which we operate. As discussed in the Compensation Discussion and Analysis ("CD&A") section of this proxy statement, the Compensation Committee acts to:

- Adapt our compensation program to match the needs of our business
- Attract and retain top talent in a dynamic and challenging business environment
- Foster long-term shareholder value creation and pay-for-performance alignment by creating meaningful equity incentives linked to rigorous financial objectives
- Mitigate compensation-related risk to the organization
- Conduct an annual say-on-pay advisory vote and regularly engage with shareholders on executive compensation

Effective Program Design

- Competitive total rewards package benchmarked against comparable peers
- Vast majority of pay based on performance, primarily in the form of stock-based compensation
- Promotion of retention through multi-year vesting of stock awards
- Rigorous stock ownership guidelines
- Robust recoupment policy
- No hedging or pledging transactions in Starbucks stock
- No single-trigger change-in-control equity acceleration provisions
- No change-in-control severance or tax gross-ups
- No above-market perquisites

GLOBAL SOCIAL AND ENVIRONMENTAL IMPACT

Our Purpose Transcends the Pursuit of Profit.

At Starbucks, we stand for being **people positive, planet positive and profit positive**, living our Mission and Values while working together as partners to build a different kind of company. Decades ago, we developed an agenda of social and environmental impact priorities centered around balancing our role as a for-profit company with the betterment of people and the planet.

As we approach our 50th anniversary in March 2021, we know this is not only the right thing to do, it is also a key reason suppliers want to sell to Starbucks, partners want to work at Starbucks and customers want to come to Starbucks.

Key to our success is investing in people, especially our partners, so they in turn can support people in the communities we serve. We also recognize that healthy human lives depend on healthy ecosystems, so we work to better the health of our natural resources. As a result, we now have a long-term aspiration to be a resource-positive company – storing more carbon than we emit, replenishing more freshwater than we use and eliminating waste.

The world has changed as a result of the effects of the COVID-19 pandemic. The needs of communities are even greater, and we continue to thoughtfully examine how Starbucks can most responsibly and constructively serve people and our planet going forward. The year 2020 has underscored that our world is small, and we need to take care of it and each other. We understand the interdependency of human and planetary health. We embrace diverse voices participating in these conversations, so we can hear varying points of view to make the best decisions. We feel the threat of greater economic disparity in the future as COVID-19 and its outcomes have a disproportionate impact on already socioeconomically disadvantaged communities.

Now more than ever, our purpose goes beyond profit. The idea of Starbucks being a Third Place community means fostering human connection and creating an environment that is warm and welcoming for all. It has also come to mean playing a role in supporting our communities in times of difficulty, such as in the aftermath of a wildfire or hurricane, or these days during a global pandemic.



INCLUSION

We will cultivate an environment where differences are embraced by building a culture that fosters a sense of belonging.

On our journey to advance racial and social inclusion, diversity and equity for our partners and our communities, we are guided by a 2019 Civil Rights Assessment of Starbucks conducted by Covington & Burling LLP, as well as follow-up reporting conducted in fiscal 2020. We are committed to being intentional about the actions we take and how they align with our Mission and Values, being transparent with all stakeholders and holding ourselves accountable.



Current Diversity

As of August 23, 2020, the Starbucks U.S. partner base was 69% female and 47% Black, Indigenous, and People of Color (BIPOC). Breaking down our BIPOC representation further, our partners are 8% Black, 27% Hispanic or Latinx, 6% Asian, 5% Multiracial, 0.6% American Indian or Alaskan Native and 0.6% Native Hawaiian or other Pacific Islander. To promote transparency and open dialogue, Starbucks disclosed its EEO-1 data for the years 2016, 2017 and 2018, and we plan to disclose our Consolidated EEO-1 Report for 2019 and 2020 prior to or effective upon our next submission to the EEOC in 2021.



100% Pay Equity for women and people of all races performing similar work in the U.S. In 2020 the median pay for women globally is 98.3% of the median for men. The median pay ratio in the U.S. is 100% for Women and Black, Indigenous and People of Color ("BIPOC").

Representation as of 8/23/20, U.S. Partners Only. Totals may not add up to 100 percent due to rounding. Workforce composition metrics are derived from EEO-1 self-identification data. ©2020 Starbucks Coffee Company.



LGBTQ+ Inclusion

Starbucks is recognized as a top employer for LGBTQ+ workplace equality. In 2020, for the tenth year, we achieved a 100% rating from the Human Rights Campaign's Corporate Equality Index based on corporate policies and practices for LGBTQ+ equality.



Disability Inclusion

We are proud to be recognized for our inclusion policies and practices related to people with disabilities. In 2015, 2016, 2017 and 2019, Starbucks scored 100 out of 100 on the Disability Equality Index (DEI) and was recognized as a "Best Place to Work." We are a member of Disability:IN's Inclusion Works program, a national forum for peer institutions to share best and evolving practices on Access and Disability Inclusion.



Global Gender Pay Equity

Starbucks has achieved and maintained 100% pay equity for women and men and people of all races performing similar work in the U.S. In 2018, when we first hit that milestone, we also announced that we are committed to reaching 100% gender pay equity for all partners in Starbucks company-operated markets globally. A year later, we reached that goal in China and Canada.

We are continuing this work around the world. Leveraging our experience working to achieve gender equity in pay in the U.S. and other markets, we have formulated pay-equity principles — equal footing, transparency and accountability — as best practice that other employers can implement to help address known, systemic barriers to global pay equity.



Hiring Efforts for Military, Youth, and Refugees

To date we have hired nearly 32,000 veterans and military spouses, more than 2,300 refugees and nearly 67,000 opportunity youth (defined as people between the ages of 18 and 24 who are not in school or working). We will continue to welcome new partners from communities that may experience barriers to employment, continuing our commitment internally to inclusion and equity for all partners.



Additional Racial Equity Commitments for Fiscal 2021

In the first quarter of fiscal 2021, we made additional commitments based on principles of being intentional, transparent and accountable at all levels:

Being intentional in cultivating a culture of inclusion, with a focus on partner retention and development.

• Launching a mentorship program connecting BIPOC partners to senior leaders, beginning with a cohort of leaders senior vice president and above as well as BIPOC directors in corporate and retail roles in fiscal 2021.

• Investing in strategic partnerships with professional organizations that focus on the development of BIPOC talent, providing additional development opportunities for our BIPOC partners.

Being transparent in our approach to Inclusion and Diversity goal setting and progress.

• Publicly sharing our current workforce diversity.

• Setting annual Inclusion and Diversity goals based on retention rates and progress toward achieving BIPOC representation. Our goal is for at least 30% of all corporate levels and at least 40% of all retail and manufacturing roles to be held by BIPOC partners by 2025.

Holding ourselves accountable at the highest levels of the organization.

• Incorporating metrics focused on building inclusive and diverse teams into our executive compensation programs beginning in fiscal 2021. See the Compensation Discussion & Analysis section of this proxy statement for additional information on these metrics.

• Joining the Board Diversity Action Alliance to act alongside other companies similarly committed to increasing racially and ethnically diverse representation on corporate boards of directors.

• Publicizing self-identified race/ethnicity of each member of our board of directors.



OPPORTUNITY

We will empower people to pursue their aspirations by increasing access to knowledge and meaningful networks.

More than 400,000 Starbucks partners represent the diverse communities they serve around the world. They include working parents, military spouses and students. They include young people for whom putting on the green apron is their first job, and others working to achieve ongoing personal and career goals. The *Starbucks Experience* is defined, more than anything, by the passion of these partners and the moments of connection they help create in our stores.

That is why Starbucks has a long legacy of putting our partners first, from making sure they are rewarded and recognized to making sure they feel empowered and uplifted as they come to work every day. To do this, we constantly listen, learn and seek ways to make Starbucks a more meaningful, fun and inspiring place to work. We know we are not perfect and need to continually improve in the ways we support our partners and lead our industry in both retention and partner engagement.

In fiscal 2020, along with our continued commitment to providing industry-leading compensation, benefits, education and training, our commitment extended to comprehensive COVID-19 partner care and in every store increased safety protocols that are consistent with local public health guidance.



Compensation & Benefits

We take great pride in knowing we have pioneered innovative benefits for full- and part-time employees around the world. In the U.S., the Starbucks benefits package is available to eligible partners who work at least 20 hours a week. It includes comprehensive and affordable health insurance, 100% college tuition coverage, equity in the form of stock, paid parental leave, child and adult back-up care and more. We offer coverage for transgender procedures, which we developed in partnership with the World Professional Association for Transgender Health. We offer reimbursement for certain uncovered fertility services, adoption and surrogacy expenses. We offer partners 20 no-cost mental health sessions each year.

The Starbucks College Achievement Plan is helping benefits-eligible U.S. partners working part- or full-time complete their education by receiving 100% tuition coverage for a first-time bachelor's degree through Arizona State University's online program. To date, more than 4,800 partners have graduated with degrees, and more than 17,000 partners are participating in ASU's online degree programs. We are proud to continue to lead the way in this area.

Internationally, we customize our compensation and benefits packages to remain competitive and responsive to partners' feedback. For example, for partners in our company-operated stores across mainland China, we offer a critical-illness insurance plan for their parents.

In December 2020, Starbucks made one of the most substantial investments in wages in our Company's history by increasing pay rates, boosting the premium we already paid to exceed minimum wage in every market. This included:

- At least a 10% pay increase for baristas, shift supervisors and café attendants hired on or before September 14, 2020.
- At least an 11% pay increase for tenured partners with three years of continued service.
- A continued investment in shift supervisor pay to recognize this critical leadership role and attract the best talent.
- At least a 5% increase to all starting pay rates to support store managers in continuing to attract and retain new talent.



Training & Other Educational Resources

We are committed to providing partners with opportunities for education, such as the Third Place Development Series, which is designed to equip store managers and store partners with new tools for reflection and to facilitate discussions about important and challenging topics related to mental health, equity, inclusion and bias. In addition, we offer the 15-course To Be Welcoming curriculum, which is available to all partners, to foster an internal culture of equity and inclusion.



COVID-19 Support

During months of store closures in 2020, the investments we made in supporting our partners have been instrumental to our overall recovery efforts. With widespread unemployment in the U.S. and beyond, we were fortunate in the early months of the pandemic to have the ability to demonstrate our respect and care for our partners through benefits that included service pay, catastrophe pay, benefits continuation and expanded mental health support, expanded backup childcare support and food and beverage allowances. We started with a first-of-its-kind $10 million emergency relief fund for partners in both company-operated and licensed retail store markets around the world.

As stores re-opened, we evolved to continue supporting our partners while balancing the needs of our business. Notably, this meant aligning labor schedules and partner hours with customer demand as traffic continued to recover over time. We announced a COVID-19 Leave of Absence policy for U.S. partners who preferred to take unpaid leave through March 28, 2021 and accrue up to 20 hours per week toward benefits eligibility, all while keeping their existing benefits related to mental health, childcare, college education and discounted food and beverages, and being able to explore eligibility for federal and state unemployment assistance. We had individual conversations with 200,000 U.S. partners to ensure each individual understood alternatives in partner care, and had the opportunity to express a preference for the type of support to be received. Starbucks also paid health care premiums in full for partners on COVID-19 leave of absence if they were currently enrolled in one of our health plans. Thousands of partners who did not have enough hours available to them took advantage of this Leave of Absence policy.



COMMUNITY

We will serve to strengthen each community we are part of by being the neighbor every neighborhood wants.

At Starbucks, we take actions to strengthen our communities by listening, supporting, investing and uplifting. This past year brought unprecedented challenges to our communities. It was a time to think in new ways about what was needed most and what our role could be to help.

In part, that meant using our scale to promote equity in our communities, guided by recommendations from the 2019 Starbucks Civil Rights Assessment and the 2020 Civil Rights Assessment Update conducted by Covington & Burling LLP, under the leadership of former Attorney General Eric Holder.

It also meant expressing gratitude and boosting morale during uncertain times, both inside our stores and well beyond. With the onset of COVID-19, our partners in Asia led the way in organizing food and coffee donations to hospitals, nonprofits, local police and health officials and other frontline workers. Partners around the world echoed those demonstrations of gratitude — and continue to do so — in timely and innovative ways. In total, we donated more than four million free cups of coffee to U.S. first responders and frontline workers in fiscal 2020, and despite challenges posed by COVID-19, more than 11,000 of our U.S. partners reported volunteering in their communities.



Local and Community-Centric Economic Development

In the U.S., we have invested in 17 Community Stores to date, which provide extra services and resources specific to their communities. We operate seven Signing Stores around the world for people who are deaf and hard of hearing, as of the end of 2020. In the U.S., we have invested in 68 Military Family Stores. These store formats help demonstrate our desire not only to provide the best experience we can to our customers, but also to help make a positive impact on and strengthen the communities we serve.

We continue to lead an innovative social impact investment in Chicago, partnering with Community Development Financial Institutions to invest $10 million in small-business development loans with a focus on the city's underserved communities.



Outreach Workers in Stores

In fiscal 2020, we committed to investing in more community partnerships for hiring, training and supervising outreach workers to engage individuals in crisis in our stores with the goal of reducing strain on law enforcement agencies.



Voting Resources

In a notable U.S. election year, Starbucks promoted the importance of voting – including making sure partners had the tools and time to vote and encouraging government at all levels to make sure Americans could have safe and accessible ways to vote. Through the Starbucks App and a partnership with a non-partisan coalition of businesses, Civic Alliance, we provided partners and customers with resources and information about how and where to register to vote. We also provided all U.S. partners with a free Lyft ride worth up to $75 so they could travel to the polls to vote, volunteer as a poll worker or drop a ballot at a post office, ballot box or other official ballot drop location.



Donating Unsold Food

The Starbucks FoodShare program in the U.S., which launched in 2016 in partnership with Feeding America, packages eligible, unsold food to provide to food banks and mobile pantries. In fiscal 2020, the program redirected food from more than 6,200 U.S. Starbucks stores for donation. We also doubled down on investments in successful, long-term strategies like mobile pantries, which help overcome transportation and access barriers by bringing food to families where they are. As a result of these initiatives, in fiscal 2020 Starbucks donated more than 6.9 million meals. As the needs of food banks increase, we continue to learn from the many logistical challenges of ongoing perishable food delivery so we can increase the scale of this program.

Internationally, similar food donation programs exist in several markets, including a FoodShare launch in Canada in fiscal 2019 and food waste programs in 14 countries across EMEA markets.



Supplier Diversity & Inclusion

Since 1998, Starbucks has been committed to providing an environment where diverse suppliers who meet the requirements for quality, service and value have an equal opportunity to compete for Starbucks business. By actively seeking a diverse range of suppliers, we support our business, strengthen our supply chain and invest in the communities where we do business. Our goal is to stimulate economic development in those communities while identifying and delivering high-quality products and services across all our business channels. Our program focuses on developing business relationships with companies at least 51% owned and operated by a U.S. or Canadian citizen or legal resident and certified as a minority, woman, LGBTQ, veteran, person with a disability, or socio-economically disadvantaged small businesses classified as HUB Zone or 8(a). Since reporting our purchases with diverse suppliers in 2000, we have spent nearly $8 billion with these diverse suppliers.



The Starbucks Foundation

The Starbucks Foundation supports communities around the world and provided more than $17 million in grants in fiscal 2020. Whether aiding global community response efforts, providing hunger relief, or supporting front-line responders, the Foundation supported local and global COVID-19 initiatives that extended emergency assistance while also helping build a path towards recovery and resilience. It also supported emergency preparedness, response and resilience for disasters such as Australian wildfires, the major port explosion in Beirut, and hurricanes and wildfires in the U.S**.**

The Foundation's Origin Grants support coffee- and tea-growing communities by making donations to nonprofit organizations. Since International Women's Day 2018, the Foundation has been working toward a goal to empower 250,000 women and girls in origin communities by 2025. This effort has already made a difference in the lives of more than 66,000 women in coffee- and tea-growing communities across Africa, Asia and Latin America through programs offering skill development and training in women's leadership, access to finance and healthy homes. These partnerships with nonprofits focus on breaking down barriers to education; promoting clean water, sanitation and hygiene; and creating economic opportunities for women and girls.

In fiscal 2020, the Foundation also donated $1 million to Mercy Corps to support COVID-19 prevention awareness and extend urgently needed direct support across coffee and tea farming communities in Indonesia, Colombia, Guatemala, India and Ethiopia. To date, this has impacted more than 230,000 people.

The Foundation's Neighborhood Grants are investments in nonprofit organizations — nominated by Starbucks partners — to help build sustained local impact and inspire increased partner volunteerism in our communities. In fiscal 2020, Neighborhood Grants included a focus on COVID-19 response in local communities, as well as support to organizations that are Black-led and serve Black and Indigenous communities. Since September 2019, more than 8,000 Starbucks partners participated, resulting in Neighborhood Grants to nearly 2,000 organizations across the U.S. and Canada totaling nearly $4 million. In early fiscal 2021, the Foundation also committed $5 million to launch a two-year initiative focused on supporting nonprofits that serve BIPOC youth.

 **SUSTAINABILITY**

Our multi-decade aspiration is to become resource positive, storing more carbon than we emit, replenishing more freshwater than we use and eliminating waste. By embracing a longer-term economic, equitable and planetary value proposition for our Company, we will create greater value for all stakeholders.

At Starbucks, our vision to date regarding the health of the environment has been simple: sustainable coffee, served sustainably. Grounded in a history of sustainable leadership as we approach our 50th anniversary in fiscal 2021, we look to the future under the leadership of our chief sustainability officer with a heightened sense of urgency and conviction. We must challenge ourselves, think bigger, partner with others and do much more to take care of the planet we share.

We realize the climate crisis is inextricably intertwined with the other historic crises we are grappling with, among them a global pandemic, economic inequality and systemic racism. We agree with scientific experts who say without drastic action from everyone – governments, companies, all of us – trying to adapt to the impacts of climate change in the future will become increasingly difficult and costly. The impacts of climate change will take a toll on our supply chains, our business and more importantly, the lives of everyone involved, including coffee farmers, our suppliers, Starbucks partners, customers and the members of every community we serve. We also know that leadership in sustainability takes commitment, investment, innovation, partnership and time. For these reasons, in fiscal 2020 we declared our concern for the planet's future and our commitment to do more.

 **A Bold Aspiration and Aggressive Targets**

In January 2020, Starbucks announced a bold aspiration to become resource positive, and we set preliminary targets to cut our carbon, water and waste footprints in half by 2030. These global goals are rooted in science, grounded in Starbucks Mission and Values, and informed by comprehensive market research and trials. These goals were formalized in December 2020, and we are working to validate that our greenhouse gas reduction goal is in line with a science-based target needed to limit global warming to 1.5 degrees Celsius.



2030 TARGETS

50% REDUCTION in greenhouse gas emissions in our direct operations and value chain

50% REDUCTION in water used in direct operations and coffee production through conservation or replenishment

50% REDUCTION in waste sent to landfills from stores and manufacturing

AREAS OF FOCUS

Expanding **PLANT-BASED MENU OPTIONS**

Shifting away from single-use to **REUSABLE PACKAGING**

Investing in **REGENERATIVE AGRICULTURE, REFORESTATION, FOREST CONSERVATION AND WATER REPLENISHMENT** in our supply chain

Better ways to **MANAGE OUR WASTE**

More **SUSTAINABLE STORES**, operations, manufacturing and delivery

 **Innovation in Fiscal 2020: Plant-Based Menu Items, Reusables & More**

Starbucks is growing our plant-based menu, offering customers around the world the opportunity to choose sustainable options. In fiscal 2020, we launched new plant-based items, including oatmilk in China and the Starbucks® Impossible™ Breakfast Sandwich in the U.S.

We serve more than 100 million customer occasions each week, which means it is critical for them to know, understand and embrace our resource-positive aspirations, since so many of our goals depend on our customers' choices. To that end, we conducted comprehensive market research and trials to better understand consumer behavior and created incentives to encourage consumer use of reusable containers. We also continue to implement field-based ideas from our store partners, such as a piloting a new type of on-site solar installation – an idea that emerged from the Starbucks Greener Stores Innovation Challenge in fiscal 2019. These efforts, along with our many other initiatives to reduce our environmental footprint, confirm that our sustainability strategy is not only the right thing to do as a responsible global corporate citizen but also fundamental to the future success of our business.

 **Powerful Partnerships to Increase Impact**

In July 2020, we joined Microsoft and seven other leading companies to found the Transform to Net Zero Coalition, which will help accelerate achievement of a net-zero carbon economy by 2050. We have also joined the Ellen MacArthur Foundation's New Plastics Economy Global Commitment and aligned our strategies with its positive vision of a circular economy for plastics. We also continue to work with Closed Loop Partners and the NextGen Consortium to bring to market a recyclable and compostable hot-cup solution. We continually work in collaboration with experts to inform our aspirational and attainable goals around the world. Partnerships have been and will continue to be key to our successful sustainability initiatives.

 **Sustainable Cups and Packaging**

We are taking action to shift away from single-use plastics and champion the use of recycled content in packaging through our participation in the Ellen MacArthur Foundation's New Plastics Economy Global Commitment. We have additional goals to develop 100% compostable and recyclable hot cups by the end of calendar year 2022 and to eliminate the use of traditional plastic straws globally by the end of calendar year 2021. As part of our effort to eliminate one billion plastic straws a year, we recently completed the rollout of strawless lids across the U.S. and Canada.

 **Greener Stores**

We have been a leader for more than a decade in Leadership in Energy and Environmental Design (LEED®) certification. In early fiscal 2020, the Shanghai Roastery set a new benchmark in green retail as the first building in mainland China's food retail industry to be certified LEED Platinum. Now, in partnership with the World Wildlife Fund and in collaboration with other nongovernmental organizations, we are going beyond LEED with an open-source Starbucks Greener Stores operations framework. Our goal is to design, build and operate 10,000 of these stores by calendar year 2025. To date, we have more than 740 stores globally that reflect the Greener Stores framework.



Renewable Energy

Starbucks purchases enough renewable energy to supply 100% of its company-operated stores and facilities in the U.S., Canada and the U.K. with clean energy. Worldwide, in fiscal 2019 Starbucks purchased renewable energy to supply nearly three quarters of company-operated locations. Looking ahead, we are developing climate justice criteria to apply to new projects beyond our existing portfolio of $275 million in renewable energy commitments and investments.



Greener Aprons

More than 28,000 Starbucks partners around the world have enrolled in the Greener Apron sustainability training program through Starbucks Global Academy. We have exceeded our goal of empowering 10,000 partners to be sustainability champions by the end of calendar year 2020. We continue to expand opportunities for partners to engage on sustainability. Last summer, 150 partners from six countries completed Al Gore's Climate Reality Leadership Training program to learn more about how they can inspire climate action and advocacy in their communities.



RESPONSIBLE COFFEE

Our vision is to ensure the **sustainable future of coffee** for all.

We have a responsibility to care for the entire supply chain and the many people who make coffee possible, from bean to cup and farmer to customer. For the betterment of people and planet, we are committed to responsibly sourcing the finest-quality coffee. This includes working to empower farmers, finding ways to improve their livelihoods and helping them positively impact their communities, all with the aspiration of ensuring a sustainable future of coffee for all.



Coffee Sourcing Commitments

Since 2015, Starbucks coffee has been verified as approximately 99% ethically sourced as part of C.A.F.E. Practices, our ethical sourcing verification program developed in partnership with Conservation International. Measuring farms against economic, social and environmental criteria, the program is designed to promote transparent, profitable and sustainable coffee growing practices while also helping protect the well-being of coffee farmers and workers, their families and their communities.

In accordance with the program's philosophy of continuous improvement, over the last year we have committed to increasing the frequency and sample size of third-party inspections on C.A.F.E. Practices-verified farms with both announced and unannounced inspections as well as increasing the number of farms audited each year. We are also continuing to support farming communities by investing in childcare services and education centers with our coffee suppliers, through programs in Nicaragua and Guatemala for the 2020-21 harvest season and beyond.

As we look toward our sustainability aspiration of a resource-positive future, we will continue to advance work toward reducing our carbon and water footprint in green coffee, contributing to the Company's 2030 environmental targets.



Planting Coffee Trees

We have a goal to provide 100 million coffee trees to farmers by 2025. Despite the impacts of COVID-19, we have completed our fifth year of this program, distributing 10 million trees to farmers in Mexico, Guatemala and El Salvador in fiscal 2020. In total, 50 million rust-resistant trees have been distributed, replacing trees declining in productivity due to age and disease and helping farmers improve the quality and yields of their harvest.

Preparation for the next batch of tree distributions in fiscal 2021 is already underway. We are also launching a new effort in Colombia in partnership with the Federacion Nacional de Cafeteros de Colombia to distribute 23 million coffee seedlings to more than 12,000 C.A.F.E. Practices farmers over the next two and a half years with the goal of improving productivity and yields.



Open-Source Agronomy

Starbucks operates nine Farmer Support Centers worldwide, where agronomists and quality experts work alongside farmers to share tools and information to help increase the productivity and quality of coffee on their farms and improve their livelihoods. Expert advice and support is available to farmers whether they grow coffee for Starbucks or not.

This year, due to COVID-19 related restrictions, we provided online training tools and resources to continue these efforts while supporting the health and safety of our partners, suppliers, farmers and their communities.



Starbucks Global Farmer Fund and Relief Funds

We have invested nearly $50 million in the Starbucks Global Farmer Fund, providing loans to coffee farmers to strengthen their farms through coffee tree renovation and infrastructure improvements. In addition, we have continued our Emergency Farmer Relief Fund for a second year to further support farmers who were negatively impacted by low global coffee prices. Although market conditions were slightly better than in fiscal 2019, we distributed more than $2.8 million to farmers in Guatemala and Nicaragua in fiscal 2020 to offset low prices compared with cost of production.



Starbucks Digital Traceability

As a continuation of our ethical sourcing commitment, in fiscal 2020 we launched the new Starbucks Digital Traceability tool at https://www.traceability.starbucks.com, a way for customers to engage directly with their coffee and learn more about its journey from bean to cup using a convenient mobile web app.

Customers can use the traceability tool to scan a bag of their favorite coffee at a Starbucks store to discover the global origin of their beans. The traceability tool introduces them to a farmer growing coffee in that region, shows them where and how their coffee was roasted, lets them meet a roasting plant partner and teaches them more about the Company's ongoing support of coffee communities. We have also been working with our suppliers and producers to provide them with the codes correlating to their green coffee beans, so customers buying Starbucks coffee beans from grocery stores can enjoy the traceability tool as well.

Proxy Statement

We are making this proxy statement available to you on January 22, 2021 in connection with the solicitation of proxies by our board of directors for the Starbucks Corporation 2021 Annual Meeting of Shareholders. At Starbucks and in this proxy statement, we refer to our employees as "partners." Also in this proxy statement, we sometimes refer to Starbucks as the "Company," "we" or "us," and to the 2021 Annual Meeting of Shareholders as the "Annual Meeting." When we refer to the Company's fiscal year, we mean the annual period ending on the Sunday closest to September 30 of the stated year. Information in this proxy statement for 2020 generally refers to our 2020 fiscal year, which was from September 30, 2019 through September 27, 2020 ("fiscal 2020").

VOTING INFORMATION

Record Date. The record date for the Annual Meeting is January 8, 2021. On the record date, there were 1,177,289,879 shares of our common stock outstanding and there were no outstanding shares of any other class of stock.

Voting Your Proxy. Holders of shares of common stock are entitled to cast one vote per share on all matters. Proxies will be voted as instructed by the shareholder or shareholders granting the proxy. Unless contrary instructions are specified, if the proxy is completed and submitted (and not revoked) prior to the Annual Meeting, the shares of Starbucks common stock represented by the proxy will be voted: (i) **FOR** the election of each of the twelve director candidates nominated by the board of directors; (ii) **FOR** the approval of the advisory resolution on our executive compensation; (iii) **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending October 3, 2021 ("fiscal 2021"); (iv) **AGAINST** the shareholder proposal regarding employee board representation; and (v) in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

Revoking Your Proxy. If you are a registered shareholder (meaning, a shareholder who holds shares issued in his or her name and therefore appears on the Company's share register) and have executed a proxy, you may revoke or change your proxy at any time before it is exercised by: (i) executing and delivering a later-dated proxy card to our corporate secretary prior to the Annual Meeting; (ii) delivering written notice of revocation of the proxy to our corporate secretary prior to the Annual Meeting; or (iii) attending and voting at the Annual Meeting. Attendance at the Annual Meeting, in and of itself, will not constitute a revocation of a proxy. If you voted by telephone or the Internet and wish to change your vote, you may call the toll-free number or go to the website, as may be applicable in the case of your earlier vote, and follow the directions for revoking or changing your vote. If your shares are held in the name of a broker, bank or other holder of record, you should follow the voting instructions you receive from the holder of record to revoke your proxy or change your vote.

Vote Required. The presence, in person or by proxy, of holders of a majority of the outstanding shares of Starbucks common stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client on that matter but are deemed to be present at the Annual Meeting) are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting.

We have majority voting procedures for the election of directors in uncontested elections. If a quorum is present, a nominee for election to a position on the board of directors will be elected as a director if the votes cast for the nominee exceed the votes cast against the nominee. The term of any incumbent director who does not receive a majority of votes cast in an election held under the majority voting standard terminates on the earliest to occur of: (i) 90 days from the date on which the voting results of the election are certified; (ii) the date the board of directors fills the position; or (iii) the date the director resigns. If a quorum is present, approval of the advisory resolution on executive compensation, ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm and approval of all shareholder proposals, and any other matters that properly come before the meeting, require that the votes cast in favor of such actions exceed the votes cast opposing such actions. The following will not be considered votes cast and will not count in determining the election of any director nominee or approval of the other proposals: (i) broker non-votes; (ii) a share whose ballot is marked as abstain; (iii) a share otherwise present at the Annual Meeting but for which there is an abstention; and (iv) a share otherwise present at the Annual Meeting but which is not voted.

Unless you provide voting instructions to any broker holding shares on your behalf, your broker may not use discretionary authority to vote your shares on any of the matters to be considered at the Annual Meeting other than the ratification of our independent registered public accounting firm. Please vote your proxy so your vote can be counted. Proxies and ballots will be received and tabulated by Broadridge Financial Services, our inspector of elections for the Annual Meeting.

Please cast your vote as soon as possible. Make sure to have your proxy card or voting instruction form (VIF) in hand:



By internet
go to www.proxyvote.com;



By toll-free telephone
from the United States, U.S. territories and Canada — 1-800-690-6903;



By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope; or



By scanning the QR code using your mobile device.

ELECTION OF DIRECTORS

Our board of directors currently has 13 members. The board of directors has nominated 12 of the 13 directors for election at the 2021 Annual Meeting, to serve until the 2022 Annual Meeting of Shareholders and until their respective successors have been elected and qualified. All of the 12 directors were elected at the 2020 Annual Meeting. Myron E. Ullman, III will reach the mandatory retirement age under the Corporate Governance Principles and Practices prior to the Annual Meeting, and will retire from the board immediately prior to the Annual Meeting. As a result, Mr. Ullman will not stand for re-election at the Annual Meeting.

Unless otherwise directed, the persons named in the proxy intend to vote all proxies **FOR** the election of the nominees, as listed below, each of whom has consented to serve as a director if elected. If, at the time of the Annual Meeting, any nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the board of directors, unless the board chooses to reduce its own size. The board of directors has no reason to believe that any of the nominees will be unable or will decline to serve if elected. Proxies cannot be voted for more than twelve persons since that is the total number of nominees.

STARBUCKS BOARD OF DIRECTORS

We believe that our directors should satisfy a number of qualifications, including demonstrated integrity, a record of personal accomplishments, a commitment to participation in board activities and other attributes discussed below in "Our Director Nominations Process" on page 32. We also endeavor to have a board that represents a range of qualifications, skills and depth of experience in areas that are relevant to and contribute to the board's oversight of the Company's global activities. Following the biographical information for each director nominee, we describe the key experiences, qualifications, skills and attributes the director nominee brings to the board that, for reasons discussed in the chart below, are important to Starbucks businesses and structure. The board considered these key experiences, qualifications, skills and attributes and the nominees' other qualifications in determining to recommend that they be nominated for election.

Experience/Qualifications/Skills/Attributes

	Industry Experience	As the premier roaster, marketer and retailer of specialty coffee in the world, we seek directors who have knowledge of and experience in the consumer products, retail, food and beverage industries, which is useful in understanding our product development, retail and licensing operations.
	Financial/ Capital Allocation Experience	As a large public company, Starbucks is committed to strong financial discipline, effective allocation of capital, an appropriate capital structure, risk management, legal and regulatory compliance and accurate disclosure practices. We believe that directors who have senior financial leadership experience at large global organizations and/or financial institutions and directors who are experienced allocators of capital are instrumental to Starbucks success.
	Gender, Ethnic or National Diversity	We value representation of gender, ethnic, geographic, cultural, and other perspectives that expand the board's understanding of the needs and viewpoints of our customers, partners, governments and other stakeholders worldwide.
	Brand Marketing Experience	We believe it is important for our directors to have brand marketing experience because of the importance of image and reputation in the specialty coffee business and our objective to maintain Starbucks standing as one of the most recognized and respected brands in the world.
	International Operations & Distribution Experience	Starbucks has a strong global presence. The Company operates nearly 33,000 stores in 83 markets around the globe. Accordingly, international operations and distribution experience is important for our directors to have, especially as we continue to expand globally and develop new channels of distribution.
	Sustainability, Governmental & Public Policy Experience	We believe that it is important for our directors to have domestic and international experience in corporate responsibility, sustainability and public policy to help us address significant public policy issues, adapt to different business and regulatory environments and facilitate our work with various governmental entities and non-governmental organizations all over the world. This experience is particularly relevant during times of increased volatility in global politics and economics.
	Technology Experience	Our business has become increasingly complex as we have enhanced our offerings, expanded our global footprint and increased online customer ordering capabilities. This increased complexity requires a sophisticated level of technology resources and infrastructure as well as technological expertise. And, as a consumer retail company, it is important for our directors to have digital and social media experience, which can provide insight and perspective with respect to our various business functions.
	Human Capital Management Experience	At Starbucks, our people are one of our most valuable assets. We seek to live our values through the culture we develop with our partners and our customers. It is important that our directors have experience managing and developing values and culture in a large global work force so that we can continue to live our mission to inspire and nurture the human spirit – one person, one cup and one neighborhood at a time.
	Public Company Board Experience	Directors who have served on other public company boards can offer advice and perspective with respect to board dynamics and operations, relations between the board and Starbucks management and other matters, including corporate governance, executive compensation, risk management and oversight of strategic, operational, compliance-related matters and relations with shareholders.
	Senior Leadership Experience	We believe that it is important for our directors to have served in senior leadership roles at other organizations, which demonstrates strong abilities to motivate and manage others, to identify and develop leadership qualities in others and to manage organizations. Starbucks global scale and complexity requires aligning multiple areas of operations, including, but not limited to, marketing, merchandising, supply chain, human resources, real estate and technology. Directors with senior leadership experience are uniquely positioned to contribute practical insight into business strategy and operations, and support the achievement of strategic priorities and objectives.

Board Nominees Snapshot



INDEPENDENCE

Independent   **10**

Not-Independent   **2**

DIRECTOR TENURE

0-4 years   **6**

5-9 years   **3**

10-14 years   **1**

15+ years   **2**

Average Director Tenure:
6.3 years

AGE DISTRIBUTION

<50 years   **3**

50-60 years   **8**

61-70 years   **1**

Average Age: **53.5**

DIVERSITY

Female   **42%**

National Diversity   **25%**

Ethnic Diversity   **50%**

Director Self-Identification of Race/Ethnicity:
3 Asian
2 Black
1 Hispanic or Latinx
6 White

The table below summarizes the key experience, qualifications and attributes for each director nominee and highlights the balanced mix of experience, qualifications and attributes of the board as a whole. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the board. No individual experience, qualification or attribute is solely dispositive of becoming a member of our board.



	Industry Experience	Financial/ Capital Allocation Experience	Gender, Ethnic or National Diversity	Brand Marketing Experience	International Operations & Distribution Experience	Sustainability, Governmental & Public Policy Experience	Technology Experience	Human Capital Management Experience	Public Company Board Experience	Senior Leadership Experience
Richard E. Allison, Jr.	✓	✓			✓				✓	✓
Rosalind G. Brewer		✓	✓	✓			✓		✓	✓
Andrew Campion		✓		✓	✓		✓			✓
Mary N. Dillon			✓	✓			✓	✓	✓	✓
Isabel Ge Mahe			✓	✓		✓	✓	✓		✓
Mellody Hobson		✓	✓	✓		✓			✓	✓
Kevin Johnson	✓						✓	✓	✓	✓
Jørgen Vig Knudstorp		✓	✓	✓	✓			✓		✓
Satya Nadella			✓		✓		✓	✓	✓	✓
Joshua Cooper Ramo					✓	✓		✓	✓	✓
Clara Shih			✓	✓			✓		✓	✓
Javier G. Teruel	✓	✓	✓	✓	✓					✓

Board Recommendation

✓ The board of directors recommends that shareholders vote **FOR** the election of each of the nominees to the board of directors.

Nominees

Set forth below is certain information furnished to us by the director nominees. There are no family relationships among any of our current directors or executive officers. None of the corporations or other organizations referenced in the biographical information below is a parent, subsidiary or other affiliate of Starbucks.



RICHARD E. ALLISON, JR. Independent

Age: 53

Director Since: 2019

Committees:

CMDC

Flat White

RICHARD E. ALLISON, JR. has served as Chief Executive Officer and a member of the board of directors of Domino's Pizza, Inc., the largest pizza company in the world based on global retail sales, since July 2018. He joined Domino's in March 2011 as Executive Vice President of International and then served as President, Domino's International from October 2014 to July 2018. During the seven years that Mr. Allison led the international division, it expanded by more than 20 countries and grew by more than 5,000 stores. Prior to joining Domino's, Mr. Allison worked at Bain & Company, Inc. for more than 13 years, serving as a Partner from 2004 to December 2010, and as co-leader of Bain's restaurant practice.

DIRECTOR QUALIFICATIONS

Throughout Mr. Allison's extensive experience in the restaurant industry, particularly his years spent at Domino's, he has cultivated a deep understanding of the large- and small-scale operations, strategic planning initiatives, market development objectives and other critical elements of steering a global restaurant chain. The growth of Domino's global brand under Mr. Allison's direction highlights his strong leadership capabilities and dedication to excellence, qualities that he brings to his role as director.



ROSALIND G. BREWER
group president, Americas and chief operating officer



Age: 58

Director Since: 2017

Tall Starbucks Blonde® Espresso Roast Honey Oatmilk Latte

ROSALIND G. BREWER has served as group president, Americas and chief operating officer since October 2017, and has been a director since March 2017. Ms. Brewer served as President and Chief Executive Officer of Sam's Club, a membership-only retail warehouse club and a division of Walmart Inc., a multinational retail corporation, from February 2012 to February 2017. Previously, Ms. Brewer was Executive Vice President and President of Walmart's East Business Unit from February 2011 to January 2012; Executive Vice President and President of Walmart South from February 2010 to February 2011; Senior Vice President and Division President of the Southeast Operating Division from March 2007 to January 2010; and Regional General Manager, Georgia Operations, from 2006 to February 2007. Prior to joining Walmart, Ms. Brewer was President of Global Nonwovens Division for Kimberly-Clark Corporation, a global health and hygiene products company, from 2004 to 2006 and held various management positions at Kimberly-Clark Corporation from 1984 to 2006. She currently serves as the Chair of the Board of Trustees for Spelman College and as a director on the Board of Directors of Amazon.com, Inc. She formerly served on the Board of Directors for Lockheed Martin Corporation and Molson Coors Brewing Company.

DIRECTOR QUALIFICATIONS

In addition to her deep understanding of the Company's day-to-day business and operations as head of the Americas business and her role as chief operating officer, Ms. Brewer brings to the board of directors extensive insight on large scale operations and supply chain logistics based on her senior leadership positions as President and Chief Executive Officer of Sam's Club and as Executive Vice President for Walmart, as well as extensive experience in consumer products marketing and distribution.

Ms. Brewer also brings to the board her vast experience in product development, product management, leadership, digital technology and innovation, international operations and distribution, the identification and nurturing of talent and the development of culture and values within organizations. She also has experience in capital allocation, productivity and optimizing margins in ways that promote sustainable growth.



ANDREW CAMPION Independent



Age: 49

Director Since: 2019

Committees:

ACC

Almondmilk Latte with 1 Splenda®

ANDREW CAMPION has served as the Chief Operating Officer of NIKE, Inc., a multinational athletic footwear, apparel, equipment and services corporation, since March 2020. Previously, Mr. Campion served as Executive Vice President and Chief Financial Officer of NIKE, Inc. since 2015. From 2014 to 2015, he served as Senior Vice President, Strategy, Finance and Investor Relations for NIKE, Inc., which he assumed in addition to his prior role as Chief Financial Officer of the NIKE Brand, to which he was appointed in 2010. Mr. Campion joined NIKE, Inc. in 2007, leading Global Strategic Planning, Global Financial Planning and Market Intelligence. From 1996 to 2007, he held leadership roles in strategic planning, mergers and acquisitions, financial planning and analysis, operations planning, investor relations and tax at The Walt Disney Company, a multinational mass media and entertainment corporation. Mr. Campion also currently serves on the Board of Directors of the Los Angeles 2028 Olympic and Paralympic Games and the Board of Advisors of the UCLA Anderson Graduate School of Management.

DIRECTOR QUALIFICATIONS

As a COO of a large multinational company, Mr. Campion has a broad range of leadership experiences in the public company sector, including overseeing global brand and business growth strategies, operational excellence across the entire value chain, talent and team development, and enterprise financial management. His background in finance and law enables him to provide unique macro- and micro-level insights into business decisions and their potential impact on the Company's strategic objectives. Mr. Campion brings his deep knowledge of investor relations, among his other skills and passions, to his role as director on the board.





MARY N. DILLON Independent

Age: 59
Director Since: 2016

Committees:
CMDC (chair), NCGC

 Grande Skinny Vanilla Latte

MARY N. DILLON has been a Starbucks director since January 2016. Since July 2013, Ms. Dillon has served as Chief Executive Officer and a member of the Board of Directors of Ulta Beauty, Inc., the nation's largest beauty retailer. Prior to joining Ulta Beauty, she served as President and Chief Executive Officer and a member of the Board of Directors of United States Cellular Corporation, a provider of wireless telecommunications services, beginning in June 2010. Prior to joining U.S. Cellular, Ms. Dillon served as Global Chief Marketing Officer and Executive Vice President of McDonald's Corporation from 2005 to 2010, where she led the company's worldwide marketing efforts and global brand strategy. Prior to joining McDonald's, Ms. Dillon held several positions of increasing responsibility at PepsiCo Corporation, including as President of the Quaker Foods division from 2004 to 2005 and as Vice President of Marketing for Gatorade and Quaker Foods from 2002 to 2004. Ms. Dillon also currently serves on the Board of Directors of KKR & Co. Inc., a controlled company, and previously served on the Board of Directors of Target Corporation.

DIRECTOR QUALIFICATIONS
As CEO of a large publicly traded company and with her executive leadership experience, Ms. Dillon provides the board with top-level leadership perspective in organizational management and operations as well as capital allocation. With over thirty years of experience with large consumer-driven businesses, Ms. Dillon brings to the board her unique insights into the management of complex organizations and the development, engagement and champion of diversity and inclusion for employees in today's evolving retail environment. She also possesses valuable knowledge and expertise in brand marketing and strategy.

      



ISABEL GE MAHE Independent

Age: 46
Director Since: 2019

Committees:
NCGC

 Cappuccino

ISABEL GE MAHE has served as the Vice President and Managing Director of Greater China of Apple Inc., a multinational technology company, since 2017. In addition to providing leadership and coordination of Apple's Greater China-based teams, she is a key influencer on China-inspired product features. From 2008 through 2017, Ms. Ge Mahe served as Apple's Vice President of Wireless Technologies. Before joining Apple, she served as Vice President of Wireless Software Engineering at Palm, Inc., a computer software and hardware company, and held key technical and managerial positions at other wireless companies.

DIRECTOR QUALIFICATIONS
Ms. Ge Mahe brings her unique background in the technology sector and Asian markets to her role as a director. As the Company continues its growth into these very markets and expands its technology-based strategies for information aggregation and consumer engagement,

Ms. Ge Mahe's knowledge will be invaluable. Her experience at Apple and Palm exemplify both technical expertise and managerial skills, including guiding individual employees and broader regional divisions to meet consumer need and reach company-wide metrics for success. She is listed as one of Fortune Magazine's "Most Powerful Women International."

      



MELLODY HOBSON Independent, vice chair of the board (current); *incoming chair of the board*

Age: 51
Director Since: 2005

Committees:
ACC (chair)

 Pike Place® Roast, black*

MELLODY HOBSON has served as vice chair of the board since June 26, 2018 and has been a Starbucks director since February 2005. Ms. Hobson has served as Co-CEO, President and Director of Ariel Investments, LLC, an investment management firm, since 2019. She previously served as President of Ariel Investments from 2000 to 2019. In addition, she serves as the President and Chairman of the Board of Trustees of the Ariel Investment Trust, a registered investment company advised by Ariel Investments. She previously served as Senior Vice President and Director of Marketing at Ariel Capital Management, Inc. from 1994 to 2000, and as Vice President of Marketing at Ariel Capital Management, Inc. from 1991 to 1994. Ms. Hobson works with a variety of civic and professional institutions, including serving as Co-Chair of the Lucas Museum of Narrative Arts and as Chairman of After School Matters, which provides Chicago teens with high quality out-of-school time programs. Additionally, she is on the Board of Governors' Executive Committee of the Investment Company Institute. Ms. Hobson also serves on the Board of Directors of JPMorgan Chase & Co., and, formerly, she served on the Board of Directors of DreamWorks Animation SKG, Inc. and The Estée Lauder Companies Inc.

DIRECTOR QUALIFICATIONS
As the president, co-CEO and a director of a large investment company, Ms. Hobson brings significant leadership, operational, investment and financial expertise to the board of directors. She brings a strong investor perspective to the boardroom and infuses discussions with insights from a shareholder, capital markets and capital allocation lens. Ms. Hobson's experience as an on-air CBS news contributor and analyst on finance and the economy provides insight into media and communications and public relations considerations. Ms. Hobson also brings to the board of directors valuable knowledge of corporate governance and similar issues from her service on other publicly traded companies' boards of directors as well as her service on the Investment Company Institute's Board of Governors' Executive Committee and her prior service on the SEC Investment Advisory Committee. In addition, Ms. Hobson has brand marketing experience through her past service on the Board of Directors of The Estée Lauder Companies Inc. and the DreamWorks Animation SKG Board prior to its acquisition by Comcast Corporation.

      

* Pike Place is a registered trademark of The Pike Place Market PDA, used under license.

KEVIN JOHNSON
president and chief executive officer



Age: 60

Director Since: 2009

 Vanilla Sweet Cream Cold Brew

KEVIN JOHNSON has served as president and chief executive officer since April 2017 and has been a Starbucks director since March 2009. Mr. Johnson served as president and chief operating officer from March 2015 to April 2017. Mr. Johnson served as Chief Executive Officer of Juniper Networks, Inc., a leading provider of high-performance networking products and services, from September 2008 to December 2013. He also served on the Board of Directors of Juniper Networks from September 2008 through February 2014. Prior to joining Juniper Networks, Mr. Johnson served as President, Platforms and Services Division for Microsoft Corporation, a worldwide provider of software, services and solutions. Mr. Johnson was a member of Microsoft's Senior Leadership Team and held several senior executive positions over the course of his 16 years at Microsoft. Prior to joining Microsoft in 1992, Mr. Johnson worked in International Business Machine Corp.'s systems integration and consulting business.

DIRECTOR QUALIFICATIONS
Through his experience as a board member, former chief operating officer and current president and chief executive officer of the Company, Mr. Johnson provides the board of directors with a unique perspective on Starbucks business, operations, strategic direction, vision, the importance of identifying and developing talent and aligning partners to the Company's mission and values. Mr. Johnson's extensive experience in the technology industry provides the board of directors with unique insights into platforms for global integration of information systems as well as the use of technology in our brand marketing, media and communications efforts. Through his various senior leadership positions, including his experience as Chief Executive Officer of Juniper Networks and extensive senior executive and international operations experience with a large, multinational company, Mr. Johnson also has experience with the challenges inherent in managing a complex organization; leading global businesses focused on both consumer and business needs; and utilizing technology to drive business strategy, productivity and innovation.



JØRGEN VIG KNUDSTORP   Independent



Age: 52

Director Since: 2017

Committees: ACC, NCGC (chair)

 Pike Place® Special Reserve brewed with a coffee press*

JØRGEN VIG KNUDSTORP has been a director since March 2017. Since January 2017, Mr. Knudstorp has served as Executive Chairman of LEGO Brand Group, owner of the LEGO brand and controlling company of the LEGO Group, a leading manufacturer of construction toys. From October 2004 to December 2016, he served as President and Chief Executive Officer of the LEGO Group. He previously held various leadership positions at the LEGO Group from 2001 to 2004, including Senior Vice President, Corporate Affairs from 2003 to 2004;

Vice President, Strategic Development in 2003; Senior Director, Global Strategic Development & Alliance Management from 2002 to 2003; and Director, Strategic Development from 2001 to 2002. Prior to joining the LEGO Group, Mr. Knudstorp served as a Management Consultant at McKinsey & Company, a management consulting firm, from 1998 to 2001.

DIRECTOR QUALIFICATIONS
Mr. Knudstorp brings to the board his top executive leadership experiences at one of the world's most renowned toy manufacturers, which has a highly recognizable brand and a record of innovation. His extensive global leadership experience provides the board with unique insights and knowledge of brand and digital marketing, strategy, consumer products, development and nurturing of human capital and organizational culture and values, finance, capital allocation, international operations and distribution, and formation and management of strategic alliances.



SATYA NADELLA   Independent



Age: 53

Director Since: 2017

Committees: CMDC

 Double Espresso

SATYA NADELLA has been a director since March 2017. Mr. Nadella has served as Chief Executive Officer and a member of the Board of Directors of Microsoft Corporation, a global technology provider, since February 2014. He has held various leadership positions at Microsoft since joining Microsoft in 1992, and most recently, Mr. Nadella was executive vice president of Microsoft's Cloud and Enterprise group. In this role, he led the transformation to the cloud infrastructure and services business. Previously, Nadella led R&D for the Online Services Division and was vice president of the Microsoft Business Division. Before joining Microsoft, Nadella was a member of the technology staff at Sun Microsystems. Mr. Nadella currently serves on the Board of Trustees of Fred Hutchinson Cancer Research Center and the University of Chicago Board of Trustees.

DIRECTOR QUALIFICATIONS
Mr. Nadella brings to the board of directors global business leadership experience, extensive experience in the technology industry and an understanding of how technology will be used and experienced around the world, in addition to deep expertise in allocating capital and optimizing productivity. He also provides the board with invaluable insights as Starbucks continues its focus on innovative ways to use technology to elevate its brand and grow its business. His experience in leading a multinational, complex enterprise, aligning teams and motivating employees, developing human capital and talent, fostering a robust culture and his strategic and operational expertise have facilitated important contributions to board discussions and oversight. Mr. Nadella also brings insight and knowledge in international operations and distribution gained from his service as CEO and other senior leadership positions at one of the world's largest public technology companies.



---

*   Pike Place is a registered trademark of The Pike Place Market PDA, used under license.



JOSHUA COOPER RAMO   Independent

Age: 52

Director Since: 2011

Committees:

ACC, NCGC

 Doppio Espresso Macchiato

JOSHUA COOPER RAMO has been a Starbucks director since May 2011. Since June 2020, Mr. Ramo has served as Chairman and Chief Executive Officer of Sornay, a privately-held advisory and principal investment firm. Until January 2020, Mr. Ramo was Co-Chief Executive Officer and Vice Chairman of Kissinger Associates, Inc., an advisory firm where he was employed since 2005. He was previously the Managing Partner for the Office of JL Thornton & Co., LLC, a corporate advisory specialist and an advisor to Goldman Sachs, from 2003 to 2005. Mr. Ramo has served as lead China advisor on more than $200 billion of transactions. Mr. Ramo spent his early career as a journalist, most recently with Time Magazine, from 1995 to 2003 serving as Senior Editor and Foreign Editor. He is a leading China scholar and has written several papers on China's development that have been distributed in China and abroad. In 2008, Mr. Ramo served as China Analyst for NBC during the Summer Olympics in Beijing and in 2018, served the same role for NBC during the Winter Olympics in Pyeongchang. He is the author of two New York Times best-selling books, "The Age of the Unthinkable" (2009) and "The Seventh Sense" (2016). Mr. Ramo has been a term member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders and Global Leaders for Tomorrow, and co-founder of the U.S.-China Young Leaders Forum. He also serves on the Board of Directors of FedEx Corporation.

DIRECTOR QUALIFICATIONS

Mr. Ramo's broad international experience provides the board of directors unique insights related to Starbucks strategy, operations and business as a global company. Mr. Ramo brings to the board significant strategic partnership, commercial transaction, business negotiation and advisory experience from his Sornay's CEO and Chairmanship, as well as domestic and international public policy experience. Mr. Ramo has extensive knowledge in several important strategic areas, including innovative problem-solving related to global risks and opportunities, particularly regarding China, and navigating cross-cultural and cross-border opportunities.





CLARA SHIH   Independent

Age: 39

Director Since: 2011

Committees:

CMDC, NCGC

 Pistachio Coconutmilk Latte

CLARA SHIH has been a Starbucks director since December 2011. Since September 2, 2020, Ms. Shih is Executive Chair and a Board member of Hearsay Systems, Inc., an enterprise software company serving Fortune 500 firms, which she co-founded in August 2009. Previously, she served as Chief Executive Officer of Hearsay Systems, Inc. From June 2006 to June 2009, she served as Product Management Director, AppExchange of salesforce.com, Inc., an enterprise software company. From 2004 to 2006, she served as Associate, Strategy and Business Operations for Google, Inc. Previously, Ms. Shih was a software engineer at Microsoft Corporation. Ms. Shih, the creator of the first business application on Facebook, is the author of "The Facebook Era" (2009) and "The Social Business Imperative" (2016). She has been named one of Businessweek's Top Young Entrepreneurs, one of Fortune's Most Powerful Women Entrepreneurs, and one of CNN Money's "40 under 40: Ones to Watch." She was also named a "Young Global Leader" by the World Economic Forum.

DIRECTOR QUALIFICATIONS

Ms. Shih brings to the board social media, digital and mobile expertise, brand marketing, innovation and entrepreneurial experience from her founder and executive chairperson position with Hearsay Systems, as well as her prior experience at other technology companies. She provides unique insights to Starbucks related to technology innovation and growth of the business, including on social networking sites across marketing, sales, customer service, recruiting and R&D functions. She also provides valuable generational perspectives and insights into evolving consumer and generational trends.





JAVIER G. TERUEL   Independent

Age: 70

Director Since: 2005

Committees:

ACC, CMDC

 Espresso Macchiato

JAVIER G. TERUEL has been a Starbucks director since September 2005. Mr. Teruel served as Vice Chairman of Colgate-Palmolive Company, a consumer products company, from July 2004 to April 2007, when he retired. Prior to being appointed Vice Chairman, Mr. Teruel served as Colgate-Palmolive's Executive Vice President responsible for Asia, Central Europe, Africa and Hill's Pet Nutrition. After joining Colgate in Mexico in 1971, Mr. Teruel served as Vice President of Body Care in Global Business Development in New York and President and General Manager of Colgate-Mexico. He also served as President of Colgate-Europe, and as Chief Growth Officer responsible for the company's growth functions. Mr. Teruel currently serves as a Partner of Spectron Desarrollo, SC, an impact investment and consulting firm, and as Chairman of Alta Growth Capital, a private equity firm. He previously served on the Board of Directors of The Pepsi Bottling Group, Inc. He currently serves on the Board of Directors of J.C. Penney Company, Inc. and Nielsen Holdings plc.

DIRECTOR QUALIFICATIONS

Mr. Teruel brings to the board extensive brand marketing experience and international distribution and operations experience from his various executive roles at a large, multinational consumer products company, including considerable product development, merchandising and marketing skills and perspectives. His international background provides unique insights relevant to Starbucks strategy, operations and business as a global company. He also provides important investment-oriented perspectives and insights into achieving growth in key business areas. Through his senior leadership and public company board experiences, Mr. Teruel also possesses extensive knowledge in several important business areas, including leadership, finance, risk assessment, and international, cross-border and cross-cultural dynamics faced by global companies.



Corporate Governance

BOARD STRUCTURE AND RESPONSIBILITIES

Board Leadership

The board of directors is responsible for overseeing the exercise of corporate power and ensuring that Starbucks business and affairs are managed to meet the Company's stated goals and objectives and that the long-term interests of the shareholders are served. The Governance Principles for the Board of Directors ("Governance Principles") provide for the Nominating and Corporate Governance Committee ("Nominating/Governance Committee") to recommend to the board on a biennial basis a director for election by the board as the chair of the board. The Nominating/Governance Committee may also recommend one or more vice chairs of the board for election by the board. The board believes that it should maintain flexibility to select Starbucks chair of the board and board leadership structures from time to time. It believes that the two-year term for the chair and vice chair provides continuity for the board.

Our ceo is the principal executive officer of the Company and has general charge and supervision of the business and strategic direction of the Company. Our independent chair of the board facilitates the board's oversight of management and the Company's long-range strategy and business initiatives and serves as a liaison between management and independent directors.

The duties of the chair of the board include the following:

• Preside over and manage the meetings of the board;

• Support a strong board culture by fostering an environment of open dialogue, effective information flow and constructive feedback among the members of the board and senior management, facilitating communication among the chair, the vice chair, the board as a whole, board committees and senior management and encouraging director participation in discussions;

• Approve the scheduling of meetings of the board, lead the preparation of the agenda for each meeting and approve the agenda and materials for each meeting;

• Serve as liaison between management and independent directors;

• Represent the board at annual meetings of shareholders and be available, when appropriate, for consultations with shareholders;

• Act as an advisor to the ceo on strategic aspects of the business; and

• Such other duties as prescribed by the board.

Our current Amended and Restated Bylaws and Governance Principles also include a vice chair role. The duties of the vice chair of the board include: preside over and manage the meetings of the board in the absence of the chair of the board; work closely with and under the direction of the chair to assist the chair in carrying out his or her duties, including, but not limited to, the duties of the chair listed above; provide such other assistance as the chair of the board may request; and such other duties as prescribed by the board of directors.

2021 Board Leadership Transition

Myron E. Ullman, III has served as our independent, non-employee chair of the board since June 26, 2018 and has served on the board since 2003. On December 9, 2020, we announced that in connection with the 2021 Annual Meeting of Shareholders, Mr. Ullman will retire from the board and Ms. Hobson, if re-elected, will assume the role of independent chair of the board, succeeding Mr. Ullman. Ms. Hobson, who first joined the board as an independent director in 2005, has served as the independent vice chair of our board since June 26, 2018 and as the chair of our Audit Committee since March 19, 2014.

Concurrent with Mr. Ullman's retirement and Ms. Hobson's transition to becoming the next independent chair of our board, the board has approved a reduction in the number of directors on the board from thirteen to twelve, and amendments to our Amended and Restated Bylaws and our Governance Principles to remove the role of the vice chair of the board, to be effective in connection with the board leadership transition. Furthermore, as Ms. Hobson transitions to her new role as the next independent chair of the board, we also expect the board to consider the appointment of a new chair for the Audit Committee.

Our board believes that its leadership structure is appropriate because it effectively allocates authority, responsibility and oversight between management and the independent members of our board and supports the independence of our non-management directors.

Board Meeting Annual Calendar



Q1
- Fiscal Year in Review
- Management and Financial Update

Q2
- Strategic Plan and Brand
- Social Impact Agenda
- Management and Financial Update

Q3
- Talent and Succession Planning (Inclusion and Diversity Update)
- Management and Financial Update

Q4
- Annual Financial Plan
- Management and Financial Update

Board Oversight of Strategy

The board is deeply engaged and involved in overseeing the Company's long-range strategy, including evaluating key market opportunities, consumer trends and competitive developments. This also includes aspects of our sustainability initiatives and social impact agenda that relate to our strategy. The board's oversight of risk is another integral component of the board's oversight and engagement on strategic matters. Strategy-related matters are regularly discussed at board meetings and, as relevant, at committee meetings, and we also dedicate at least one board meeting every year to an even more intensive review and discussion of the Company's strategic plan. Matters of strategy also inform committee-level discussions of many issues, including business risk. Engagement of the board on these issues and other matters of strategic importance continues in between meetings, including through updates to the board on significant items and discussions by the president and ceo with the independent chair and vice chair of the board on a periodic basis. Each director is expected to and does bring to bear his or her own talents, insights and experiences on these strategy discussions.

BEYOND THE BOARDROOM

In order to increase each director's engagement with and understanding of our strategy, each director participates in an extensive orientation program upon joining the board, including meeting with members of our executive leadership team and other key leaders of the Company to gain a deeper understanding of Starbucks businesses and operations, attending cultural immersion programs, and visiting our stores to engage with store partners and customers first-hand. Periodic briefing sessions are also provided to members of the board on subjects that would assist them in discharging their duties. Our directors also have the opportunity through our periodic investor day presentations to understand and assess how we are communicating our strategy to our investors and other important stakeholders.

Risk Oversight

Board of Directors

The board of directors has overall responsibility for risk oversight. A fundamental part of risk oversight is not only understanding the material risks a company faces and the steps management is taking to manage those risks, but also understanding what level of risk is appropriate for that company. The involvement of the board in reviewing Starbucks business strategy is an integral aspect of the board's assessment of management's tolerance for risk and also its determination of what constitutes an appropriate level of risk for the Company.

While the full board has overall responsibility for risk oversight, the board has delegated oversight responsibility related to certain risks to the Audit Committee and the Compensation Committee.

Audit Committee

- Responsible for reviewing and overseeing the Company's major and emerging risk exposures, including financial, operational, legal and regulatory risks; discussing the steps the Company is taking to monitor and control such exposures; and crafting the Company's risk assessment and risk management policies.
- Receives regular reports from management including from our chief financial officer, chief accounting officer, vice president of Internal Audit, general counsel and chief ethics and compliance officer on risks facing the Company at its regularly scheduled meetings and other reports as requested by the Audit Committee from time to time.

Compensation Committee

- Responsible for reviewing and overseeing the management of any potential material risks related to Starbucks compensation policies and practices.
- Reviews a summary and assessment of such risks annually and in connection with discussions of various compensation elements and benefits throughout the year.

In 2016, the Company's management established the Risk Management Committee, which is co-managed by Starbucks cfo and general counsel and reports to senior leadership.

The board believes that its leadership structure, coupled with the structure and work of the various committees referenced here, is appropriate and effective in facilitating board-level risk oversight.

Board and Committee Evaluations

Our board is committed to continual corporate governance improvement, and the board and each committee annually conduct a self-evaluation to review and assess the overall effectiveness of the board and each committee, including with respect to strategic oversight, board structure and operation, interactions with and evaluation of management, governance policies and committee structure and composition. Committee self-assessments of performance are shared with the full board. The Nominating/ Governance Committee also reviews the Governance Principles each year in light of changing conditions and shareholders' interests and recommends appropriate changes to the board for consideration and approval. Matters with respect to board composition, the nomination of directors, board processes and topics addressed at board and committee sessions are also considered part of our self-assessment process. As appropriate, these assessments result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our board and its committees. In fiscal 2019, the board established an independent external review process to be conducted every three years, in addition to pre-existing annual board and committee evaluations.

Affirmative Determinations Regarding Director Independence and Other Matters

Our board of directors has determined that each of the following directors and director nominees is an "independent director" as such term is defined under NASDAQ rules:

Richard E. Allison, Jr.	Satya Nadella
Andrew Campion	Joshua Cooper Ramo
Mary N. Dillon	Clara Shih
Isabel Ge Mahe	Javier G. Teruel
Mellody Hobson	Myron E. Ullman, III
Jørgen Vig Knudstorp	

In determining that Ms. Ge Mahe is independent, the board considered payments in the ordinary course of business in fiscal 2020 between Starbucks and the public company in which she serves as an officer, which were for amounts representing less than 2% of the annual revenues of the company receiving the payments and did not constitute a related party transaction under U.S. Securities and Exchange Commission ("SEC") rules. The board determined that these transactions would not interfere with Ms. Ge Mahe's exercise of independent judgment in carrying out her responsibilities as a director. Also, in determining that Mr. Nadella is independent, the board considered payments in the ordinary course of business in fiscal 2020 between Starbucks and the public company in which he serves as an executive officer and as a director, which were for amounts representing less than 2% of the annual revenues of the company receiving the payments and did not constitute a related party transaction under SEC rules. The board determined that these transactions would not interfere with Mr. Nadella's exercise of independent judgment in carrying out his responsibilities as a director.

Directors' Commitments

In recent years, a small number of significant investors have adopted more stringent proxy voting policies concerning director commitments, citing concerns that directors who hold chief executive officer or other executive officer positions at public companies and who concurrently serve on multiple public company boards may lack the time and attention to adequately perform their duties and responsibilities, potentially negatively affecting shareholder returns. In considering nominees for election as a director, our board takes into consideration the views of our shareholders. In nominating the slate of directors to stand for election, the board balanced the significant value brought to our board by our current board members. We recognize that our board consists of exceptionally talented and diverse directors whose time and attention are highly sought-after. Our Nominating/Governance Committee continues a dialogue with each of our directors annually and rigorously evaluates each director's commitment to devoting the necessary time and attention to our Company's affairs and ensures effectiveness and performance of our directors in creating value for our shareholders.

The board recognizes that Mary N. Dillon, the CEO and a board member of Ulta Beauty, also serves on the board of KKR, a controlled company. Both KKR and Ulta have publicly-traded securities. Of course, all of our directors have other professional commitments. Ms. Dillon has served on the Starbucks board since January 2016 and currently serves as the chair of the Compensation Committee. Starbucks is proud to count Ms. Dillon, one of only 37 women who serve as CEOs of Fortune 500 companies, among its leadership. Her knowledge and experience have been extremely valuable in her role as director and chair of our Compensation Committee and her work leading the committee has led to demonstrable results related to the achievement of the Company's talent goals. As we emerge and continue our recovery from a global health pandemic, we remain disciplined in our approach to our board leadership succession and committed to ensuring stability and continuity, which we recognize assumes an even higher degree of importance during these unprecedented times. In light of the retirement of Mr. Ullman as board chair, Ms. Hobson's new leadership role of independent board chair, and a transition of the role of Audit Committee chair, we believe it is important to the Company and our shareholders to ensure Ms. Dillon's continued service on the board and as the chair of the Compensation Committee. The board strongly believes in the importance of maintaining stability in the composition of the board, and retaining an experienced committee chair to address the myriad of considerations associated with managing and overseeing development and retention of our executive leadership during these dynamic times. Given these considerations, coupled with Starbucks commitment to raising up diverse voices and Ms. Dillon's performance over many years, Starbucks board stands behind her seat on our board of directors and has full confidence that she has and will continue to give the necessary attention and dedication to her role as a board member and as a committee chair.

Succession Planning and Talent Management Oversight

Management Succession Planning

In light of the critical importance of executive leadership to Starbucks success, we have an annual succession planning process. This process is enterprise-wide for managers up to and including our ceo.

Our board's involvement in our annual succession planning process is outlined in our Governance Principles. The Governance Principles provide that our Compensation Committee has general oversight responsibility for management development and succession planning practices and strategy. Our Compensation Committee, pursuant to its charter, annually reviews and discusses with the independent directors of the board the performance of certain senior officers of the Company and the succession plans for each such officer's position including recommendations and evaluations of potential successors to fill these positions. The Compensation Committee also conducts a periodic review of, and provides approval for, our management development and succession planning practices and strategies, including the review and oversight of risks and exposures associated with the succession planning practices and strategies.

ceo Succession Planning

A primary responsibility of the board is planning for ceo succession. The chair of our Nominating/Governance Committee, together with the chair of the board (or, if not independent, the lead independent director), the chair of the Compensation Committee and the ceo, annually review ceo succession planning with the board. This review includes a discussion about development plans for the Company's executive officers and senior officers to help prepare them for future succession and contingency plans in the event our ceo ceases to be employed by Starbucks for any reason (including death or disability).

Oversight of Sustainability

Our board is highly engaged in sustainability matters given that our global social impact and sustainability goals are intricately linked to our strategic direction. Our board considers our global social impact agenda at least annually in connection with the strategic plan. In addition, our Nominating/Governance Committee is tasked with the responsibility of overseeing the effectiveness of our environmental and social responsibility policies, goals and programs, including review of our annual Global Social Impact Report. Other board committees are also involved in assessing and managing our environmental and social priorities through their oversight responsibilities, including risk management and talent management.

Shareholder Engagement

We have a year-round shareholder outreach program through which we solicit feedback on diverse business areas, ranging from our executive compensation program and corporate governance practices to disclosure practices to environmental and social impact programs and goals. We share feedback we receive with our board of directors, as well as other board committees such as the Compensation Committee and the Nominating/Governance Committee, as appropriate. Our board considers feedback received from shareholders throughout the year, and such input influences changes to our compensation program and the adoption of new governance practices. Every year, our outreach effort is conducted by a cross-functional team including: Investor Relations, Global Rewards, Law & Corporate Affairs, Public Affairs, Global Social Impact, Global Public Policy, and

Organization & Leadership Effectiveness. Additionally, our ceo and cfo are engaged in meaningful dialogue with our shareholders through our quarterly earnings calls and investor-related outreach events. For more information about our shareholder engagement, see page 12.

ROLE OF OUR BOARD COMMITTEES

During fiscal 2020, our board of directors had three standing committees: the Audit Committee, the Compensation Committee and the Nominating/ Governance Committee. The board of directors, upon recommendation of the Nominating/Governance Committee, makes committee and committee chair assignments annually at its meeting immediately preceding the annual meeting of shareholders, and from time to time makes changes to committee assignments as deemed appropriate by the board. The committees operate pursuant to written charters, which are available on our website at www.starbucks.com/about-us/company-information/corporate-governance.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS, ANNUAL MEETING

During fiscal 2020, each director attended at least 75% of all meetings of the board and board committees on which he or she served (held during the period that such director served). In fiscal 2020, our board held five meetings. Our Governance Principles require each board member to attend our annual meeting of shareholders except for absences due to causes beyond the reasonable control of the director. All of the directors who then served on the board attended our 2020 Annual Meeting of Shareholders.

Audit and Compliance Committee

Committee Members:		Number of meetings in fiscal 2020: 8
Mellody Hobson (chair) Andrew Campion Jørgen Vig Knudstorp	Joshua Cooper Ramo Javier G. Teruel	Report: page 62

The Audit Committee annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to the charter to the board for approval. As more fully described in its charter, the primary responsibilities of the Audit Committee are to:

- oversee our accounting and financial reporting processes, including focused review of higher-risk areas

- appoint the independent registered public accounting firm and oversee the relationship

- review the annual audit and quarterly review processes with management and the independent registered public accounting firm

- review the Company's quarterly and annual financial statements with

management and the independent registered accounting firm

- review management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent registered public accounting firm's related attestation

- oversee the Company's internal audit function

- discuss any material weakness or significant deficiency and any steps taken to resolve the issue

- review any significant findings and recommendations from internal audit

- review and approve or ratify all transactions with related persons and potential conflicts of interests that are required to be disclosed in the proxy statement

- review periodically, discuss with management and regularly report to the board major and emerging risk exposures, risk assessment and risk management policies

Each of Ms. Hobson and Messrs. Campion, Knudstorp, Ramo and Teruel served on the Audit Committee during fiscal 2020. Currently, each of Ms. Hobson and Messrs. Campion, Knudstorp, Ramo and Teruel: (i) meets the independence criteria prescribed by applicable law and the rules of the SEC for audit committee membership and is an "independent director" as defined by NASDAQ rules and (ii) meets NASDAQ's financial knowledge and sophistication requirements. Each of Ms. Hobson and Messrs. Campion, Knudstorp and Teruel has been determined by the board of directors to be an "audit committee financial expert" under SEC rules. The "Audit and Compliance Committee Report" describes in more detail the Audit Committee's responsibilities with regard to our financial statements and its interactions with our independent auditor, Deloitte & Touche LLP.

Compensation and Management Development Committee

Committee Members:		Number of meetings in fiscal 2020: 4
Mary N. Dillon (chair)	Clara Shih	**Report:**
Richard E. Allison, Jr.	Javier G. Teruel	page 53
Satya Nadella		

The Compensation Committee annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to the charter to the board for approval. As more fully described in its charter, the primary responsibilities of the Compensation Committee are to:

- conduct an annual review of and recommend to the independent directors of the board the compensation package for the ceo

- conduct an annual review and approve the compensation packages for executive officers and senior officers

- annually review and approve performance measures and targets for all executive officers and senior officers participating in the annual incentive bonus plan and long-term incentive plans, and certify achievement of such measures and targets

- approve, modify and administer partner-based equity plans, the Executive Management Bonus Plan and deferred compensation plans

- annually establish the evaluation process for reviewing the ceo's performance

- periodically review and approve our management development and succession planning practices

- review and approve the Company's peer group companies and review market data

- periodically review human resources programs and initiatives, including healthcare and other benefits

- provide recommendations to the board on compensation-related proposals to be considered at the Company's annual meeting

- determine stock ownership guidelines and periodically review ownership levels

- annually review a report regarding potential material risks, if any, created by the Company's compensation policies and practices and inform the board of any necessary actions

The charter allows the Compensation Committee to form and delegate any or all of its responsibilities to a subcommittee or subcommittees of the Compensation Committee, as may be necessary or appropriate, and within certain limits. At least annually, the Compensation Committee reviews and approves our executive compensation strategy and principles to confirm that they are aligned with our business strategy and objectives, shareholder interests, desired behaviors and corporate culture.

Compensation Committee Interlocks and Insider Participation

Each of Ms. Dillon, Messrs. Allison, Nadella, Teruel and Ms. Shih served on the Compensation Committee during fiscal 2020. During fiscal 2020, none of our executive officers served on the Compensation Committee (or its equivalent) or on the board of directors of another entity where one of our Compensation Committee members was an executive officer.

Nominating and Corporate Governance Committee

Committee Members:		Number of meetings in fiscal 2020: 4
Jørgen Vig Knudstorp (chair)	Joshua Cooper Ramo	
Mary N. Dillon	Clara Shih	
Isabel Ge Mahe	Myron E. Ullman, III	

The Nominating/Governance Committee annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to the charter to the board for approval. As more fully described in its charter, the primary responsibilities of the Nominating/Governance Committee are to:

- make recommendations to the board regarding board leadership, membership and chairs of the board's committees

- make recommendations to the board about our corporate governance processes

- assist in identifying and screening board candidates, administer the Policy on Director Nominations and consider shareholder nominations to the board

- annually assess the evaluation process for the overall effectiveness of the board and board committees and make recommendations to the board

- annually review board compensation for independent directors

- annually review corporate political contributions and expenditures

- provide recommendations to the board on shareholder proposals to be considered at the Company's annual meeting

- annually review and assess the effectiveness of the Company's environmental and social responsibility policies, goals and programs and make recommendations as appropriate

Messrs. Knudstorp, Ramo, Ullman and Mses. Dillon, Ge Mahe and Shih served on the Nominating/Governance Committee during fiscal 2020.

OUR DIRECTOR NOMINATIONS PROCESS

Our Policy on Director Nominations is available at www.starbucks.com/about-us/company-information/corporate-governance. The purpose of the nominations policy is to describe the process by which candidates are identified and assessed for possible inclusion in our recommended slate of director nominees (the "candidates"). The nominations policy is administered by the Nominating/Governance Committee.

Minimum Criteria for Board Members

Each candidate must possess at least the following specific minimum qualifications:

- each candidate shall be prepared to represent the best interests of all shareholders and not just one particular constituency or any entity with which the candidate may be affiliated;

- each candidate shall be an individual who has demonstrated integrity and ethics in his or her personal and professional life and has established a record of professional accomplishment in his or her chosen field;

- no candidate, or family member (as defined in NASDAQ rules) or affiliate or associate (as defined under federal securities laws) of a candidate, shall have any material personal, financial or professional interest in any present or potential competitor of Starbucks;

- each candidate shall be prepared to participate fully in board activities, including active membership on at least one board committee and attendance at, and active participation in, meetings of the board and the committee(s) of which he or she is a member, and not have other personal or professional commitments that would, in the Nominating/Governance Committee's sole judgment, interfere with or limit his or her ability to do so;

- each candidate shall intend to serve as a director at least until the next annual meeting of shareholders or until a successor has been qualified and preferably would intend to make a long-term commitment to serve on the board if re-nominated from time to time;

- each candidate shall acknowledge and comply with the Company's confidentiality, corporate governance and other policies and guidelines applicable to directors;

- each candidate shall be willing to make, and financially capable of making, the required investment in our stock in the amount and within the time frame specified in the director stock ownership guidelines described in this proxy statement;

- each candidate shall not have made any commitments or assurance to any person as to how the candidate would vote or act on any issue or question that has not been disclosed to the Company (with the understanding that the existence of any such commitment or assurance to a third party is likely to be deemed disqualifying by the Nominating/Governance Committee) nor any such commitments or assurances that could limit or interfere with the candidate's ability to comply with his or her fiduciary duties; and

- each candidate will not be a party to any compensation or incentive arrangements with any person or entity other than the Company with respect to service or action as a director that has not been disclosed to the Company (with the understanding that the existence of any such arrangement is likely to be deemed disqualifying by the Nominating/Governance Committee in light of the conflicts that may result).

Desirable Qualities and Skills

In addition, the Nominating/Governance Committee also considers it desirable that candidates possess the following qualities or skills:

- each candidate should contribute to the board of directors' overall diversity - diversity being broadly construed to mean a variety of identities, perspectives, personal and professional experiences and backgrounds. This can be represented in both visible and non-visible characteristics that include but are not limited to race, ethnicity, national origin, gender and sexual orientation. In addition, each candidate should affirm a commitment to furthering diversity and inclusion;

- each candidate should contribute positively to the existing chemistry and collaborative culture among board members; and

- each candidate should possess professional and personal experiences and expertise relevant to our goal of being one of the world's leading consumer brands. At this stage of our development, relevant experiences might include, among other qualifications or experience as the Nominating/Governance Committee shall deem appropriate: sitting CEO of a large global company; large-company CEO experience; international CEO experience; senior-level international experience; senior-level consumer products, food, food service and beverage industry experience; multi-unit small box retail or restaurant experience; technology expertise; and relevant senior-level expertise in one or more of the following areas: finance, accounting, branding, sales and marketing, organizational development, international or large-scale operations, logistics and distribution, information technology, social media, public relations, sustainability and public policy. Public company board experience is also valued.

The Nominating/Governance Committee is responsible for reviewing the appropriate skills and characteristics required of directors in the context of prevailing business conditions and existing competencies on the board, and for making recommendations regarding the size and composition of the board, with the objective of having a board that brings to Starbucks a variety of perspectives and skills derived from high quality business and professional experience. The Nominating/Governance Committee's review of the skills and experience it seeks in the board as a whole, and in individual directors, in connection with its review of the board's composition, enables it to assess the effectiveness of its goal of achieving a board with a diversity of experiences. The Nominating/Governance Committee considers these criteria when evaluating director nominees.

Internal Process for Identifying Candidates

The Nominating/Governance Committee has two primary methods for identifying candidates (other than those proposed by shareholders, as discussed later).

1	The Nominating/Governance Committee may from time to time use its authority under its charter to retain at our expense one or more search firms to identify candidates (and to approve such firms' fees and other retention terms), to assist in the identification of possible candidates to serve on our board who meet the minimum and desired qualifications being sought in candidates, to interview and screen such candidates (including conducting reference checks) and assist in scheduling candidate interviews with board members. To reflect the Company's commitment to diversity, in connection with the use of any search firm to identify potential candidates, the Nominating/Governance Committee will require the search firm to include in its initial list of candidates qualified candidates who reflect diverse backgrounds, including, but not limited to, diversity of race, ethnicity, national origin, gender and sexual orientation.
2	On a periodic basis, the Nominating/Governance Committee solicits ideas for possible candidates from a number of sources: members of the board; senior-level Starbucks executives; advisors to the Company (including the board); individuals personally known to the members of the board; and research, including database and Internet searches.

Shareholder Nominations

The nominations policy divides the process for candidates proposed by shareholders into the general nomination right of all shareholders and proposals by "qualified shareholders" (as described below).

General Nomination Right of All Shareholders

Any registered shareholder may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the advance notice, information and consent provisions contained in our bylaws. See "Proposals of Shareholders" on page 67 for more information.

The procedures described in "Director Recommendations by Qualified Shareholders" below are meant to establish an additional means by which certain shareholders can contribute to our process for identifying and evaluating candidates and is not meant to replace or limit shareholders' general nomination rights in any way.

Director Recommendations by Qualified Shareholders

In addition to those candidates identified through its own internal processes, in accordance with the nominations policy, the Nominating/Governance Committee will evaluate a candidate proposed by any single shareholder or group of shareholders that has beneficially owned more than 5% of our common stock for at least one year (and will hold the required number of shares through the annual meeting of shareholders) and that satisfies the notice, information and consent provisions in the nominations policy (a "qualified shareholder"). Any candidate proposed by a qualified shareholder must be independent of the qualified shareholder in all respects as determined by the Nominating/Governance Committee and by applicable law. Any candidate submitted by a qualified shareholder must also meet the definition of an "independent director" under NASDAQ rules.

In order to be considered by the Nominating/Governance Committee for an upcoming annual meeting of shareholders, notice from a qualified shareholder regarding a potential candidate must be received by the Nominating/Governance Committee not less than 120 calendar days before the anniversary of the date of our proxy statement released to shareholders in connection with the previous year's annual meeting.

Proxy Access

In addition, our bylaws permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Company's outstanding shares of common stock continuously for at least three years, to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two nominees or 20% of the board, subject to the requirements specified in our bylaws.

Evaluation of Candidates

The Nominating/Governance Committee will consider and evaluate all candidates identified through the processes described above, including incumbents and candidates proposed by qualified shareholders, based on the same criteria.

Future Revisions to the Policy on Director Nominations

The Policy on Director Nominations is intended to provide a set of flexible guidelines for the effective functioning of our director nominations process. The Nominating/Governance Committee reviews the nominations policy at least annually and makes modifications from time to time as our needs and circumstances evolve, and as applicable legal or listing standards change. The Nominating/Governance Committee may amend the nominations policy at any time, in which case the most current version will be available on our website.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval of Related Person Transactions

Under the Audit Committee's charter, and consistent with NASDAQ rules, any material potential or actual conflict of interest or transaction between Starbucks and any "related person" of Starbucks must be reviewed and approved or ratified by the Audit Committee. SEC rules define a "related person" of Starbucks as any Starbucks director (or nominee), executive officer, 5%-or-greater shareholder or an immediate family member of any of these persons.

Our board of directors has adopted a written Policy for the Review and Approval of Related Person Transactions Required to Be Disclosed in Proxy Statements, which states that it is the policy of Starbucks not to participate in "related person" transactions. In select circumstances, if the transaction provides Starbucks with a demonstrable and significant strategic benefit that is in the best interests of Starbucks and its shareholders and has terms that are competitive with terms available from unaffiliated third parties, then the Audit Committee may approve the transaction. The policy also provides that any "related person" as defined above must notify the chair of the Audit Committee before becoming a party to, or engaging in, a potential related person transaction that may require disclosure in our proxy statement under SEC rules, or if prior approval is not practicable, as soon as possible after engaging in the transaction. Based on current SEC rules, transactions covered by the policy include:

- any individual or series of related transactions, arrangements or relationships (including, but not limited to, indebtedness or guarantees of indebtedness), whether actual or proposed;

- in which Starbucks was or is to be a participant;

- the amount of which exceeds $120,000; and

- in which the related person has or will have a direct or indirect material interest. Whether the related person has a direct or indirect material interest depends on the significance to investors of knowing the information in light of all the circumstances of a particular case. The importance to the person having the interest, the relationship of the parties to the transaction with each other and the amount involved in the transaction are among the factors to be considered in determining the significance of the information to investors.

The Audit Committee chair has the discretion to determine whether a transaction is or may be covered by the policy. If the chair determines that the transaction is covered by the policy, then the transaction is subject to full Audit Committee review and approval. The Audit Committee's decision is final and binding. Additionally, the Audit Committee chair has discretion to approve, disapprove or seek full Audit Committee review of any immaterial transaction involving a related person (i.e. a transaction not otherwise required to be disclosed in the proxy statement).

In considering potential related person transactions, the Audit Committee looks to SEC and NASDAQ rules, including the impact of a transaction on the independence of any director. Once the Audit Committee has determined that (i) the potential related person transaction will provide Starbucks with a demonstrable and significant strategic benefit that is in the best interests of Starbucks and its shareholders and (ii) that the terms of the potential related person transaction are competitive with terms available from unaffiliated third parties, the Audit Committee may consider other factors such as:

- whether the transaction is likely to have any significant negative effect on Starbucks, the related person or any Starbucks partner;

- whether the transaction can be effectively managed by Starbucks despite the related person's interest in it;

- whether the transaction would be in the ordinary course of our business; and

- the availability of alternative products or services at comparable prices.

Related Person Transactions Since the Beginning of Fiscal 2020

There are no related person transactions in fiscal 2020 required to be reported in this proxy statement under the applicable SEC rules.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON THE STARBUCKS WEBSITE

Our Governance Principles are intended to provide a set of flexible guidelines for the effective functioning of the board of directors and are reviewed regularly and revised as necessary or appropriate in response to changing regulatory requirements, evolving best practices and other considerations. They are posted on the Corporate Governance section of our website at www.starbucks.com/about-us/company-information/corporate-governance.

In addition to our Governance Principles, other information relating to corporate governance at Starbucks is available on the Corporate Governance section of our website, including:

- Restated Articles of Incorporation

- Amended and Restated Bylaws

- Audit and Compliance Committee Charter

- Compensation and Management Development Committee Charter

- Nominating and Corporate Governance Committee Charter

- Policy on Director Nominations

- Standards of Business Conduct (applicable to directors, officers and partners)

- Code of Ethics for CEO, COO, CFO and Finance Leaders

- Procedure for Communicating Complaints and Concerns

- Audit and Compliance Committee Policy for Pre-Approval of Independent Auditor Services

You may obtain print copies of these materials, free of charge, by sending a written request to: executive vice president, general counsel and secretary, Starbucks Corporation, 2401 Utah Avenue South, Mail Stop S-LA1, Seattle, Washington 98134. Please specify which documents you would like to receive.

CONTACTING THE BOARD OF DIRECTORS

The Procedure for Communicating Complaints and Concerns describes the manner in which interested persons can send communications to our board of directors, the committees of the board and to individual directors, and describes our process for determining which communications will be relayed to board members. Interested persons may telephone their feedback by calling the Starbucks Audit line at 1-800-300-3205 or sending written communications to the board, committees of the board and individual directors by mailing those communications to our third-party service provider for receiving these communications at:

Starbucks Corporation
P.O. Box 34507
Seattle, Washington 98124

Shareholders may address their communications to an individual director, to the board of directors or to one of our board committees.

Compensation of Directors

FISCAL 2020 COMPENSATION PROGRAM FOR NON-EMPLOYEE DIRECTORS

Under its charter, the Nominating/Governance Committee annually reviews and recommends the type and amount of board compensation for non-employee directors. Compensation decisions for non-employee directors are made by the Nominating/Governance Committee for each "Plan Year," as defined in the Deferred Compensation Plan for Non-Employee Directors, which begins after the annual meeting of shareholders and concludes immediately before the following annual meeting of shareholders.

2020 Plan Year Compensation (March 2020 – March 2021)

In June 2019, upon the recommendation of the Nominating/Governance Committee, the board amended the non-employee director compensation program for the 2020 Plan Year, which began after the March 18, 2020 annual meeting of shareholders, and increased annual director compensation from $270,000 to $295,000. This new level of compensation was paid at the election of the director as follows: (i) $130,000 either entirely in cash (in one lump sum) or entirely in fully-vested RSUs and (ii) $165,000 either entirely in fully-vested stock options or entirely in fully-vested RSUs. Additional compensation for the non-executive board chair, non-executive vice chair and chairs of the board's committees (other than Audit Committee) remained unchanged at $185,000, $100,000 and $20,000, respectively, payable entirely in cash or entirely in fully-vested RSUs, at the election of the director. In June 2020, upon the recommendation of the Nominating/Governance Committee, the board increased the annual retainer for the chair of the Audit Committee by $5,000 for fiscal 2021, for a total of $25,000. A single board member who occupies both the non-executive chair or non-executive vice chair role and a committee chairperson role shall receive only the additional compensation specified for his or her role as non-executive chair or non-executive vice-chair.

In considering and ultimately recommending the changes to the compensation program for our non-employee directors, the Nominating/Governance Committee considered peer data, analysis and recommendations provided by F.W. Cook, an independent compensation consulting firm, under F.W. Cook's engagement with the Compensation Committee, as discussed in the "Our Executive Compensation Process" section of the proxy statement on page 48. The peers considered were the same peer group used to benchmark executive compensation. The goal of this change was to keep pace with anticipated market movement and align pay with the market median to allow the Company to recruit and retain the most qualified individuals to serve as non-employee directors, and to compensate them for their service and objectivity, while mitigating potential compensation-related risks.

Terms of Non-Employee Director Equity

Stock options have an exercise price equal to the closing market price of our common stock on the grant date and have a 10-year term from the date of grant. Stock options and RSUs granted to non-employee directors in Plan Year 2020 vested immediately. Directors generally have 36 months to exercise their stock options after ceasing to be a board member.

With respect to RSUs, elective deferral will continue to be available for "in-service" or "separation" as described on page 36. With respect to stock options, the number of options awarded to non-employee directors who elect to receive a portion of their compensation in options will be based on the grant date fair value of the stock options as determined for our financial reporting purposes at the time of grant, whereas the number of stock options granted was previously based on a widely-used approximation of the relative value of stock options when compared to cash and RSUs. Non-employee directors are expected to satisfy stock ownership guidelines of five (5) times the maximum portion of annual compensation that can be paid in cash, not including cash payable as additional retainer for serving as chair or vice chair of the board or for serving as a committee chair, as discussed below under the caption "Director Stock Ownership Guidelines."

FISCAL 2020 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

The following table shows fiscal 2020 compensation for non-employee directors.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[3][4]	Total ($)
Richard E. Allison, Jr.	—	294,944	—	294,944
Andrew Campion	—	294,944	—	294,944
Mary N. Dillon	—	149,950	169,630	319,580
Isabel Ge Mahe	—	294,944	—	294,944
Mellody Hobson[5]	—	394,986	—	394,986[5]
Jørgen Vig Knudstorp	—	149,950	169,630	319,580
Satya Nadella	—	294,944	—	294,944
Joshua Cooper Ramo	—	294,944	—	294,944
Clara Shih	130,000	164,991	—	294,991
Javier G. Teruel	—	129,953	169,630	299,583
Myron E. Ullman, III	315,000	—	169,630	484,630

[1] Mr. Johnson and Ms. Brewer do not participate in the compensation program for non-employee directors, but rather are compensated as executive officers of Starbucks. Information on compensation paid to Mr. Johnson and Ms. Brewer in fiscal 2020 is described in the Compensation Discussion and Analysis section of this proxy statement.

[2] The amounts shown in this column represent the grant date fair values of the RSU awards granted to each of the non-employee directors on March 18, 2020. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's fiscal 2020 Annual Report on Form 10-K (Note 13: Employee Stock and Benefit Plans).

[3] The amounts shown in this column represent the grant date fair values of the stock option awards granted to each of the non-employee directors on March 18, 2020. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's fiscal 2020 Annual Report on Form 10-K (Note 13: Employee Stock and Benefit Plans).

[4] As of September 27, 2020, the aggregate number of shares of Starbucks common stock underlying outstanding option awards for each non-employee director were: Mr. Allison—0; Mr. Campion —0; Ms. Dillon—26,942; Ms. Ge Mahe—0; Ms. Hobson—0; Mr. Knudstorp—44,123; Mr. Nadella—6,876; Mr. Ramo—0; Ms. Shih—0. Teruel—129,247; and Mr. Ullman—170,701.

[5] Although Ms. Hobson is the chair of the Audit and Compliance Committee, she is not entitled to the additional annual compensation generally awarded to committee chairs due to the fact that Ms. Hobson serves as the non-executive vice chair of the board. Any non-executive chair or non-executive vice chair of the board, who is also a chair of a board committee, is not entitled to this additional annual compensation.

Deferred Compensation Plan

Under the Deferred Compensation Plan for Non-Employee Directors, a non-employee director may irrevocably elect to defer receipt of shares of common stock the director would have received upon vesting of RSUs until (1) the earlier of three years from the vesting of the RSU and separation from the board or (2) separation from the board. The purpose of the plan is to enhance the Company's ability to attract and retain non-employee directors by providing individual financial and tax planning flexibility.

Director Stock Ownership Guidelines

In June 2018, the board increased the minimum Company stock ownership guidelines for non-employee directors from $480,000 to five (5) times the maximum portion of annual compensation that can be paid in cash, not including cash payable as additional retainer for serving as chair or vice chair of the board or for serving as a committee

chair. The guidelines serve to align the interests of our non-employee directors to those of our shareholders. Under this formula, the current ownership requirement is $650,000 (5 x $130,000) of Company stock. Directors elected prior to September 2019 will have until June 2023 to comply with this requirement and Messrs. Allison and Campion and Ms. Ge Mahe, who joined the board in September 2019, have five years from when they first joined the board to meet the ownership requirement.

Deferred stock units resulting from deferrals under the deferred compensation plan for non-employee directors described above are counted toward meeting the guidelines. Each director is expected to continue to meet the ownership requirement for as long as he or she serves as a non-employee director of the board. Except for Messrs. Allison and Campion and Ms. Ge Mahe, who joined the board in September 2019 and have five years to meet the ownership requirement, all current non-employee directors are in compliance with these guidelines as of the date of this proxy statement.

ADVISORY RESOLUTION TO APPROVE OUR EXECUTIVE COMPENSATION

We are asking shareholders to approve an advisory resolution (commonly referred to as a "Say-on-Pay" resolution) on the Company's executive compensation as reported in this proxy statement.

We encourage shareholders to read the Compensation Discussion and Analysis section of this proxy statement, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the board of directors believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has contributed to the Company's long-term success.

The board has adopted a policy providing for an annual Say-on-Pay advisory vote. In accordance with this policy and Section 14A of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2021 Annual Meeting of Shareholders:

RESOLVED, that the shareholders of Starbucks Corporation approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the proxy statement for the Company's 2021 Annual Meeting of Shareholders.

This advisory Say-on-Pay resolution is non-binding on the board of directors. Although non-binding, the board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program. Unless the board modifies its policy on the frequency of future Say-on-Pay advisory votes, the next Say-on-Pay advisory vote will be held at the 2022 Annual Meeting of Shareholders.

Board Recommendation

 The board of directors recommends a vote **FOR** the approval of the advisory vote on executive compensation.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides information on the broader goals and objectives of our executive compensation program and aligns with the amounts shown in the executive compensation tables that follow. This summary addresses Starbucks global compensation philosophy, which focuses on rewarding partners for their central role in our growth. The principles underlying this philosophy extend to all levels of the organization; this CD&A, however, primarily covers the compensation to our named executive officers ("NEOs"), who are the five executive officers named below and in the compensation tables of this proxy statement. "Compensation Committee" or "Committee" refers to the Compensation and Management Development Committee of the board of directors. We refer to all of our employees as "partners" to reflect the significant role they play in the success of our Company.

				
Kevin Johnson	**Patrick J. Grismer***	**Rosalind G. Brewer**	**John Culver**	**Lucy Helm**
president and chief executive officer	executive vice president, chief financial officer	group president, Americas and chief operating officer	group president, International, Channel Development and Global Coffee & Tea	executive vice president, chief partner officer *(Retired from Starbucks on November 27, 2020)*

* Mr. Grismer will retire as executive vice president and chief financial officer of the Company effective February 1, 2021 and will serve as a senior consultant to the Company through May 2, 2021.

EXECUTIVE SUMMARY

Fiscal 2020 was a year of unprecedented business circumstances, but we firmly believe that Starbucks will emerge stronger and more resilient than we were before. Since the beginning of the COVID-19 pandemic, three principles have shaped our ongoing efforts to navigate the crisis and the significant impacts the pandemic is having on communities, front-line responders, governments and businesses around the world. We have been mindful in addressing the needs of all Starbucks stakeholders – including by making meaningful, industry-leading investments to support our partners (employees) since the early days of the crisis. Our consistent approach of (a) prioritizing the health and safety of our partners and customers, (b) supporting local health and government officials as they work to mitigate the spread of COVID-19 and (c) showing up in a positive and responsible way for the communities we serve, has enabled us to modify our operations to comply with new public health guidelines and restrictions and evolving customer behaviors and expectations. Consistent with our pay-for-performance philosophy and compensation program design, our fiscal 2020 executive compensation reflects our continued strength and the relevance of our brand in challenging circumstances amidst a global pandemic and economic crisis. In this executive summary, we review business performance and its alignment with fiscal 2020 executive compensation and summarize the actions that the Committee took following fiscal 2020 to rebuild sales and get back on track with our "Growth at Scale" agenda in fiscal 2021.

Starbucks fiscal 2020 results reflect the impact of the COVID-19 pandemic, which severely hindered our performance, particularly during the second and third fiscal quarters. For the year, consolidated net revenue declined 11% to $23.5 billion, GAAP EPS declined 73% to $0.79 and non-GAAP EPS declined 59% to $1.17. Globally, we opened 1,404 net new stores in fiscal 2020, ending the year with 32,660 stores. We returned $3.6 billion to shareholders in fiscal 2020 through a combination of dividends and share repurchases. In addition to maintaining our dividend throughout fiscal 2020, we announced our 10th annual dividend increase to shareholders on September 30, 2020. Despite a decline in our cumulative 3-year total shareholder return (TSR) to 67% reflecting the impact of the COVID-19 pandemic, our relative TSR performance remained in the top quartile of S&P 500 companies.

The sequential improvements in our business recovery in fiscal 2020 demonstrate the resilience of our business model and the relevance of the Starbucks brand.

Net Revenues (-11%) year-over-year	GAAP EPS (-73%) year-over-year	Capital Returned to Shareholders
	$0.79	
$23.5 Billion	Non-GAAP EPS (-59%) year-over-year	**$3.6 Billion**
	$1.17*	

* Annex A includes a reconciliation of non-GAAP EPS to diluted net earnings per share, the most directly comparable GAAP measure.

Executive Compensation Objectives and Program Design

A key element of our success is having the right leaders to guide Starbucks and successfully execute our strategy, so it is critical to attract and retain the highest level of executive talent. Further, our executive compensation program is structured to closely align with our business purpose and commitment to shareholder value creation: focusing on long-term sustainable growth and increasing shareholder returns while staying true to our core principles. We believe our compensation structure and its resulting realizable pay for executives demonstrate our strong commitment to linking compensation to Company performance and strategy.

Pay Delivery and Performance Alignment

At-Risk Compensation

The vast majority of compensation value we deliver to our executives is in the form of compensation that is variable and "at-risk" based on performance. The at-risk elements of our fiscal 2020 program include (i) our Annual Incentive Bonus Plan, a cash annual incentive bonus, and (ii) our Leadership Stock Plan, as part of which restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs") were granted as long-term incentives.


96% AT-RISK
CEO Compensation Mix
4% 7% 89%
SALARY
TARGET ANNUAL INCENTIVE
TARGET LONG-TERM INCENTIVE
89% AT-RISK
Other NEOs Compensation Mix
11% 15% 74%

Rigorous Goal Setting

Starbucks is performance driven, and the Committee believes there is a strong connection between our impressive track record of performance, the rigorous targets we communicate externally and the corresponding goals that we set for ourselves under our incentive plans. Our management and the Committee worked collaboratively to set targets reflective of our ambitious performance goals and to drive long-term value creation for our shareholders.

Annual Incentive Bonus Plan


70%
Objective Financial Performance Goals
30%
Individual Performance Factor
40% Adjusted Net Revenue
60% Adjusted Operating Income

Leadership Stock Plan


60%
Performance RSUs
40%
Time-Based RSUs
Annual EPS Performance Targets Averaged Over 3 Years
3-Yr rTSR vs S&P 500 (upward or downward modifier)

Annual Incentive Bonus Plan

Our fiscal 2020 performance target was set at levels above fiscal 2019 performance based upon our challenging business growth plans and consistent with our rigorous goal setting. Objective financial performance goals consist 70% of the overall Annual Incentive Bonus Plan payout, and individual performance contributes to the remaining 30% of payout. Of the objective financial performance goals, 40% is based on a consolidated adjusted net revenue goal and 60% is based on a consolidated adjusted operating income goal. Financial goals for fiscal 2020 were set before the start of the COVID-19 pandemic, which negatively impacted our 2020 financial results; however, no adjustments were made to address the adverse impact of the pandemic on our business and financial results. As a result, the objective financial goals established for 2020 under the Annual Incentive Bonus Plan were not met. The Annual Incentive Bonus Plan is described in detail starting on page 43.

Leadership Stock Plan

For fiscal 2020, long-term incentives were awarded in the form of: (1) PRSUs, where the number of shares earned is based on three-year EPS performance against pre-established annual targets, subject to a downward or upward adjustment of 25% based on relative TSR performance and (2) time-based RSUs. The Company did not meet the EPS threshold for the PRSUs granted to our NEOs for the first year of the three-year performance period with respect to PRSUs granted in November 2019 and the second year of the three-year performance period with respect to PRSUs granted in November 2018. The Leadership Stock Plan is described in detail starting on page 46.

Compensation Policy Highlights





WHAT WE DO

✓ **Pay-for-Performance Philosophy:** The vast majority of executive officer compensation is variable and tied to our financial results or the performance of our stock price, or both. Non-financial individual performance goals for our executive officers also include consideration of performance against certain environmental, social and governance (ESG) metrics, which have been further enhanced in the fiscal 2021 program design as outlined on pages 49 to 50.

✓ **Stock Ownership Policy:** Executive officers are expected to acquire and hold Starbucks stock worth two to six times base salary (depending on position) within five years of appointment. Executive officers who are not on track by the end of the third year after becoming subject to the guidelines are subject to a holding requirement.

✓ **Double-Trigger Equity Acceleration Upon a Change in Control:** Long-term incentive awards provide for accelerated vesting upon a change in control only if the executive is involuntarily terminated (without "Cause") or equity awards are not assumed by the surviving company in conjunction with a change in control.

✓ **Independent Executive Compensation Consultant:** The Compensation Committee retains an independent compensation consultant on matters surrounding executive and non-employee director pay and governance. This consultant provides no other services to Starbucks.

✓ **Risk Mitigation:** Our compensation program has provisions to mitigate undue risk, including caps on the maximum level of payouts, clawback provisions, multiple performance metrics and board and management processes to identify risk. The Compensation Committee annually reviews our programs and does not believe any of our compensation programs create risks that are reasonably likely to have a material adverse impact on the Company.

✓ **Regular Review of Share Utilization:** Management and the board regularly evaluate share utilization levels by reviewing the cost and dilutive impact of stock compensation.

✓ **Robust Engagement with Shareholders on Governance and Compensation:** See the summary of our shareholder engagement program in the "Corporate Governance" section of this proxy statement on page 12. We discussed our governance and compensation programs with shareholders representing over 20% of our outstanding shares.

✓ **Recoupment Policy:** Executive officers are subject to a clawback policy that may apply at the discretion of the Board where there has been payment of a bonus or equity award predicated upon the achievement of financial results that were the product of fraudulent activity or that were subsequently the subject of a material negative restatement. Our program also provides for forfeiture of unvested equity awards as well as a clawback of vested amounts and awards in the event the Company determines an executive has engaged in material misconduct unrelated to a restatement.

WHAT WE DON'T DO

✗ **No Excise Tax Gross-Ups Upon a Change in Control:** Offer letters and employment agreements do not include tax gross-up benefits upon a change in control.

✗ **No Above-Market Executive Perquisites:** We provide limited perquisites (e.g. annual executive physical exams and certain security services).

✗ **No Tax Gross-Ups on Perquisites or Benefits:** We do not provide tax gross-ups on perquisites or benefits except in the case of standard relocation benefits and expatriate income tax equalization benefits available to all similarly situated partners.

✗ **No Repricing Underwater Stock Options Without Shareholder Approval; No Stock Option Grants Below 100% of Fair Market Value:** We do not allow the repricing (or cash buyouts) of stock options without shareholder approval, and we do not allow the granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant.

✗ **No Fixed Term or Evergreen Employment Agreements; No Severance Agreements:** All executive officers have "at-will" employment relationships with the Company.

✗ **No Hedging, Pledging, Short Sales or Derivative Transactions in Company Stock:** The policy is comprehensive and covers executive officers and non-employee directors.

✗ **No Change-in-Control Agreements with Executives:** We do not provide any special change-in-control benefits to executives. Our only change-in-control arrangement is "double-trigger" vesting of equity, which applies to all partners.

2020 EXECUTIVE COMPENSATION

Fiscal 2020 Executive Compensation Overview

The following table provides information regarding the elements of our fiscal 2020 executive compensation program.

Element	Form	Objectives and Basis
Base Salary	Cash	✔ Attract and retain highly qualified executives to drive our success
Annual Incentive Bonus	Cash	✔ Drive Company performance
		✔ Target bonus amount set as a percentage of base salary
		✔ Actual payout based on financial performance against pre-established net revenue and operating income targets and an individual performance factor
Long-term Incentive	PRSUs and Time-Based RSUs	✔ Drive Company performance, align interests of executives with those of shareholders, retain executives through long-term vesting and provide potential wealth accumulation
		✔ Delivered 60% in PRSUs and 40% in time-based RSUs
		✔ PRSUs are earned based on three-year EPS performance against pre-established annual targets, subject to downward or upward adjustment of 25% based on relative TSR; vesting is 100% after three years
Perquisites and Other Executive Benefits	Limited (See "Other Compensation"—"Perquisites and Other Executive Benefits")	✔ Provide for the safety and wellness of our executives and other purposes as discussed below
Deferred Compensation	401(k) plan and non-qualified Management Deferred Compensation Plan	✔ Provide methods for general savings including for retirement
General Benefits	Health and welfare plans, stock purchase plan and other broad-based partner benefits	✔ Offer competitive benefits package that generally includes benefits offered to all partners

Financial Results Under Incentive Plans' Performance Goals

CONSOLIDATED ADJUSTED NET REVENUE[1] (IN MILLIONS)



CONSOLIDATED ADJUSTED OPERATING INCOME[2] (IN MILLIONS)



ADJUSTED EARNINGS PER SHARE[3]



TOTAL SHAREHOLDER RETURN



[1] Adjusted net revenue is a non-GAAP measure. The fiscal 2020 consolidated adjusted net revenue result excludes foreign currency fluctuations; Channel Development transition impacts; accounting changes and other items. The fiscal 2019 consolidated adjusted net revenue result excludes foreign currency fluctuations; ownership changes related to France, the Netherlands and Thailand; accounting changes and other items. The fiscal 2018 adjusted net revenue result excludes the impact of foreign currency fluctuations; ownership changes related to East China, Singapore, Taiwan, Tazo and Brazil; the Global Coffee Alliance with Nestlé and other items.

[2] Adjusted operating income is a non-GAAP measure. The fiscal 2020 consolidated adjusted operating income result excludes foreign currency fluctuations; Channel Development transition impacts; accounting changes and other items. The fiscal 2019 consolidated adjusted operating income result excludes foreign currency fluctuations; ownership changes related to France, the Netherlands and Thailand; accounting changes and other items. The fiscal 2018 consolidated adjusted operating income result excludes the impact of foreign currency fluctuations; restructuring, impairment and optimization costs; ownership changes related to East China, Singapore, Taiwan, Tazo and Brazil; the net impact of U.S. tax reform and other items.

[3] Adjusted earnings per share is a non-GAAP measure. The fiscal 2020 adjusted earnings per share result excludes foreign currency fluctuations and the Channel Development transition impact. The fiscal 2019 adjusted earnings per share result, related to the November 2017 PRSU award, excludes the impact of foreign currency fluctuations; restructuring of U.S. and Canada; ownership changes in Brazil, the Netherlands, France and Thailand; the Global Coffee Alliance with Nestlé; the net impact of U.S. federal tax reform; unbudgeted share repurchases and other items. The fiscal 2018 adjusted earnings per share result, related to the November 2016 PRSU award, excludes the impact of foreign currency fluctuations; restructuring, impairment and optimization costs; ownership changes related to East China, Singapore, Taiwan, Tazo and Brazil; the net impact of U.S. federal tax reform and other items.

Elements of Fiscal 2020 Executive Compensation

Base Salary

The Compensation Committee generally reviews and approves base salaries annually at its November meeting with new salaries effective in late November or early December and makes periodic adjustments in connection with promotions or changes in position. For fiscal 2020, the Committee reviewed and approved the base salaries shown below (and with respect to Mr. Johnson, the Committee recommended, and the independent directors approved, the ceo base salary).

Named Executive Officer	Base Salary (Annualized Rate)		
	Fiscal 2020	Fiscal 2019	% Change
Kevin Johnson	$ 1,550,000	$ 1,500,000	3%
Patrick J. Grismer	$ 900,000	$ 845,000	7%
Rosalind G. Brewer	$ 1,071,200	$ 1,040,000	3%
John Culver	$ 925,000	$ 858,000	8%
Lucy Helm	$ 660,000	$ 630,000	5%

Annual Incentive Bonus Plan

Starbucks annual incentive bonuses for NEOs are paid pursuant to our shareholder-approved Annual Incentive Bonus Plan. The Annual Incentive Bonus Plan is designed to ensure that awards are differentiated on the basis of individual performance and aligns compensation with the execution of long-term strategic initiatives. The Annual Incentive Bonus Plan is comprised of two metrics: the financial performance goals and the individual performance factor ("IPF"). The financial performance goals, weighted at 70% of the award's total payout, are measured by adjusted net revenue (weighted at 40%) and adjusted operating income (weighted at 60%). The IPF, described in detail on pages 44 to 46, is weighted at 30% of the target value of each annual cash incentive award with a payout between 0-200% of target based on an assessment of individual performance against certain strategic, operational, leadership and ESG goals, as recommended by the Committee and authorized by the board.

The graphic below illustrates the weighting of the performance goals and the calculation of the objective performance goals and individual performance factor components of the annual incentive bonuses.



Target Opportunities

The target opportunities as a percentage of base salary for fiscal 2020 for our NEOs are shown below.

Named Executive Officer	Bonus Targets Percentage of Base Salary		
	Fiscal 2020	Fiscal 2019	% Change
Kevin Johnson	200%	200%	0%
Patrick J. Grismer	125%	100%	25%
Rosalind G. Brewer	150%	150%	0%
John Culver	150%	120%	30%
Lucy Helm	100%	100%	0%

The total annual incentive bonus delivered to each NEO for fiscal 2020 was determined based on both the extent to which objective performance goals and individual performance goals were achieved as considered by the Committee. The possible payouts for each NEO based on achievement of threshold, target and maximum performance levels are disclosed in the Fiscal 2020 Grants of Plan-Based Awards Table on page 55.

Financial Performance Measures

For fiscal 2020, the portion of the bonus derived from objective performance goals was based on the achievement of performance goals for adjusted net revenue and adjusted operating income. We chose these measures because we believe they motivate our executives to drive Company growth and profitability.

To reflect performance above or below targets, adjusted net revenue and adjusted operating income have sliding scales that provide for annual incentive bonus payouts greater than the target bonus if results are greater than target (up to a maximum 200% payout) or less than the target bonus if results are lower than the target (down to a threshold of 25% of target payout, below which the result would be 0% payout).

In November 2019, the Committee established the performance goals for these two financial metrics before the onset of the COVID-19 pandemic. In setting the business performance scales, the Committee considered target Company performance under the challenging board-approved annual financial and long-term strategic plans, the potential payouts based on achievement at different levels on the sliding scale and whether the portion of incremental earnings paid as bonuses rather than returned to shareholders was appropriate.

The targets were designed to be challenging while recognizing economic uncertainties existing at the time the goals were established, including the prospect of continued global macroeconomic, retail and consumer headwinds.

Objective Performance Goals

Adjusted Net Revenue

For the NEOs, 40% of the objective performance goals, which accounts for 70% of the overall Annual Incentive Bonus Plan payout, is based on a consolidated adjusted net revenue goal. The fiscal 2020 performance target was set at levels above fiscal 2019 performance based upon our challenging business growth plans. The threshold, target and maximum criteria and actual results for Adjusted Net Revenue for fiscal 2020 were as follows:

ADJUSTED NET REVENUE[1]



	Threshold (Millions U.S.$)	Target (Millions U.S.$)	Maximum (Millions U.S.$)	Payout Percentage
Consolidated	Adjusted actual performance $23,472.5			0%
	27,771.5	28,287.5	28,803.6	

[1] The performance measures under the Annual Incentive Bonus Plan that were approved at the beginning of the performance period provided for certain non-GAAP adjustments so that the performance measures would more consistently reflect underlying business operations than the comparable GAAP measures. The fiscal 2020 consolidated net revenue result excludes foreign currency fluctuations; Channel Development transition impacts; accounting changes and various other unusual or infrequent events that impacted results.

Adjusted Operating Income

For the NEOs, 60% of the objective performance goals, which accounts for 70% of the overall Annual Incentive Bonus Plan payout, is based on a consolidated adjusted operating income goal. In fiscal 2020, consolidated adjusted operating income equaled the total of all business units' operating income less total unallocated corporate expenses. The threshold, target and maximum criteria and actual results for fiscal 2020 Adjusted Operating Income are as follows:

ADJUSTED OPERATING INCOME[1]



	Threshold (Millions U.S.$)	Target (Millions U.S.$)	Maximum (Millions U.S.$)	Payout Percentage
Consolidated	Adjusted actual performance $1,972.0			0%
	4,668.8	4,910.7	5,152.6	

[1] The performance measures under the Annual Incentive Bonus Plan that were approved at the beginning of the performance period provided for certain non-GAAP adjustments so that the performance measures would more consistently reflect underlying business operations than the comparable GAAP measures. The fiscal 2020 consolidated operating income result excludes foreign currency fluctuations; Channel Development transition impacts; accounting changes; and various other unusual or infrequent events that impacted results.

Individual Performance Factor

The Compensation Committee believes that our NEOs' performance goals should support and help achieve the Company's strategic objectives and be tied to their areas of responsibility. The IPF is weighted at 30% of the total payout under the Annual Incentive Bonus Plan. In assessing each NEO's individual performance, the NEO's annual performance goals, as well as challenges that the NEO faced over the course of the year, are considered. For each of the NEOs, including the ceo, the Committee does not assign a specific weighting to any of the individual goals, and instead performs a holistic review of each NEO's performance in the aggregate.

With respect to the ceo's IPF, his individual performance goals for fiscal 2020 were set in October 2019 in collaboration with the board. At the Compensation Committee's November 2020 meeting, during a session at which the ceo was not present, the Committee considered our ceo's significant contributions to the Company's transformational "Growth at Scale" agenda and his leadership in navigating the Company amidst the global pandemic. The Compensation Committee determined that the ceo's progress against his previously identified individual performance goals and his leadership in these unprecedented times warranted an IPF of 200%. This IPF payout factor was likewise approved by the board.

For each of the NEOs other than the ceo, the ceo makes IPF recommendations to the Compensation Committee, based on each NEO's annual performance, and the Compensation Committee confirms a payout between 0-200%. At the Committee's November 2020 meeting, the ceo evaluated the performance of the other NEOs and presented the results of those evaluations to the Committee for consideration. The evaluations included an analysis of the executives' performance against their strategic priorities, operational initiatives and certain other objectives. The Committee concurred with the ceo's recommendation for annual bonus payouts for Mr. Grismer, Ms. Brewer, Mr. Culver and Ms. Helm.

The key results influencing the Committee's decisions on the individual performance category portion of the cash bonus award for the NEOs are summarized below.

NEO	Rationale	Compensation Decision (Amounts in Thousands)
Kevin Johnson	• Led the Company to successfully navigate the COVID-19 pandemic by introducing significant, industry-leading investments in Starbucks partners including a range of benefits and pay policies at a time when many companies elected to furlough or lay off employees. • Successfully navigated the store shutdown and reopening period resulting in an all-time high partner engagement and contributing to strong customer-partner connection scores and sales recovery. • Innovated rapidly to build a new level of resilience into the business, positioning Starbucks for a significant rebound in fiscal 2021. • Increased annual dividends by 10%, marking the tenth consecutive annual increase, despite the disruption caused by the pandemic and returned $3.6 billion to shareholders through dividends and, to a lesser extent, share repurchases. • Shaped and clarified Starbucks long-term strategy as it relates to Environmental, Social and Corporate Governance goals by elevating our "social impact agenda" to a new model that describes what it means to be Planet Positive, People Positive, and Profit Positive. • Expanded to 62 markets around the world as part of the Global Coffee Alliance with Nestlé.	**Percent of Target: 60%** Base Salary: 1,540 2020 Annual Incentive Award: 1,860 2020 LTI Award: 11,167
Patrick J. Grismer	• Developed and implemented a comprehensive approach to provide transparency to all stakeholders - through a series of intra-quarter 8-K filings, investor conference presentations, and expanded quarterly disclosures - providing appropriate financial guidance and collectively charting a path to full recovery from the business impacts of the COVID-19 pandemic. • Rigorously evaluated financial liquidity needs through the pandemic - including the funding of strategic brand-building investments, the continuation of quarterly dividends and pre-funding of maturing bonds - and raised capital in an expeditious and cost-effective manner to meet the Company's needs without pre-emptively drawing on revolving lines of credit. • Led efforts to contain discretionary spending at the peak of the pandemic, conserving financial resources for the most pressing needs of the business. • Developed our "Profit Positive" narrative, bringing more focus and discipline to company-wide resource allocation and margin management in the pursuit of profitable growth and shareholder value creation.	**Percent of Target: 60%** Base Salary: 889 2020 Annual Incentive Award: 675 2020 LTI Award: 2,698
Rosalind G. Brewer	• Advanced digital relationships through the launch of SFE, commercialized Starbucks Connects to create digital parity for North American licensed partners and established a product and services model generating a new way of working in Starbucks Technology. • Drove significant alignment, cross collaboration and efficiency within the Company, resulting in record high engagement scores (+14%). • Led sales recovery and long-term growth by aligning with the enterprise principles, creating new digital channels for new store formats, and deploying targeted campaigns to rapidly increase all-time highs in our digital customer relationships.	**Percent of Target: 60%** Base Salary: 1,065 2020 Annual Incentive Award: 964 2020 LTI Award: 4,802

NEO	Rationale	Compensation Decision (Amounts in Thousands)

John Culver

- Successfully leveraged our Global Coffee Alliance with Nestlé, entered into 23 markets in fiscal 2020, bringing Starbucks at-home coffee presence to 62 markets in 24 months.
- Expanded Global Coffee Alliance through new product platforms and geographic expansion, delivering clear priorities and disciplined focus for the business, and further accelerated our innovation and transformation amidst the unfolding new normal.
- Implemented and executed China Siren Venture Fund and continued to make progress on transitioning markets to a fully licensed structure despite the backdrop of COVID-19.

Percent of Target: 53%

912	728	4,802
Base Salary	2020 Annual Incentive Award	2020 LTI Award

Lucy Helm

- Successfully defined talent strategy and philosophy, including disciplined approach to senior level talent and succession planning.
- Continued to elevate senior leadership talent development, delivered new fiscal 2020 goal setting process and cadence with improved tools, processes and training for all bonus-eligible leaders, and redesigned fiscal 2021 incentive plans, to support inclusion and diversity and sustainability goals.
- Introduced the Partner Promise to all partners globally and partnered with chief diversity officer to create enterprise inclusion and diversity strategy.
- Developed and delivered comprehensive mental health benefits to U.S. partners, contributed to COVID-19 partner care strategy by pay and benefit enhancements.

Percent of Target: 53%

654	347	3,396
Base Salary	2020 Annual Incentive Award	2020 LTI Award

Fiscal 2020 Bonuses Earned

Bonuses earned are aligned with Starbucks fiscal 2020 performance and are differentiated to reflect individual contributions.

The table below shows the fiscal 2020 actual bonus levels for each component of the Annual Incentive Bonus Plan, based on achievement of the performance metrics and bonuses earned, which are also disclosed in the "Non-Equity Incentive Compensation Plan" column of the Summary Compensation Table.

Fiscal 2020 Annual Incentive Bonus Plan

Named Executive Officer	Payout on Consolidated Adjusted Operating Income (60% Weighting)	Payout on Business Unit/ Consolidated Adjusted Net Revenue (40% Weighting)	Objective Performance (% of Target)	Individual Performance (% of Target)	Bonus Earned (% of Target)	$
Kevin Johnson	0%	0%	0%	200%	60%	$ 1,860,000
Patrick J. Grismer	0%	0%	0%	200%	60%	$ 675,000
Rosalind G. Brewer	0%	0%	0%	200%	60%	$ 964,080
John Culver	0%	0%	0%	175%	53%	$ 728,438
Lucy Helm	0%	0%	0%	175%	53%	$ 346,500

Leadership Stock Plan



FY20 Design	ANNUAL EPS PERFORMANCE TARGETS AVERAGED OVER 3 YEARS	✕	3-YR rTSR VS S&P 500 (upward or downward modifier)	+	TIME-BASED RSUs

← 60% PERFORMANCE RSUs →   40% TIME-BASED RSUs

Overview

In fiscal 2020, we granted each of our NEOs who was employed by the Company prior to the beginning of the year long-term performance-based compensation in the form of time-based RSUs and PRSUs.

Time-based RSUs vest annually in equal installments of 25%, commencing on the first anniversary of the grant date. PRSUs are earned only to the extent pre-established performance goals are met. Both time-based RSUs and PRSUs include dividend equivalent rights (beginning in fiscal 2018) payable at the same time as the underlying shares earned. The values of the long-term incentive awards reflected in the table below were designed to be competitive to market, recognize personal performance of each executive in the fiscal year prior to the November grant date (as applicable), and to further increase the percentage of total pay that is variable and at-risk based on Company financial performance. The table below reflects the value of annual long-term incentive awards approved by the Committee for our NEOs in each of the last two fiscal years. We determined the number of PRSUs to be delivered by dividing 60% of the value approved by the Committee by the closing price of our stock on the grant date. For time-based RSUs, we divided 40% of the value by the closing price of our stock on the grant date. Because the value approved by the Committee is approved in advance of the awards being granted and may use different assumptions than are applied to the awards for accounting purposes, the value of awards approved by the Committee may be different from the grant date fair value of equity awards as disclosed in the Summary Compensation Table.

Value of Annual Long-Term Incentive Compensation Awards

Named Executive Officer	Granted in Fiscal 2020	Granted in Fiscal 2019	% Change
Kevin Johnson[1]	$ 13,500,000	$ 18,000,000	-25%
Patrick J. Grismer[2]	$ 4,500,000	N/A	N/A
Rosalind G. Brewer[3]	$ 5,250,000	$ 7,000,000	-25%
John Culver[3]	$ 5,250,000	$ 7,000,000	-25%
Lucy Helm[3]	$ 3,950,000	$ 4,350,000	-9%

[1] Mr. Johnson's fiscal 2019 award amount includes a $5 million performance-vesting stock option award.

[2] Pursuant to the sign-on agreement entered into by Mr. Grismer and the Company in fiscal 2019, Mr. Grismer was awarded $7.5 million in sign-on equity and did not receive an annual grant in fiscal 2019.

[3] In November 2019, the Compensation Committee elected to use its discretion and approve a one-time increase to the awards under the Leadership Stock Plan for Ms. Brewer, Mr. Culver, and Ms. Helm. Ms. Brewer and Mr. Culver each received an increase of $750,000 in value, and Ms. Helm received an increase of $450,000 in value. In November 2018, the Compensation Committee elected to use its discretion and approve a one-time increase to the awards under the Leadership Stock Plan for Ms. Brewer, Mr. Culver, and Ms. Helm. Ms. Brewer and Mr. Culver each received an increase of $2.5 million in value, and Ms. Helm received an increase of $1.35 million in value.

Fiscal 2020 Time-Based RSUs

Time-based RSUs represented 40% of the total award under the Leadership Stock Plan, designed to support executives' stock ownership and encourage retention. Time-based RSUs were granted to our NEOs on November 13, 2019 and represent 40% of the value shown above for fiscal 2020. Time-based RSUs vest annually in equal installments of 25%, commencing on the first anniversary of the grant date. The time-based RSUs granted to the NEOs in fiscal 2020 are disclosed in the Grants of Plan-Based Awards Table for Fiscal 2020 on page 55.

Fiscal 2020 PRSUs

In response to shareholder feedback and consistent with our focus on strategic performance that will drive longer-term shareholder returns, the EPS metric is measured over a three-year period, rather than the two year measurement period in place prior to fiscal 2019, and a relative TSR modifier can impact payout of PRSUs upward or downward by 25%. Annual EPS performance targets are set and then averaged at the conclusion of the three-year performance period to determine baseline payouts from 0-200%, and three-year relative TSR performance is measured against the S&P 500. The PRSUs granted in 2020 reflect this structure and represent 60% of target long-term award value for fiscal 2020.

The extent to which PRSUs are earned is based on our achievement of annual adjusted EPS and relative TSR goals measured over a three-year period following the grant date. Annual EPS targets are measured and certified by the Compensation Committee each year, with the payout factors for each of the three years averaged at the end of the performance period. To reflect performance above or below target, adjusted EPS has a sliding scale that provides for payouts greater than the target number of PRSUs if performance results are greater than target (up to a maximum 200% of payout) or less than the target number if performance results are lower than target (down to a 25% payout for threshold performance, below which the payout would be 0%). If the threshold EPS goal under the PRSUs is not met, then the awards will pay out at zero. To the extent the performance targets are met, earned PRSUs generally vest 100% on the third anniversary of the grant date, with a possible adjustment of upward or downward of 25% based on achievement of predetermined relative TSR goals. The threshold, target and maximum number of PRSUs that could have been earned by the NEOs are disclosed in the Grants of Plan-Based Awards Table for fiscal 2020 on page 55.

PRSU Targets and Performance

As noted in the table below, the EPS goal for fiscal year 2020 and actual EPS results apply to the second year of the three-year performance period for the PRSUs awarded to our NEOs in November 2018 and the first year of the three-year performance period for the PRSUs awarded to our NEOs on November 2019 before the onset of the COVID-19 pandemic.

PRSU Granted 11/14/2018	FY19			FY20			FY21		
	Min	Target	Max	Min	Target	Max	Min	Target	Max
EPS: Goals by Year	$2.465	$2.656	$2.901	$2.891	$3.043	$3.196			
EPS: Actual		$2.731[1]			$1.154[2]				
Payout Result		130%			0%				
TSR Result									

PRSU Granted 11/13/2019	FY20			FY21			FY22		
	Min	Target	Max	Min	Target	Max	Min	Target	Max
EPS: Goals by Year	$2.891	$3.043	$3.196						
EPS: Actual		$1.154[2]							
Payout Result		0%							
TSR Result									

[1] The fiscal 2019 adjusted earnings per share result excludes the impact of foreign currency fluctuations; restructuring of U.S. and Canada; ownership changes in Brazil, the Netherlands, France and Thailand; the Global Coffee Alliance with Nestlé; the net impact of U.S. federal tax reform; unbudgeted share repurchases and other items.

[2] The fiscal 2020 adjusted earnings per share result excludes foreign currency fluctuations and the Channel Development transition impact.

Special Equity Awards

The Compensation Committee retains the ability to grant discretionary equity awards in certain circumstances, including to support our succession-planning goals and incentivize and retain key executives.

The ceo's fiscal 2019 annual long-term opportunity was enhanced with an award of performance-vesting stock options with a grant date fair market value of $5 million, that may be earned based upon the achievement of a TSR (including stock price appreciation and dividends) hurdle, measured over the three-year period from November 14, 2018 to November 14, 2021 (the "performance period"). Hurdle achievement is based upon Starbucks 30-day average TSR meeting or exceeding a price that is 25% above the 30-trading day average leading up to the grant date. Thus, the 30-trading day average of Starbucks daily TSRs must meet or exceed the 1.25x hurdle at any point during the performance period to be earned. As of April 26, 2019, the threshold performance-based hurdle for these options has been achieved and vesting of this award is now tied exclusively to continued service for the remainder of the performance period. While Mr. Johnson is subject to continued service through date of vesting (which is the end of the performance period on November 14, 2021), the cessation of active service due to death, disability or retirement will permit continued vesting, since the hurdle has been achieved during the performance period.

Special Cash Awards

In December 2019, the board awarded one-time long-term cash performance-based awards to Mr. Johnson and Ms. Brewer, for recognition and continuity of their high-caliber leadership. The awards primarily support the Company's leadership retention process and reflect the board's commitment to building an organization with long-term leadership continuity. The awards are designed to retain Starbucks key leaders in their roles for at least the next three years by providing compelling upside reward opportunity beyond the Company's regular compensation program for continuing to achieve exceptional shareholder returns through the transformational "Growth at Scale" agenda. Payout under these awards is tied to relative TSR over a three-year performance period, with targets of $25 million and $5 million, respectively.

Each award will be paid out at 100% of target if the Company's TSR performance relative to the companies comprising the S&P 500 index is at the 65th percentile, zero at the 40th percentile, and 200% of target at the 80th percentile, with linear interpolation between. The performance period will be measured from October 1, 2019 to September 30, 2022. Payment will be made shortly following the end of the performance period. Pro rata payments are required at 100% of target in the event of death or disability prior to the end of the performance period. Payments will be accelerated and made on a pro rata basis applied to actual performance through the termination date in the event of involuntary termination or voluntary termination for good reason. Payments will be accelerated and made based on actual performance in the event of involuntary termination or voluntary termination for good reason in connection with a change of control.

Our Executive Compensation Process

Target total direct compensation for our NEOs is composed of base salary, target annual incentive bonus and target value of long-term equity incentives. Target total direct compensation is designed to be competitive with peer companies and market data, as explained below under "Peer Group Companies and Benchmarking."

The Compensation Committee typically reviews target total direct compensation and approves the target value of annual incentive bonuses (as a percentage of base salary) annually at its November meeting following the conclusion of the fiscal year. Base salaries, bonus payments (for performance in the prior fiscal year), performance goals for annual incentive bonuses and long-term equity grants are approved after the end of each fiscal year at the November meeting. This process allows the Compensation Committee to consider comprehensive information, including the performance of each NEO during the prior fiscal year, when making final compensation decisions.

Management's Role in the Executive Compensation Process

Mr. Johnson, our ceo, along with key members of our human resources function ("Partner Resources") and our Law & Corporate Affairs Department each help support the Compensation Committee's executive compensation process and regularly attend portions of committee meetings. As part of the executive compensation process, Mr. Johnson provides his perspective to the Compensation Committee regarding the performance of his executive leadership team, which includes all of our executive officers and certain other senior officers of the Company. Members of the Partner Resources team present recommendations to the Compensation Committee on the full range of annual executive compensation decisions, including (i) annual and long-term incentive compensation plans, (ii) target competitive positioning of executive compensation, and (iii) target total direct compensation for each executive officer. These recommendations are developed in consultation with Mr. Johnson (except with regard to his own compensation) and are supported by market data.

The Role of Consultants in the Executive Compensation Process

For fiscal 2020, the Compensation Committee engaged F.W. Cook & Co., Inc. ("F.W. Cook") as its outside independent compensation consultant. The Compensation Committee's consultant regularly attends committee meetings and attends executive sessions as requested by the Compensation Committee's chair. Without the Compensation Committee's prior approval, F.W. Cook will not perform any services for Starbucks management, although the Compensation Committee has directed that F.W. Cook work in cooperation with management as required to gather and review information necessary to carry out its obligations. During fiscal 2020, F.W. Cook did not perform any services for Starbucks other than making recommendations with respect to executive compensation and non-employee director compensation under its engagement by the Compensation Committee. Its tasks also included reviewing, validating and providing input on information, programs and recommendations made by management.

At-Risk Compensation

A core principle of our executive compensation program is that a large majority of compensation awarded to our NEOs, especially to our ceo, be variable, performance-based and "at-risk." This type of compensation is primarily dependent on the financial success of our Company and the performance of Starbucks common stock. This means that our executives are rewarded when they produce value for our shareholders and our partners. Elements of our fiscal 2020 program that fall within this category include annual incentive bonuses, RSUs and PRSUs.

Review of Tally Sheet Information

The Compensation Committee generally considers the following information for each executive when setting compensation: (i) the targeted value of base pay, annual incentive bonus, equity grants and other benefits and (ii) the accumulated value of "in-the-money" outstanding equity grants broken out by (a) exercisable value for options and (b) unvested value for options, RSUs and PRSUs. This information helps the Compensation Committee understand the total compensation being delivered to executives and the long-term retentive elements in place for executives. This information is considered by the Compensation Committee, along with market data, performance and the other factors discussed above in setting executive compensation.

Internal Pay Equity

The Compensation Committee considers internal pay equity, among other factors, when making compensation decisions. However, the Compensation Committee does not use a fixed ratio or formula when comparing compensation among executive officers. The Compensation Committee believes that a failure to maintain an appropriate balance in the pay levels among members of our executive leadership team creates inappropriate business risks.

Peer Group Companies and Benchmarking

The Compensation Committee reviews compensation levels and design at peer companies as part of its decision-making process so it can set total compensation levels and practices that it believes are competitive and aligned with Starbucks scale and level of performance. The Compensation Committee generally sets target total direct compensation for our executives to be competitive with peer companies and other market data, and takes into consideration scope of job responsibilities, individual performance of the executive and other factors. The Compensation Committee's executive compensation determinations are based on its review of such factors and are informed by the experiences of the members of the Compensation Committee as well as input from, and peer group data provided by, the Compensation Committee's independent compensation consultant, F.W. Cook.

The market data considered by the Committee as part of the annual pay-setting process reflects compensation levels and practices for executives holding comparable positions at peer group companies and includes broader compensation survey data.

The Compensation Committee, with assistance from F.W. Cook, annually reviews the composition of our peer group. As part of such reviews, the Committee considers specific criteria and recommendations regarding companies to add or remove from the peer group. The industries from which we select our peer group companies consist of consumer staples, consumer discretionary and information technology-software and services. From those industries, the Committee selected a peer group that includes global companies with complex management needs and strong brand profiles. Kellogg Company and L Brands, Inc. were removed from the peer group for fiscal 2020 based on application of certain specific objective selection criteria as both fall short of the defined market cap range.

The Compensation Committee and independent directors considered the peer group in connection with their fiscal 2020 target total direct compensation decisions. The table below lists the companies that were considered for fiscal 2020.

Starbucks Fiscal 2020 Executive Compensation Peer Group Companies

Consumer Staples	Consumer Discretionary	IT-Software and Services
Coca-Cola Company	Estee Lauder Companies	PayPal Holdings, Inc.
Colgate-Palmolive Co.	Home Depot	Visa Inc.
General Mills, Inc.	McDonald's Corp.	
Kraft Heinz Company	Marriott International	
PepsiCo, Inc.	NIKE, Inc.	
Procter & Gamble Co.	Target Corp.	
	V.F. Corporation	
	Yum! Brands, Inc.	

Other Compensation Policies

2021 Executive Compensation

As our company continues to evolve, we must stay true to our heritage and what we stand for: being people positive, planet positive and profit positive, and working as partners to create a different kind of company. Our work to advance inclusion, diversity and equity at Starbucks has already led to the implementation of important policies and programs.

We hold ourselves accountable for measurable results at the highest levels of the organization, connecting the building of inclusive and diverse teams and our sustainability objectives to our executive compensation program through clearly set goals and metrics. Based on shareholder feedback, our long-standing culture of inclusion and our commitment to our planet, we have modified our executive compensation programs beginning in fiscal 2021.

In September 2020, the Compensation Committee approved the incorporation of additional targets into both our short-term and long-term fiscal 2021 incentive plans (Annual Incentive Bonus Plan and LSP) for our U.S.-based senior leadership team members at the senior vice president level and above. With respect to the Annual Incentive Bonus Plan design, the weighting of the IPF was increased from 30% to 50% of the overall payout calculation, with the goal of holding senior leaders individually accountable to drive inclusion and sustainability at Starbucks, among meeting other goals. With respect to the fiscal 2021 LSP design, we will hold our senior leaders collectively accountable for meeting a 3-year representation target. This representation target focuses on improvement in Black, Indigenous and LatinX representation at the manager level and above, with a 3-year target of improving Black, Indigenous and LatinX representation by more than 5% by 2023. The representation metric will operate as a modifier to the payout of the fiscal 2021 LSP PRSU award, with the following levels of modification based on representation growth: (i) an upward modifier of 110% if the representation target equals or exceeds 5%; (ii) reducing the awards payout by 5% if the representation goal is not achieved but growth is positive and below 5%; and (iii) reducing the award payout by 10% if representation falls over the three-year performance period. With the inclusion and diversity metrics contributing to an increased weighting of the IPF in the overall payout calculation of the Annual Incentive Bonus and adding an inclusion and diversity modifier to the PRSU awards of the LSP, we feel that we are continuing to demonstrate our long-standing commitment to a culture of inclusion.

Sign-On Bonuses and New Hire Equity Awards

We provide sign-on bonuses and new hire equity awards when the Compensation Committee determines it is necessary and appropriate to advance the Company's interests, including to attract top-executive talent from other companies. Sign-on bonuses and new hire equity awards are an effective means of offsetting the compensation opportunities executives forfeit when they leave a former employer to join Starbucks. We typically require newly recruited executives to return a pro rata portion of their sign-on bonus if they voluntarily leave Starbucks within a certain period of time after joining us, and new hire equity awards are subject to a time-based vesting period.

Retirement of Lucy Helm

On October 15, 2020, the Company announced that Lucy Helm, executive vice president and chief partner officer, would retire from her position of executive vice president and chief partner officer on October 30, 2020 and that, effective November 2, 2020, Angela Lis, a 25-year Starbucks partner, would become executive vice president and chief partner officer of the Company. Ms. Helm continued her service to the Company in an advisory role from November 1, 2020 through November 27, 2020, at which time she separated from Starbucks. In connection with Ms. Helm's retirement on November 27, 2020 ("retirement date"), she did not retain her status as a partner nor did she receive any severance. Her eligibility to participate in other benefits including health care, 401(k) and MDCP were discontinued on her retirement date in accordance with the standards applied to all partners.

Perquisites and Other Executive Benefits

Our executive compensation program includes limited executive perquisites and other benefits. The aggregate incremental cost of providing perquisites and other benefits to our NEOs is detailed in the "Fiscal 2020 All Other Compensation Table" on page 55.

We believe the perquisites and other executive benefits we provide are representative of those offered by the companies that we compete with for executive talent, and therefore offering these benefits serves the objective of attracting and retaining top executive talent.

We offer the following perquisites to our NEOs:

- *Company Aircraft.* The Company maintains aircraft to facilitate business travel. The Company has adopted a comprehensive Aviation Use Policy, including guidelines for annual reporting to the Audit Committee to ensure transparency relative to aircraft usage and the business purpose served. In accordance with the Aviation

Use Policy, the ceo may use corporate aircraft for personal travel under the terms outlined in the aircraft time-sharing agreement between him and the Company. Personal use of the aircraft by the ceo pursuant to the time-sharing agreement requires him to reimburse the Company the operating expenses of such flights chargeable pursuant to Federal Aviation Regulations. Any executive personal travel done in connection with a business-purpose flight results in imputed income to the executive under IRS regulations and, for NEOs, "other compensation" equal to the aggregate incremental costs to the Company resulting from such personal travel. The Company's Aviation Use Policy also allows for personal guests of executive officers and board members to travel on business-related flights on our corporate aircraft under certain limited circumstances, and the executives and/or board members are imputed income for such guest travel, as required by IRS regulations.

- *Security.* We believe that the personal safety and security of our senior executives is of the utmost importance to the Company and its shareholders. Pursuant to our executive security program, we may from time to time provide personal security services to certain executives. Security services include home security systems and monitoring and, in some cases, personal security services. These protections are provided due to the range of security issues encountered by senior executives of large, multinational corporations, and particularly with respect to high-profile executives. For fiscal 2020, the Company paid $34,000 and $34,000 toward Mr. Johnson's and Ms. Brewer's personal security, respectively. The Company did not pay personal security costs for any other executive in fiscal 2020, except in connection with business-related travel.

- *Executive Physicals, Life and Disability Insurance.* We offer to pay for annual physical examinations for all partners at the senior vice president level and above. These examinations provide a benefit to the Company and the executive at a relatively small cost to the Company. We also provide life and disability insurance to all partners at the vice president level and above at a higher level than is provided to partners generally. The amounts paid in respect of these benefits to our NEOs in fiscal 2020 are detailed in the "Fiscal 2020 All Other Compensation Table."

- *Relocation and Expatriate Expenses.* We provide relocation assistance to some manager-level partners and all partners at the director level and above. Under limited circumstances, we provide certain reimbursements and benefits to partners that expatriate to another country for work on the Company's behalf.

- *Deferred Compensation.* Executives, as well as partners at the director level and above in the U.S., are eligible to defer cash compensation under the Management Deferred Compensation Plan ("MDCP"). The MDCP is primarily intended to provide eligible partners an additional before-tax means of saving over and above that available under the 401(k) plan. We do not pay or guarantee above-market returns. The appreciation, if any, in the account balances of plan participants is due solely to contributions by participants and the underlying performance of the measurement investment funds selected by the participants. The measurement investment fund alternatives available to MDCP participants are identical to the investment funds available to 401(k) plan participants. Effective January 1, 2011, we ceased making Company matching contributions under the MDCP.

Investing in our Partners (Our Total Rewards Philosophy)

We believe that investing in our partners results in increased engagement, satisfaction and retention, which ultimately leads to an elevated *Starbucks Experience* for our customers.

COVID-19 Related Broad-Based Pay and Partner Care

In our response to the COVID-19 pandemic, we have assessed decisions through the lens of our Mission and Values. True to our values, the guiding principles by which we make decisions should consider our partners, our customers and our Company. At the start of the COVID-19 pandemic, we introduced a three-pronged model that was applied globally to enable quick, market-specific decision-making under a common set of principles:

1. Caring for the health and well-being of our partners and customers,
2. Playing a constructive role in supporting our local health officials and government leaders, and
3. Showing up as a responsible member of the communities we serve.

Our Mission and Values were critical guardrails as we navigated through the pandemic. Each decision made was focused on building confidence and trust in our brand with both partners and customers. We prioritized the health and wellness of our partners and provided economic certainty for them by investing in broad-based pay and partner care, which included catastrophe and service pay for retail and non-retail partners, expansion of the Care@Work subsidized backup care benefit, and the launch of PartnerBridge to support our U.S. company-operated retail store manager and hourly partner conversations, as they navigated through alternatives that were offered, whether it meant staying with the Company, electing a new COVID-19 Leave of Absence, or pursuing a different path. Starbucks prioritized partner choice to do our best to ensure each partner's personal needs were met.

Our Total Rewards Philosophy

Our Total Rewards philosophy is designed to recognize and reward the contributions of all partners, including executives. We offer a comprehensive benefits package to all eligible full- and part-time partners in the U.S. and locally competitive benefits packages in other countries. In addition to our equity incentive plans discussed above, we offer an employee stock purchase plan to partners in the U.S. and Canada that allows participants to purchase Starbucks stock at a 5% discount to the fair market value at the end of each offering period under the plan. We believe our Total Rewards practices motivate our executives to build long-term shareholder value and reward the partners who take care of our customers.

- *Broad-Based "Bean Stock" Program:* A long-term incentive grant of time-based RSUs was made in November 2019 to approximately 211,000 eligible non-executive partners in 17 markets around the world, including qualified part-time partners. We refer to this broad-based equity program as our "Bean Stock" program. Bean Stock participants include those partners who work in our stores and serve our customers directly. In fiscal 2020, Bean Stock participants realized approximately $148 million in pre-tax gains from previously granted Bean Stock awards.

- *Future Roast 401(k) Savings Plan:* Available to all U.S. partners who are at least age 18 with 90 days of service. The Starbucks Match within the 401(k) is 100% of the first 5% of eligible compensation contributed each pay period. The match is immediately fully vested and is contributed to each participant's 401(k) account each pay period along with the participant's contributions. In fiscal 2020, Starbucks contributed more than $123 million in matching contributions.

- *Insurance Coverage for Partners:* For more than 20 years, Starbucks has provided health insurance coverage for partners working 20 hours or more a week. Starbucks also provides life and disability insurance to our partners.

- *College Achievement Plan:* The Starbucks College Achievement Plan was launched in fiscal 2014. It provides eligible partners in the U.S. with the opportunity to earn a bachelor's degree online from Arizona State University with 100% tuition coverage. Additionally, our military service member and veteran partners can extend an additional Starbucks College Achievement Plan benefit to their spouse, domestic partner or child. As of the end of fiscal 2020, more than 17,000 partners were participating in Starbucks College Achievement Plan, with more than 4,800 graduates.

- *Paid Sick Time, Vacation, Holiday and Parental Leave:* Starbucks is an industry leader in paid sick time and parental leave and has competitive policies for vacation and holiday pay.

The above benefits specifically apply in the U.S., but we generally strive to provide similar benefits in all countries while considering the social coverage programs available in each country.

Executives are eligible to participate in all benefit plans we offer to partners generally. This helps us attract and retain top executive talent.

Executive Compensation Agreements and Arrangements

Employment Agreements and Termination Arrangements

We typically deliver an offer letter to an executive officer upon hire or promotion noting that the executive is employed "at will," and these letters typically do not provide for severance upon termination. None of our NEOs have employment or severance agreements.

We may from time-to-time offer severance benefit arrangements for terminated or separated executives as part of a negotiated termination of employment in exchange for a release of claims against the Company and other covenants in the best interests of the Company.

Change-in-Control Arrangements

Other than the change-in-control treatment of Mr. Johnson's and Ms. Brewer's special long-term cash award, described on page 48, we do not provide any special change-in-control benefits to executives. Our only broad-based change-in-control arrangement, which applies to all partners with equity compensation awards, is "double-trigger" accelerated vesting of equity. This means that under our equity plan, unvested awards will accelerate vesting if (i) there is a change in control, and (ii) either (a) awards are assumed or substituted with awards of the surviving company and the partner is terminated or resigns for good reason within one year after the change in control or (b) awards are not assumed or substituted with awards of the surviving company, in which case they vest immediately upon a change in control. We believe it is appropriate to provide double-trigger accelerated equity vesting because it aligns executives' interests with the interests of shareholders without providing an undue benefit to executives who continue to be employed following a change-in-control transaction.

Executive Compensation Policies and Practices

Executive Stock Ownership Guidelines

Our long-standing stock ownership guidelines were established for executive officers to encourage them to have a long-term equity stake in Starbucks, align their interests with shareholders and mitigate potential compensation-related risk. The guidelines provide that each executive officer must hold a multiple of his or her annual base salary in Starbucks stock and include the following holding requirements:

Position	Ownership Requirement (Multiple of Base Salary)
ceo	6x
executive officers	3x
other evps	2x

Each executive officer generally has five years to achieve the minimum ownership requirement. If an executive is not on track to meet the requirement by the end of the third year after becoming subject to the guidelines, he or she will be required to hold 50% of the net shares received upon the exercise of stock options and the vesting of RSUs. This holding requirement increases to 100% if the executive has not met the minimum ownership guideline by year five.

In addition to shares held outright, unvested RSUs that are subject only to a time-vesting condition count towards the ownership threshold. As of the date of this proxy statement, all of our NEOs exceed their current ownership requirement.

Risk Considerations

We believe that the design and objectives of our executive compensation program provide an appropriate balance of incentives for executives and avoid inappropriate risks. In this regard, our executive compensation program includes, among other things, the following design features:

- Balanced mix of fixed versus variable compensation and cash-based versus equity-based compensation;

- Variable compensation based on a variety of performance goals, including Company and, where appropriate, individual performance goals;

- Balanced mix of short-term and long-term incentives;

- Stock ownership and holding requirements;

- Anti-hedging and pledging policies that apply to all partners;

- Recoupment policy; and

- Compensation Committee oversight of incentive and commission arrangements below the executive level.

F.W. Cook performed an annual risk assessment of our compensation objectives, philosophy, and forms of compensation and benefits for all partners, including executives, to determine whether the potential risks arising from such policies or practices are reasonably likely to have a material adverse effect on the Company. Based upon this review, management and the Compensation Committee concluded that our compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company, and F.W. Cook supported this conclusion. A report summarizing the results of this assessment was reviewed and discussed with the Compensation Committee at its September 2020 meeting.

Recoupment of Incentive Compensation

Starbucks "Clawback" policy allows board discretion to seek reimbursement with respect to incentive compensation paid or awarded to executive officers (as designated by the board) where: (i) the payment of a bonus or equity award (or the vesting of such award) was predicated upon the achievement of financial results that were the product of fraudulent activity or that were subsequently the subject of a material negative restatement, and (ii) a lower or no bonus payment or equity award would have been made to executive officers (or lesser or no vesting would have occurred with respect to such award) based on the restated financial results; that is, the financial results that would have pertained absent such fraudulent activity. The policy became effective, with respect to equity awards, beginning with awards granted in fiscal 2010 and, with respect to annual incentive bonuses, beginning with bonuses earned for fiscal 2010. In addition, since November 2017, our program provides for forfeiture of unvested equity awards as well as clawbacks of vested amounts and awards in the event the Company determines an executive has engaged in material misconduct, including willful and intentional failure to perform responsibilities, material failure to comply with Company rules, policies or procedures and personal conduct that is detrimental to the Company.

Equity Grant Timing Practices

Most equity grants occur on pre-established dates pursuant to our equity grant guidelines, with annual grants generally occurring on the later of the second business day after the public release of fiscal year-end earnings, or, if later, the final day of the board of directors' November meeting. Annual awards for executives are granted

pursuant to a formula based on a specified dollar amount, with the number of shares and exercise price for each option grant determined based on the closing market price of our stock on the grant date and the number of shares for each RSU and PRSU grant determined by dividing the dollar amount by the closing market price of our stock on the grant date. The Compensation Committee approves annual awards for partners at the executive vice president level and above. The Compensation Committee has delegated authority to the ceo and evp, Partner Resources to make annual grants, within certain parameters, to partners at the senior vice president level and below, and to newly hired or newly promoted partners below the executive officer level. All other new hire and promotion grants at the executive vice president level and above are approved by the Compensation Committee.

Anti-Hedging and Anti-Pledging Policies

Starbucks Insider Trading Policy prohibits Starbucks partners (including executive officers) and directors from engaging in hedging transactions designed to offset decreases in the market value of Starbucks securities, including certain forms of hedging and monetization transactions, such as "zero-cost collars" and "prepaid variable forward contracts." Our Insider Trading Policy also prohibits holding Starbucks stock in a margin account or pledging Starbucks stock as collateral for a loan.

Compensation Consultant Independence

In furtherance of maintaining the independence of the Compensation Committee's compensation consultant, the Committee has the sole authority to retain, terminate and obtain the advice of F.W. Cook (at the Company's expense). Further, as discussed above, the Compensation Committee's compensation consultant will not perform any services for Starbucks management unless approved in advance by the Committee.

In connection with its engagement of F.W. Cook, the Compensation Committee considered various factors bearing upon F.W. Cook's independence including, but not limited to, the amount of fees received by F.W. Cook from Starbucks as a percentage of F.W. Cook's total revenue, F.W. Cook's policies and procedures designed to prevent conflicts of interest and the existence of any business or personal relationship that could impact F.W. Cook's independence. After reviewing these and other factors, the Compensation Committee determined that F.W. Cook was independent and that its engagement did not present any conflicts of interest. F.W. Cook also determined that it was independent from management and confirmed this in a written statement delivered to the chair of the Compensation Committee.

Shareholder Feedback / Say-on-Pay Advisory Vote

Starbucks provides shareholders with an annual advisory vote to approve its executive compensation program under Section 14A of the Exchange Act. At our 2020 Annual Meeting of Shareholders, approximately 84% of the votes cast approved our advisory vote on executive compensation.

As discussed above, our executive compensation program was one of the topics discussed as part of our ongoing investor engagement process. During this process, we received overall positive feedback regarding the core structure and elements of our executive compensation program.

The Compensation Committee evaluated our Say-on-Pay result and considered investor feedback in evaluating Starbucks executive compensation programs, as discussed in this Compensation Discussion and Analysis. The Committee also assessed the interaction of our compensation programs with our business objectives, input from F.W. Cook and peer data, each of which is evaluated in the context of the Committee's fiduciary duty to act as the directors determine to be in the best interests of the Company. While each of these factors bore on the Compensation Committee's decisions regarding NEO compensation, the Committee did not make any changes to our executive compensation program and policies as a result of our 2020 advisory vote on executive compensation. However, we did take

certain actions following fiscal 2020 to address the specific needs of our business, as previously discussed.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT

The Compensation and Management Development Committee is intimately involved in the both the goal setting and decision-making processes for the Company's executive compensation programs. The Committee has reviewed and discussed this Compensation Discussion and Analysis with the Company's management. Based on this process and its thorough review, the Committee recommended to the board of directors that this Compensation Discussion and Analysis be included in the Company's 2020 Form 10-K and this proxy statement.

Respectfully submitted,

Mary N. Dillon (chair)
Richard E. Allison, Jr.
Satya Nadella
Clara Shih
Javier G. Teruel

Executive Compensation Tables

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding fiscal years 2020, 2019 and 2018 compensation for our NEOs, except fiscal year 2018 for Mr. Grismer is not provided because he was not an NEO in that year.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Kevin Johnson president and chief executive officer	2020	1,540,379	—	11,166,708	—	1,860,000	98,488	14,665,575
	2019	1,499,992	—	8,272,802	5,000,003	4,347,000	122,153	19,241,950
	2018	1,461,533	—	6,659,982	4,233,929	960,000	67,036	13,382,480
Patrick J. Grismer executive vice president, chief financial officer	2020	889,419	—	2,698,061	—	675,000	22,420	4,284,900
	2019	715,000	1,500,000	7,499,989	—	1,027,065	466,697	11,208,751
Rosalind G. Brewer group president, Americas and chief operating officer	2020	1,065,200	333,000	4,802,284	—	964,080	43,370	7,207,934
	2019	1,032,308	333,000	4,454,632	—	2,143,440	53,116	8,016,496
	2018	961,540	334,000	4,050,177	2,681,771	980,000	144,594	9,152,082
John Culver group president, International, Channel Development and Global Coffee & Tea	2020	912,113	—	4,802,284	—	728,438	23,620	6,466,454
	2019	851,652	—	4,454,632	—	1,414,670	23,370	6,744,324
	2018	824,993	—	2,699,997	1,716,456	643,500	22,240	5,907,186
Lucy Helm executive vice president, chief partner officer	2020	654,233	—	3,396,425	—	346,500	24,535	4,421,693
	2019	624,222	—	2,768,270	—	790,020	24,002	4,206,515
	2018	599,998	—	1,499,999	953,582	315,000	19,373	3,387,951

[1] For Mr. Grismer, includes a sign-on bonus of $1,500,000, which was paid upon his commencing employment with the Company as executive vice president and chief financial officer, effective November 12, 2018 and November 30, 2018, respectively. For Ms. Brewer, includes payment of her new hire cash award, paid as follows: one-third 30 days after her start date in fiscal 2018, one-third after twelve months of employment in fiscal 2019, and one-third after twenty-four months of employment in fiscal 2020, subject to continued employment.

[2] Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718. Consistent with the requirements of FASB ASC Topic 718, the value of the PRSUs is based on one-third of the full number of shares for which target EPS was: (i) established in fiscal year 2019 under the award made on November 14, 2018, which is scheduled to vest on November 14, 2021 and (ii) established in fiscal year 2020 under the award made on November 13, 2019, which is scheduled to vest on November 13, 2022. The remaining portions of the awards granted in November 2018 and November 2019 will be linked to EPS goals for subsequent fiscal years and will be reported in the Summary Compensation Table for those fiscal years. These amounts do not reflect whether the recipient has realized or will realize a financial benefit from the awards (such as by exercising stock options). The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's Form 10-K (Note 13: Employee Stock and Benefit Plans) for the fiscal year ended September 27, 2020. The grant date fair value for PRSUs is reported based upon the probable outcome of the performance conditions at the target level on the grant date. The value of the annual PRSU awards granted in fiscal 2020, assuming achievement of the maximum performance level of 200%, would have been: Mr. Johnson: $11,533,359; Mr. Grismer: $1,796,103; Ms. Brewer: $5,404,545; Mr. Culver: $5,404,545; and Ms. Helm: $3,632,845. The assumed expected term of stock options shown in the Company's Form 10-K (Note 13: Employee Stock and Benefit Plans) is a weighted average expected term covering all optionees. In addition, in accordance with GAAP, the fair value of a stock option granted to a retirement-eligible partner will be expensed earlier than an identical stock option granted to a partner who is not retirement eligible. During fiscal 2020, Messrs. Johnson and Culver and Ms. Helm were retirement eligible.

[3] These amounts represent earned annual incentive bonuses under the Annual Incentive Bonus Plan.

[4] The table below shows the components of "All Other Compensation" for the NEOs.

FISCAL 2020 ALL OTHER COMPENSATION TABLE

Name	Insurance Premiums ($)[1]	Retirement Plan Contributions ($)[2]	Security ($)[3]	Other ($)	Total ($)
Kevin Johnson	5,970	14,250	34,000	44,268[4]	98,488
Patrick J. Grismer	5,970	14,250	—	2,200	22,420
Rosalind G. Brewer	5,970	—	34,000	3,400	43,370
John Culver	5,970	14,250	—	3,400	23,620
Lucy Helm	6,885	14,250	—	3,400	24,535

[1] Represents the premiums paid on behalf of our NEOs under our executive life and disability insurance plans.

[2] Represents Company matching contributions to the accounts of our NEOs in the Company's 401(k) plan.

[3] Represents the aggregate incremental costs to the Company of providing home security services and equipment. We determine the incremental cost to us for this benefit based on the actual costs or charges incurred.

[4] Includes expenses related to the personal use of the Company aircraft.

FISCAL 2020 GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth information regarding fiscal 2020 annual incentive bonus awards and equity awards granted to our NEOs in fiscal 2020.

Name	Award	Approval Date	Grant Date[1]	Potential Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Potential Future Payouts Under Equity Incentive Plan Awards Threshold (#)[2]	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Kevin Johnson	Annual Incentive[4]			775,000	3,100,000	6,200,000							
	Long-Term Cash[5]	12/9/2019	12/9/2019	–	25,000,000	50,000,000							
	RSUs[6]	11/12/2019	11/13/2019							64,332			5,400,028
	PRSUs[7]	11/12/2019	11/13/2019				8,042	32,166	64,332				2,693,903
	PRSUs[8]	11/13/2018	11/14/2018				9,696	38,783	77,566				3,072,777
Patrick J. Grismer	Annual Incentive[4]			281,250	1,125,000	2,250,000							
	RSUs[6]	11/12/2019	11/13/2019							21,444			1,800,009
	PRSUs[7]	11/12/2019	11/13/2019				2,681	10,723	21,446				898,051
Rosalind G. Brewer	Annual Incentive[4]			401,700	1,606,800	3,213,600							
	Long-Term Cash[5]	12/9/2019	12/9/2019	–	5,000,000	10,000,000							
	RSUs[6]	11/12/2019	11/13/2019							25,018			2,100,011
	PRSUs[7]	11/12/2019	11/13/2019				3,128	12,510	25,020				1,047,713
	PRSUs[8]	11/13/2018	11/14/2018				5,221	20,883	41,766				1,654,560
John Culver	Annual Incentive[4]			346,875	1,387,500	2,775,000							
	RSUs[6]	11/12/2019	11/13/2019							25,018			2,100,011
	PRSUs[7]	11/12/2019	11/13/2019				3,128	12,510	25,020				1,047,713
	PRSUs[8]	11/13/2018	11/14/2018				5,221	20,883	41,766				1,654,560
Lucy Helm	Annual Incentive[4]			165,000	660,000	1,320,000							
	RSUs[6]	11/12/2019	11/13/2019							18,823			1,580,003
	PRSUs[7]	11/12/2019	11/13/2019				2,353	9,412	18,824				788,255
	PRSUs[8]	11/13/2018	11/14/2018				3,244	12,977	25,954				1,028,168

(1) Annual equity awards granted in fiscal 2020 were approved by the independent directors on the recommendation of the Compensation Committee except for the grant to Mr. Johnson, which was approved by the independent members of the board. In accordance with our equity grant timing policy in place at the time of the November 2019 grant, the grant date for the regular annual equity grant was the final date of the November board meeting.

(2) This threshold amount is based on achievement of pre-approved, annualized EPS targets and is subject to an adjustment, based on a three-year relative TSR against the S&P 500, of upward or downward of 25%.

(3) The grant date fair value for PRSUs is reported based upon the probable outcome of the performance conditions (target) at the grant date.

(4) Reflects information regarding awards under the Annual Incentive Bonus Plan.

(5) Reflects the potential range of the one-time long-term cash performance-based awards granted in 2019. The actual award earned is determined based on the level of achievement attained with respect to the pre-established performance targets based on the Company's TSR relative to the S&P 500 index over the three-year performance period measured from October 1, 2019 to September 30, 2022. Payment will be made shortly following the end of the performance period.

(6) Reflects restricted stock units that vest in four equal annual installments (subject to rounding of partial shares) beginning on the first anniversary of the grant date.

(7) Consistent with the requirements of ASC Topic 718, the amount represents the first third of the PRSU grant made on November 13, 2019 for which the grant date fair value was established on November 13, 2019. The shares earned from this award are expected to vest on November 13, 2022.

(8) Consistent with the requirements of ASC Topic 718, the amount represents the second third of the PRSU grant made on November 14, 2018 for which the grant date fair value was established on November 14, 2018. The shares earned from this award are expected to vest on November 14, 2021.

The following narrative provides further detail with respect to the information in the table above.

Equity Awards. In fiscal 2020, we granted each of our NEOs who was employed by the Company prior to the beginning of the year long-term performance-based compensation in the form of RSUs and PRSUs.

All equity awards shown in this table were granted under the 2005 Long-Term Equity Incentive Plan.

PRSUs awarded to our NEOs in fiscal 2020 will generally vest, subject to continued employment and achievement of performance metrics, 100% on the third anniversary of the date of grant. The final number of PRSUs earned also will be based on achievement of an EPS goal and a TSR modifier as further discussed in the "Leadership Stock Plan" section of the Compensation Discussion and Analysis, on pages 46 to 48. The circumstances pursuant to which the vesting of stock options, RSUs and PRSUs accelerate are described below in the section entitled "Potential Payments Upon Termination or Change in Control-Equity Acceleration" on page 59.

Non-Equity Awards. These amounts reflect the potential threshold, target and maximum annual incentive bonus awards payable to our NEOs as annual incentive bonuses for fiscal 2020 under the Company's Annual Incentive Bonus Plan. Amounts shown are calculated as a percentage of fiscal 2020 year-end base salary. See the discussion and analysis regarding annual incentive bonuses in the Compensation Discussion and Analysis section, on pages 43 to 46, above for further information. Threshold bonus amounts assume achievement of the objective performance goals, tied to adjusted net revenue and adjusted operating income, at 25% of target and an individual performance factor payout of 0-200% of target. Target bonus amounts assume achievement of the objective performance goals, tied to adjusted net revenue and adjusted operating income, at the target amount and an individual performance factor payout of 0-200% of target. Maximum bonus amounts assume achievement of the objective goals at the maximum for a payout of 200% of target and an individual performance factor payout of 200% of target. The NEOs received actual bonuses for fiscal 2020 in the amounts shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. In addition to the Annual Incentive Bonus Plan, the table includes the one-time long-term cash performance-based awards awarded to Mr. Johnson and Ms. Brewer by the board in December 2019, with target payouts of $25 million and $5 million and maximum payouts of $50 million and $10 million, respectively. Payout under the awards for Mr. Johnson and Ms. Brewer is tied to relative TSR over a three-year performance period.

OUTSTANDING EQUITY AWARDS AT FISCAL 2020 YEAR-END TABLE

The following table provides information regarding stock options, RSUs and PRSUs held by our NEOs as of September 27, 2020. No NEO has any other form of equity award outstanding. For stock awards, the amount listed below includes accrued dividend equivalents on unearned and unvested restricted stock units.

| | | Option Awards | | | | | Stock Awards | | | |
Name	Grant Date	Number of Securities Underlying Options (#) Total Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Kevin Johnson	3/16/2015(3)	323,290	323,290	—	47.02	3/16/25				
	11/16/2015(4)	359,177	359,177	—	60.68	11/16/25				
	11/21/2016(4)	445,633	334,225	111,408	56.10	11/21/26				
	4/17/2017(5)	36,248	27,186	9,062	58.08	4/17/27				
	11/15/2017(4)	535,615	267,808	267,807	56.70	11/15/27				
	11/14/2018(9)	467,290	0	467,290	67.04	11/14/28				
	11/14/2018(10)						60,161	5,071,599		
	11/14/2018(11)								77,566	6,538,814
	11/13/2019(10)						65,321	5,506,560		
	11/13/2019(12)								32,166	2,711,594
Patrick J. Grismer	12/17/2018(6)						72,183	6,085,064		
	11/13/2019(10)						21,774	1,835,548		
	11/13/2019(12)								10,723	903,949
Rosalind G. Brewer	10/16/2017 (3)	367,376	244,918	122,458	54.91	10/16/27				
	5/1/2017(7)						2,302	194,059		
	10/16/2017(8)						25,496	2,149,313		
	11/14/2018(10)						32,394	2,730,821		
	11/14/2018(11)								41,767	3,520,958
	11/13/2019(10)						25,402	2,141,389		
	11/13/2019(12)								12,510	1,054,593
John Culver	11/16/2015(4)	147,896	147,896	—	60.68	11/16/25				
	11/21/2016(4)	211,089	158,317	52,772	56.10	11/21/26				
	11/15/2017(4)	217,141	108,571	108,570	56.70	11/15/27				
	11/14/2018(10)						32,394	2,730,821		
	11/14/2018(11)								41,767	3,520,958
	11/13/2019(10)						25,402	2,141,389		
	11/13/2019(12)								12,510	1,054,593
Lucy Helm	11/11/2013(4)	74,030	69,030	—	40.50	11/11/23				
	11/17/2014(4)	71,844	71,844	—	38.92	11/17/24				
	11/16/2015(4)	63,384	63,383	—	60.68	11/16/25				
	11/21/2016(4)	93,817	70,363	23,454	56.10	11/21/26				
	11/15/2017(4)	120,634	60,318	60,316	56.70	11/15/27				
	11/14/2018(10)						20,131	1,697,042		
	11/14/2018(11)								25,955	2,188,007
	11/13/2019(10)						19,112	1,611,142		
	11/13/2019(12)								9,412	793,432

[1] Value is calculated by multiplying the number of RSUs that have not vested by the closing market price of our stock ($84.30) as of the close of trading on September 25, 2020 (the last trading day prior to our September 27, 2020 fiscal year-end).

[2] Value is calculated by multiplying the number of RSUs that may be earned upon achievement of PRSU threshold performance by the closing market price of our stock ($84.30) as of the close of trading on September 25, 2020; actual number of RSUs earned will be based upon performance against applicable adjusted EPS and relative TSR over a three year performance period.

[3] Options vest in three equal annual installments (subject to rounding of partial shares) beginning on the first anniversary of the grant date.

[4] Options vest in four equal annual installments (subject to rounding of partial shares), beginning on the first anniversary of the grant date.

[5] Options vest in four equal annual installments (subject to rounding of partial shares), beginning on November 21, 2017.

[6] Reflects RSUs that vest over three years; 50% on the first anniversary of the grant date and 25% on the second and third anniversary of the grant date.

[7] Reflects deferred RSUs provided to Ms. Brewer as a non-employee director of the Company prior to becoming an executive.

[8] Reflects the number of performance-vesting RSUs earned upon achievement of the pre-established performance goal.

[9] Reflects the number of performance-vesting stock options that may be earned upon achievement of the pre-established performance goal.

(10) RSUs vest in four equal installments (subject to rounding or partial shares), beginning on the first anniversary date of the grant.

(11) Reflects the number of performance-based RSUs awarded on November 14, 2018, including only shares and value equal to two-thirds of the award for which the EPS targets have been established.

(12) Reflects the number of performance-based RSUs awarded on November 13, 2019, including only shares and value equal to one-third of the award for which an EPS target has been established.

FISCAL 2020 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information regarding stock options that were exercised by our NEOs and stock awards that vested during fiscal 2020. Option award value realized is calculated by subtracting the aggregate exercise price of the options exercised from the aggregate market value of the shares of common stock acquired on the date of exercise. Stock award value realized is calculated by multiplying the number of shares shown in the table by the closing price of our stock on the date the stock awards vested. As illustrated by the "Grant Date" column in the table below, Value Realized on Exercise and Value Realized on Vesting represent long-term gain over many years.

| | | Option Awards | | Stock Awards | |
Name	Grant Date	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number Of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Kevin Johnson	11/14/2018			19,392	1,658,615
Patrick J. Grismer	12/17/2018			46,534	4,176,927
Rosalind G. Brewer	10/16/2017			25,496	2,210,758
	11/14/2018			10,442	893,113
John Culver	11/14/2018			10,442	893,113
Lucy Helm	11/19/2012	13,982	889,690		
	11/11/2013	5,000	239,881		
	11/14/2018			6,489	555,010

NONQUALIFIED DEFERRED COMPENSATION

Management Deferred Compensation Plan

The NEOs are eligible to participate in the Management Deferred Compensation Plan ("MDCP"), a non-qualified plan the benefits of which are paid by Starbucks out of our general assets. The plan is subject to the requirements of Section 409A of the Internal Revenue Code. We maintain a trust agreement with an independent trustee establishing a rabbi trust for the purpose of funding benefits payable to participants (including NEOs) under our MDCP in the event of a change in control. It is currently funded with a nominal amount of cash.

Deferrals. Participants may defer up to 70% of base salary to the MDCP and up to 95% of bonuses paid under certain eligible annual incentive bonus plans (effective January 1, 2021, the maximum bonus deferral is reduced to 85%). Bonus deferral elections are available only to those who are eligible and enroll during the annual enrollment window that takes place prior to the start of each fiscal year. We do not provide matching contributions on participant MDCP deferrals.

Earnings. The MDCP uses measurement benchmarks to credit earnings on compensation deferred under the plan. Those measurement benchmarks are based on the same funds available under our 401(k) plan. Participants choose how to allocate their account balance among the measurement funds and may change how current deferred compensation is allocated at any time, subject to certain redemption fees and other limitations imposed by frequent trading restrictions and plan rules. Changes generally become effective as of the first trading day following the change.

In-Service Withdrawals and Separation from Service Distributions. At the time of making the deferral election for a particular year, a participant elects when the associated deferred compensation will be distributed. In general, the participant can receive scheduled "in-service" withdrawals or hardship withdrawals while still employed or have distributions paid upon separation from service. The specific distribution options depend on whether the deferred compensation was earned before or after January 1, 2005 and is subject to other plan rules.

For separation from service distributions, account balances resulting from the Company match and deferred compensation earned on and after January 1, 2005 can be paid either in a lump sum or in up to 10 annual installments, in each case beginning within 60 days or one year after separation from service. For partners who became newly eligible on or after October 1, 2010 and certain other partners, separation from service distributions can be paid either in a lump sum or amortized over a period of two to five years, in each case beginning within 60 days or one year after separation from service. If a participant is considered a "specified employee" on his or her separation date, Section 409A requires that the payments be delayed for six months after such separation date. Account balances resulting from pre-2005 deferred compensation can be distributed either in a lump sum within 60 days of separation or, if the participant is at least age 65 on his or her separation date, in up to 10 annual installments. Retirement age under the MDCP is age 65, and no current NEO was retirement eligible under the MDCP during fiscal 2020.

FISCAL 2020 NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table shows contributions, earnings, withdrawals and distributions during fiscal 2020 and the account balances as of September 27, 2020 for our NEOs under the Management Deferred Compensation Plan.

Name	Executive Contributions ($)	Starbucks Contributions ($)	Aggregate Earnings ($)[1]	Aggregate Withdrawals/ Distribution ($)	Aggregate Balance at Fiscal 2020 Year-End ($)[2]
Kevin Johnson	—	—	—	—	—
Patrick J. Grismer	—	—	—	—	—
Rosalind G. Brewer	—	—	—	—	—
John Culver	554,332[3]	—	234,076	—	4,633,672
Lucy Helm	—	—	66,278	—	979,891

[1] We do not provide above-market or preferential earnings on MDCP contributions, so these amounts were not reported in the Summary Compensation Table. Management Deferred Compensation Plan participants can select only from among the same investment funds as are available under our 401(k) plan.

[2] Of these balances, the following amounts were reported as executive and Company contributions in Summary Compensation Tables in prior-year proxy statements: Mr. Johnson: $0; Mr. Grismer: $0; Ms. Brewer: $0; Mr. Culver: $2,307,460; and Ms. Helm: $0. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

[3] This amount was deferred from Mr. Culver's fiscal 2020 base salary, which is reported in the "Salary" column of the Summary Compensation Table for fiscal 2020.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We do not provide special change-in-control benefits to executives. Our only change-in-control arrangement, which applies to all partners, is accelerated vesting of certain equity awards. We may from time-to-time offer a severance benefit arrangement for terminated or separated executives as part of a negotiated termination of employment in exchange for a release of claims against the Company and other covenants determined to be in the best interests of the Company.

Equity Acceleration

Acceleration Upon a Change in Control. No named executive officer is entitled to any payment or accelerated benefit in connection with a change in control of Starbucks, or a change in his or her responsibilities following a change in control, except for accelerated vesting of stock options, RSUs, PRSUs and any related dividend equivalent rights, granted under our 2005 Key Employee Plan (which is also known as the Leadership Stock Plan). The 2005 Key Employee Plan has detailed definitions of "change in control" and resigning for "good reason." Generally, a change in control occurs if: (i) we sell or liquidate all our assets, (ii) someone acquires 25% or more of our stock without prior approval of our board of directors, (iii) a majority of our directors is replaced in any 36-month period other than by new directors approved by existing directors, or (iv) Starbucks is not the surviving company after any merger.

The 2005 Key Employee Plan is a "double trigger" plan, meaning that unvested stock options and unvested RSUs, including PRSUs and dividend equivalents, vest immediately only if (i) there is a change in control and (ii) if stock options and RSUs are assumed or substituted with stock options or RSUs of the surviving company or the partner is terminated or resigns for "good reason" within one year after the change in control. Generally speaking, a resignation is for "good reason" if it results from the resigning partner: (i) having materially reduced responsibilities, (ii) being placed in a new role that is inconsistent with the pre-change-in-control role, (iii) having his or her base salary or target incentive compensation reduced, or (iv) having his or her primary work location moved by more than 50 miles. If stock options or RSUs are not assumed or substituted with generally equivalent equity of the surviving company, they vest immediately upon a change in control. PRSUs are treated in the same manner as RSUs described above. This treatment applies to the number of shares earned as to PRSUs for which the performance period has been

completed and to the target number of PRSUs awarded as to PRSUs for which the performance period has not yet been completed.

Acceleration Upon Retirement, Death or Disability. The vesting of all options accelerates in full upon the voluntary termination of employment of any partner who satisfies the criteria for "retirement" under the 2005 Key Employee Plan, meaning the partner is at least 55 years old and has a minimum of 10 years of continuous service with Starbucks, unless otherwise provided in the grant agreement. Vesting of all options also accelerates upon death and, beginning with fiscal 2018 awards, options accelerate in cases where a partner is deemed disabled. Beginning with fiscal 2018 awards, RSUs and PRSUs accelerate upon a partner's death or disability. As a result of the change to the Long-Term Equity Incentive Plan in fiscal 2019, whereby RSUs will now be granted annually rather than stock options, the Committee elected to make all RSUs granted as part of the annual grant process eligible for retirement vesting. Ms. Brewer's sign-on equity award, granted on October 16, 2017, was granted prior to the new features being added in fiscal 2018, so does not qualify for these updated retirement provisions. For PRSUs, acceleration will be based on the number of shares earned when the performance period has been completed and the target number of shares when the performance period has not yet been completed.

Basis of Valuation. The following table shows the estimated potential incremental value of additional stock options, RSUs and PRSUs at target that would have vested for our NEOs as of September 27, 2020 (the last business day of fiscal 2020) under the acceleration scenarios described above. The table does not include benefits generally available to all partners or payments and benefits that the NEOs would have already earned during their employment with the Company whether or not an acceleration event had occurred. For stock options, the value is based on the difference between the aggregate exercise price of all accelerated options and the aggregate market value of the underlying shares as of September 25, 2020, calculated based on the closing market price of our stock on that day ($84.30). Accelerated RSU and PRSU award value at target is calculated by multiplying the number of accelerated shares by the closing market price of our stock on September 25, 2020 ($84.30). Of the NEOs, Messrs. Johnson and Culver and Ms. Helm satisfied the criteria for "retirement" under the 2005 Key Employee Plan as of September 27, 2020.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different and can only be determined at the time an acceleration event actually occurs. Factors that could affect these amounts include the time during the year of any such event, the Company's stock price and the executive's age.

Name	Change in Control Only	Value of Accelerated Equity Awards ($)			
		Change in Control Double-Trigger	Death	Disability	Retirement
Kevin Johnson	—	47,817,281	47,817,281	44,437,970	39,751,855
Patrick J. Grismer	—	10,673,935	10,673,935	10,673,935	N/A
Rosalind G. Brewer	—	19,294,458	19,294,458	13,546,104	N/A
John Culver	—	18,030,807	18,030,807	16,542,637	18,030,807
Lucy Helm	—	11,610,793	11,610,793	10,949,390	11,610,793

Non-Equity Acceleration

Long-Term Cash Awards for ceo and coo. The special long-term cash performance-based awards granted to Mr. Johnson and Ms. Brewer, as further described on page 48, are eligible for accelerated vesting upon a change in control. The individual Long-Term Incentive Agreements have detailed definitions of "change in control" and resigning for "good reason." Generally, a change in control occurs for purposes of such awards if: (i) we sell or liquidate all our assets, (ii) someone acquires 25% or more of our stock without prior approval of our board of directors, (iii) a majority of our directors is replaced in any 12-month period other than by new directors approved by existing directors, or (iv) a merger, consolidation or reorganization results in Starbucks shareholders owning less than 50% of the Company.

These long-term cash awards provide for "double trigger" vesting, meaning that awards vest immediately only if (i) there is a change in control and (ii) if Mr. Johnson or Ms. Brewer is involuntarily terminated absent misconduct or resigns for "good reason" within one year after the change in control. Generally speaking, a resignation is for "good reason" if it results from the resigning partner: (i) having materially reduced responsibilities; (ii) being placed in a new role that is inconsistent with the pre-change-in-control role; (iii) having his or her base salary, benefits, or target incentive compensation reduced; or (iv) having his or her primary work location moved by more than 50 miles.

Acceleration Upon Death or Disability. The long-term cash awards for Mr. Johnson and Ms. Brewer accelerate upon the grantee's death or disability, as defined in the Long-Term Incentive Agreements. Payment in the event of such acceleration will be a pro rata portion of the award, with the performance requirements deemed satisfied at the target level, which reflects the number of full and partial months from October 1, 2019 to the date on which Mr. Johnson or Ms. Brewer was terminated as a result of death or disability.

CEO PAY RATIO

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annual total compensation of Mr. Johnson to the annual total compensation of our median partner (excluding Mr. Johnson). The ratio is a reasonable estimate calculated in a manner consistent with SEC requirements. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that

reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable because companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own ratios.

Starbucks employs over 300,000 partners in over 16,000 company-operated stores, which impacts the comparability of our ceo pay ratio to the disclosed pay ratios of companies that operate solely under franchised- or licensed-store models. Partners frequently work in flexible, part-time roles, which has the effect of lowering the annual total compensation for our median employee. In addition, Starbucks is a global company, with approximately 120,000 partners outside the U.S. Therefore, the median compensation disclosed below is based on our global workforce and is not designed to capture the median compensation of our U.S. partners. Finally, to attract and retain talent, we pay competitively and tailor employee benefits in each jurisdiction, resulting in total rewards offerings that vary from country to country. For this reason, and because each partner's relationship with our industry-leading total rewards offerings differs based on individual circumstances, we have not ascribed a value to healthcare or the other benefits provided to our partners. This allows total compensation of the median partner to represent the median of all partners based on elements of compensation shared generally among our partners worldwide. For more information regarding our total rewards philosophy, please see "Investing in Our Partners (Our Total Rewards Philosophy)" in the Compensation Discussion and Analysis of this proxy statement on page 50.

Consistent with the methodology utilized for the fiscal 2019 calculation, we identified our median employee from all full-time, part-time, temporary and seasonal partners (employees) who were on our payroll records as of a determination date of September 27, 2020, based on base wages paid during the twelve-month period ending on that date. For partners hired during the twelve-month period, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents applying an average exchange rate for the fiscal year. The fiscal 2020 annual total compensation for Mr. Johnson was $14,665,575, as reported in the Summary Compensation Table of this proxy statement. The fiscal 2020 annual total compensation for our median employee, a part-time barista in Canada, was $12,113. The ratio of our ceo's annual total compensation to our median employee's annual total compensation for fiscal 2020 is 1,211 to 1.

RATIFICATION OF SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements. As a matter of good corporate governance, the Audit Committee requests that shareholders ratify its selection of Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for fiscal 2021. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during fiscal 2021 if it determines that such a change would be in the best interests of the Company and our shareholders. In addition to the selection of the firm and in conjunction with the mandated rotation of Deloitte's lead engagement partner, the Audit Committee and its chair are directly involved in the selection of Deloitte's lead engagement partner. Deloitte's fees for its services for fiscal 2020 and fiscal 2019 are reported in the table below. The members of the Audit Committee and the board believe that the continued retention of Deloitte to serve as the Company's independent external auditor is in the best interests of the Company and its investors. We expect that representatives of Deloitte will be present at the Annual Meeting, and they will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions by shareholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee reviews a description of the scope of services falling within pre-designated fee categories and imposes specific budgetary guidelines. The following table sets forth the aggregate fees from Deloitte, which were in compliance with the pre-approval policy, for fiscal 2020 and fiscal 2019:

Type of Fees	Fiscal 2020 ($)	Fiscal 2019 ($)
Audit Fees	8,236,000	8,285,000
Audit-Related Fees	95,000	100,000
Tax Fees	137,000	374,000
All Other Fees	18,000	30,000
Total	8,486,000	8,789,000

Audit Fees consist of fees paid to Deloitte for:

- the audit of the Company's annual financial statements included in the Annual Report on Form 10-K and review of financial statements included in the Quarterly Reports on Form 10-Q;

- the audit of the Company's internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and

- services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under Audit Fees. This category includes fees related to audit and attest services not required by statute or regulations, due diligence related to mergers, acquisitions and investments and consultations concerning financial accounting and reporting standards.

Tax Fees consist of fees for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for permitted services other than those that meet the criteria above.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of Deloitte and has concluded that it is.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is responsible for appointing, setting compensation for and overseeing Deloitte's work. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by Deloitte. The policy is available at www.starbucks.com/about-us/company-information/corporate-governance. The policy provides for the general pre-approval of specific types of services, gives detailed guidance to management as to the specific services that are eligible for general pre-approval and establishes requirements for annual pre-approval levels and subsequent specific pre-approval requests. The policy requires specific pre-approval of all other permitted services. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the rules of the SEC on auditor independence. The Audit Committee's charter delegates to its chair the authority to address any requests for pre-approval of services between Audit Committee meetings, and the chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The policy prohibits the Audit Committee from delegating to management the Audit Committee's responsibility to pre-approve any permitted services.

Requests for pre-approval for services that are eligible for general pre-approval must be submitted to our senior vice president and chief accounting officer and be detailed as to the services to be provided and the estimated total cost. The senior vice president and chief accounting officer then determines whether the services requested fall within the detailed guidance of the Audit Committee in the policy as to the services eligible for general pre-approval. Deloitte and management must report to the Audit Committee on a timely basis regarding the services provided by Deloitte in accordance with general pre-approval.

AUDIT COMMITTEE REPORT

As part of fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements and related footnotes for the fiscal year ended September 27, 2020 with management and Deloitte. The Audit Committee also discussed with Deloitte those matters required to be discussed under Public Company Accounting Oversight Board standards, including those required by Auditing Standard No. 1031. The Audit Committee has received the written disclosures and the letter from Deloitte required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence and has discussed its independence with Deloitte.

Based upon the review and discussions referred to above, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in Starbucks Annual Report on Form 10-K (17 CFR 249.310) for the fiscal year ended September 27, 2020 for filing with the SEC.

Respectfully submitted,

Mellody Hobson (chair)
Andrew Campion
Jørgen Vig Knudstorp
Joshua Cooper Ramo
Javier G. Teruel

Board Recommendation

 The board of directors recommends a vote **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2021.

SHAREHOLDER PROPOSAL REGARDING EMPLOYEE BOARD REPRESENTATION

James McRitchie has notified the Company that he intends to submit the following proposal at this year's Annual Meeting. As explained below, our board unanimously recommends that you vote "AGAINST" this shareholder proposal. Mr. McRitchie has indicated that he beneficially owns 100 shares of Starbucks Common Stock. We will provide his address promptly upon a shareholder's oral or written request. The proponent is responsible for the content of this proposal, for which we and our board accept no responsibility.

SHAREHOLDER PROPOSAL TO INCREASE DIVERSITY OF DIRECTOR NOMINEES

Resolved: Shareholders of Starbucks Corporation ('Starbucks' or 'Company') urge the board to adopt a policy ('Policy') of promoting significant representation of employee perspectives among corporate decision makers by requiring the initial list of candidates from which new director nominees are chosen ('Initial List') by the Nominations and Governance Committee include (but need not be limited to) non-management employees. The Policy should provide that any third-party consultant asked to furnish an Initial List will be requested to include such candidates.

SUPPORTING STATEMENT

Whereas: There is growing consensus that employees on corporate boards can contribute to long-term corporate sustainability. Policymakers note, having companies run exclusively to benefit shareholders contributes to "stagnant wages, runaway executive compensation and underinvestment in research and innovation."[1] The Business Roundtable asks corporations to align with stakeholder interests, including employees.[2]

Employee representation grows long-term value of companies in several ways. According to the National Bureau of Economic Research, giving workers formal control rights increases female board representation and raises capital formation.[3] Employees are also often more diverse than boards in terms of race, gender, and wealth. The German "co-determination" model of shared governance is lauded as an excellent check against short-term capital allocation practices.[4]

The 2018 UK Corporate Governance Code calls on boards to establish a method for gathering workforce views. Options include a director appointed from the workforce, a formal workforce advisory panel or designating a director to liaise with workers.[5]

Senators Baldwin and Warren have introduced legislation codifying employee representation on corporate boards, noting that modern corporate governance needs to be accountable to a wider array of interests, notably employees.[6] Polling demonstrates bipartisan public support (over 53%) for employee representation.[7]

Anticipated benefits include reduced turnover as employees are more empowered to make firm-specific investments, better informed decision-making because employees have specialized knowledge, better monitoring of management with increased information channels, and reduced shareholder myopia since employees often take a longer-term view.[8]

While our Board satisfies independence requirements, it lacks representation from non-management employees, who bring a different understanding of operations than other directors. Additionally, Starbucks' CEO to median employee pay ratio is 1675:1 and Starbucks has no employee stock ownership plan (ESOP) to help grow employee wealth and engagement.[9]

The Policy we propose resembles the Rooney Rule, which requires teams to interview minority candidates for head coaching and senior operations openings. By adopting the Rooney Rule, National Football League teams increased diversity and set a precedent for other industries. Policies similar to the Rooney Rule have been adopted by Amazon, Costco, Home Depot, Activision Blizzard, Dover, Expedia, Fastenal, Hilton Worldwide Holdings, L Bands, Robert Half International, Ross Stores and others.

Increase Long-Term Shareholder Value. Vote to Increase Diversity of Director Nominees - Proposal 4.

(1) https://www.nytimes.com/2019/01/06/opinion/warren-workers-boards.html
(2) https://opportunity.businessroundtable.org/wp-content/uploads/2020/06/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf
(3) http://economics.mit.edu/files/17273
(4) https://rooseveltinstitute.org/wp-content/uploads/2017/10/Corp-Gov_FINAL.pdf
(5) https://assets.kpmg/content/dam/kpmg/uk/pdf/2018/07/designated-NED.pdf
(6) https://www.wsj.com/articles/companies-shouldnt-be-accountable-only-to-shareholders-1534287687
(7) https://www.dataforprogress.org/blog/2018/12/14/employee-governance
(8) https://www.corpgov.net/2020/04/kokkinis-and-sergakis-employee-participation-in-uk-companies/
(9) https://smlr.rutgers.edu/sites/default/files/rutgerskelloggreport_april2019.pdf

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote AGAINST this proposal for the following reasons:

Since our founding in 1971, Starbucks has set out to be a different kind of company, one that puts people first: our partners, our customers and our communities. Our Mission and Values come to life in the promotion of equitable, diverse and inclusive cultures: in our workplace, our communities and in our stores, a "third place" where everyone is welcome and we can gather, as a community, to share great coffee and deepen human connection. A diverse and inclusive environment is critical for how Starbucks does business. Embracing diversity encourages innovation and allows us to succeed and grow. Accordingly, we seek diversity in all forms in all areas of our business, from our partners to our board of directors. The board has considered this proposal and concluded that its adoption is unnecessary and not in the best interest of our shareholders, our Company or our partners.

Starbucks has existing open channels for partner communications.

We continuously engage in discussions with our partners to determine how to make their experiences better and more valuable. Our partners have numerous ways to be heard and exert influence outside of board representation and we have dedicated channels of communication with our partners, from instantaneous media channels such as our internal Partner Workplace to periodic open partner forums to "Coffee with a Leader." Partners have multiple avenues, including the Ethics & Compliance Helpline, to raise and have addressed, anonymously if they wish, any compliance or other question or concern (see our Standards of Business Conduct). We believe that conducting business ethically and striving to do the right thing are vital to the success of the Company. Our ceo and senior leaders regularly host Company- and organization-wide meetings to provide company updates and answer questions posed by our partners. Many of our senior leaders serve as executive sponsors of our diverse Partner Networks, which are partner-led groups that bring together people with shared identities and experiences, along with allies, to promote a culture of inclusion and contribute to the success of our partners and our business. Through the Partner Networks, partners become thoughtful advocates and powerful voices to help promote change and understanding both within Starbucks and beyond. Finally, partners and all other stakeholders may contact our board in writing. We take information communicated through these multiple avenues very seriously and regularly provide responses and updates on issues that our partners raise. In addition, we believe that information collected from partners can be valuable to our decision making and our organizational culture.

We value engagement with our partners and we are intentional in cultivating a culture of inclusion and diversity, with a focus on partner retention and development. We regularly conduct anonymous surveys to seek feedback from our retail and non-retail partners on a variety of topics, including, but not limited to, confidence in company leadership, competitiveness of our compensation and benefits, career growth opportunities and suggestions on how to further enhance our Company as an employer of choice. These surveys focus on aspects of our commitment to our Mission and Values and to our partners. We also conduct additional surveys throughout the year to obtain further insight from our partners into certain topics such as creating an inclusive workplace environment. The results of the surveys we conduct are shared with our partners and reviewed by senior leadership, who analyze areas of progress or opportunity and prioritize actions and activities in response to this feedback to drive meaningful improvements in partner engagement. Furthermore, we have shared partner survey results with the board in connection with updates on our partner engagement initiatives. Our management and cross-functional teams also work closely to evaluate human capital management issues such as partner retention, workplace safety, harassment and bullying, as well as to implement measures to mitigate these risks.

Starbucks has existing robust corporate governance practices and procedures for nominating and considering board members.

We believe the board and the Nominating/Governance Committee are best situated to assess the particular qualifications of, and make recommendations regarding, potential director nominees. As disclosed in our Governance Principles and as set forth in our Nominating/Governance Committee charter, the Nominating/Governance Committee determines the skills and qualifications required of directors and develops the criteria to be considered in selecting potential candidates for board membership, taking into account the necessity of composing a board that possesses the collaborative culture, characteristics, skills and expertise necessary for Starbucks to attain its goals, and its responsibility in selecting nominees who reflect a diversity of backgrounds, identities, perspectives and personal and professional experiences. When evaluating potential director candidates, our Nominating/Governance Committee has a fiduciary duty to act in good faith and in the best interests of the Company and our shareholders. Our Nominating/Governance Committee and full board evaluate and recommend director nominees after carefully assessing their specific qualifications and experience to determine their ability to contribute to an effective and diverse board that operates openly and collaboratively to serve the best interests of all of our stakeholders.

In addition, we have a robust, publicly available, Director Nominations Policy administered by the Nominating/Governance Committee, which describes the process by which candidates for possible inclusion in the Company's recommended slate of director nominees are selected. The Director Nominations Policy provides that any shareholder can recommend a prospective director candidate, including a partner candidate, for the board's consideration. Our Policy is designed to identify and nominate qualified and diverse director candidates from all available sources, which can include our own partners (such as our non-independent directors), with the objective of a Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experiences. The Nominating/Governance Committee will consider and evaluate nominees proposed by shareholders in the same manner as a nominee recommended by a board member, management, search firm, or any other source. Giving non-management employees a dedicated position on the board, utilizing a different process for board representation, or applying a different set of qualifications would adversely impact the role of the board in this process. We believe that a partner candidate for our board should be evaluated by the same criteria and standards as any other director candidate. The proposal would require us to deviate from the rigor of our existing processes and seriously undermine the role of our Nominating/Governance Committee and the board in one of the most critical and strategic elements of corporate governance—the selection of director candidates.

We have a longstanding commitment to strong and effective corporate governance practices, and having an independent board is one element of that commitment. Except for our ceo and our coo, who are both partners and directors, our board consists entirely of independent directors. In addition, our board committees are composed entirely of independent directors. An additional partner on the board would decrease the number of directors who qualify as independent.

Given our robust director nominating process, the diversity of our board, our commitment to strong corporate governance practices, our existing, varied open channels of communication with our partners and our continued dedication to investing in our partners and their experiences, our board of directors believes that taking the steps contemplated by this proposal to alter our board nomination and membership framework is unnecessary and not in the best interests of our partners, our shareholders or our business.

The board of directors recommends that our shareholders vote against this proposal.

Board Recommendation

 The board of directors recommends a vote **AGAINST** this proposal.

Stock Ownership

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of September 27, 2020 regarding total shares subject to outstanding stock options and rights and total additional shares available for issuance under our existing equity incentive and employee stock purchase plans.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	17,491,817	27.90[1]	55,648,096[2]
Equity compensation plans not approved by security holders	-		2,621,562[3]
Total	17,491,817	27.90[1]	58,269,658

[1] The weighted-average exercise price takes into account 8,293,361 shares under approved plans issuable upon vesting of outstanding RSUs and PRSUs at target which have no exercise price. The weighted average exercise price solely with respect to options outstanding under the approved plans is $53.06.

[2] Consists of 46,519,050 shares remaining available for issuance under the 2005 Long-Term Equity Incentive Plan and 9,129,046 shares remaining available for issuance under the 1995 Employee Stock Purchase Plan. Shares available for issuance under the 2005 Long-Term Equity Incentive Plan may be issued pursuant to stock options, restricted stock, RSUs and stock appreciation rights.

[3] Consists of shares remaining available for issuance under the UK Share Incentive Plan. Our UK Share Incentive Plan, which is a plan approved by Her Majesty's Revenue & Customs of the United Kingdom, allows eligible partners in the United Kingdom to purchase shares of our common stock through payroll deductions during six-month offering periods at the lower of the market price at the beginning and the market price at the end of the offering period. We award one matching share for each six shares purchased under the UK Share Incentive Plan. The total number of shares issuable under the UK Share Incentive Plan is 2,800,000, of which 178,438 have been issued. The UK Share Incentive Plan was suspended in May 2009.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information concerning the "beneficial ownership" of our common stock by: (i) those persons who we know to beneficially own more than 5% of our outstanding common stock, (ii) our current directors and nominees, (iii) the "named executive officers" listed in the Summary Compensation Table, and (iv) all of our current directors and executive officers as a group. Under SEC rules, "beneficial ownership" for purposes of this table takes into account shares as to which the individual has or shares voting and/or investment power as well as shares that may be acquired within 60 days (such as by exercising vested stock options) and is different from beneficial ownership for purposes of Section 16 of the Exchange Act, which may result in a number that is different than the beneficial ownership number reported in forms filed pursuant to Section 16. Except as otherwise stated, information is provided as of December 14, 2020, which is the first trading day in the closed trading window prior to our earnings release for the first quarter of fiscal 2021; this gives the best estimate of ownership prior to the filing of this proxy statement. An asterisk in the percent of class column indicates beneficial ownership of less than 1%. The beneficial owners listed have sole voting and investment power with respect to shares beneficially owned, except as to the interests of spouses or as otherwise indicated.

Name of Beneficial Owner	Shares[1]	Options[2]	Restricted Stock Units	Deferred Stock Units[3]	Total Beneficial Ownership	Percent of Class[4]
Directors and Officers						
Richard E. Allison, Jr.	—	—	—	7,073	7,073	*
Rosalind G. Brewer	66,360	367,376	—	2,446	436,182	*
Andrew Campion	—	—	—	7,073	7,073	*
Mary N. Dillon	—	26,942	—	16,921	43,863	*
Isabel Ge Mahe	—	—	—	7,073	7,073	*
Mellody Hobson	609,810	—	—	40,242	650,052	*
Kevin Johnson	194,376	1,376,673	—	—	1,571,049	*
Jørgen Vig Knudstorp	18,000	44,123	—	4,866	66,989	*
Satya Nadella	2,435	6,876	—	11,606	20,917	*
Joshua Cooper Ramo	—	—	—	25,314	25,314	*
Clara Shih	10,677	—	—	4,994	15,671	*
Javier G. Teruel	101,846	82,469	—	15,146	199,461	*
Myron E. Ullman, III	14,000	162,191	—	4,545	180,736	*
John Culver	274,400	576,126	—	—	850,526	*
Patrick J. Grismer	32,046	—	36,257	—	68,303	*
All current directors and executive officers as a group (17) persons	1,350,250	2,734,923	36,257	147,299	4,268,729	*
5% Shareholders						
BlackRock Inc.[5]	80,676,639	—	—	—	80,676,639	6.85
The Vanguard Group[6]	89,255,545	—	—	—	89,255,545	7.58

[1] Represents the number of shares of common stock beneficially owned on December 14, 2020.

[2] Represents options that were exercisable on December 14, 2020 and options that become exercisable within 60 days of December 14, 2020.

[3] Represents the number of common stock units held under our Deferred Compensation Plan for Non-Employee Directors.

[4] Based on 1,177,097,405 shares of Starbucks common stock outstanding on December 14, 2020. Percent of class as of December 14, 2020 is calculated for each person and group by dividing the number of shares beneficially owned by the sum of the total shares outstanding plus the number of shares subject to securities beneficially owned by that person or group.

[5] BlackRock, Inc. stated in its Schedule 13G filing with the SEC on February 6, 2020 (the "BlackRock 13G filing") that, of the 80,676,639 shares beneficially owned at December 31, 2019, it has (a) sole voting power with respect to 68,409,216 shares, (b) shared voting power with respect to 0 shares, (c) sole power to dispose of 80,676,639 shares and (d) shared power to dispose of 0 shares. According to the BlackRock 13G filing, the address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

[6] The Vanguard Group stated in its Schedule 13G filing with the SEC on February 12, 2020 (the "Vanguard 13G filing") that, of the 89,255,545 shares beneficially owned at December 31, 2019, it has (a) sole voting power with respect to 1,835,074 shares, (b) shared voting power with respect to 363,644 shares, (c) sole power to dispose of 87,165,925 shares and (d) shared power to dispose of 2,089,620 shares. According to the Vanguard 13G filing, the address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

Additional Information

EXPENSES OF SOLICITATION

We will bear the expense of preparing, printing and mailing this proxy statement and the proxies we solicit. Proxies will be solicited by mail, telephone, personal contact and electronic means and may also be solicited by directors, officers and Starbucks partners in person, by the Internet, by telephone or by facsimile transmission, without additional remuneration. We have retained Alliance Advisors to act as a proxy solicitor in conjunction with the Annual Meeting. We have agreed to pay Alliance Advisors $20,000, plus reasonable out-of-pocket expenses, for proxy solicitation services.

We also will request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of our stock as of the record date and will reimburse them for the cost of forwarding the proxy materials in accordance with customary practice.

Your cooperation in promptly voting your shares and submitting your proxy by the Internet or telephone, or by completing and returning the enclosed proxy card (if you received your proxy materials in the mail), will help to avoid additional expense.

INTERNET VOTING

The Company is incorporated under Washington law, which specifically permits electronically transmitted proxies, provided that the transmission must either set forth or be submitted with information from which it can reasonably be determined that the transmission was authorized by the shareholder. The electronic voting procedures provided for the Annual Meeting are designed to authenticate each shareholder by use of a control number to allow shareholder to vote their shares and to confirm that their instructions have been properly recorded.

INTERNET AVAILABILITY OF ANNUAL MEETING MATERIALS

Under SEC rules, Starbucks has elected to make our proxy materials available to the majority of our shareholders over the Internet rather than mailing paper copies of those materials to each shareholder. On January 22, 2021, we mailed to the majority of our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") directing shareholders to a website where they can access the proxy statement for our Annual Meeting of Shareholders and Annual Report and view instructions on how to vote their shares via the Internet or by phone. If you received the Notice only and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice to request that a paper copy be mailed to you.

PROPOSALS OF SHAREHOLDERS

Pursuant to SEC Rule 14a-8, shareholder proposals intended for inclusion in our 2022 proxy statement and acted upon at our 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting") must be received by us at our executive offices at 2401 Utah Avenue South, Mail Stop S-LA1, Seattle, Washington 98134, Attention: Corporate Secretary, on or prior to September 24, 2021.

Shareholder proposals submitted for consideration at the 2022 Annual Meeting of Shareholders but not submitted for inclusion in our proxy statement for our 2022 Annual Meeting pursuant to SEC Rule 14a-8, including shareholder nominations for candidates for election as directors, generally must be delivered to the Corporate Secretary at our executive offices no later than 120 days nor earlier than 150 days

before the first anniversary of the date of the 2021 Annual Meeting of Shareholders. As a result, any notice given by a shareholder pursuant to the provisions of our bylaws (other than notice pursuant to SEC Rule 14a-8 or proxy access as discussed below) must be received no earlier than October 18, 2021, and no later than November 17, 2021. However, if the date of the 2022 Annual Meeting occurs more than 30 days before or more than 60 days after March 17, 2022, notice by the shareholder of a proposal must be delivered no earlier than the close of business on the 150th day prior to the date of such annual meeting and no later than the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which we first make a public announcement of the date of the annual meeting. Shareholder proposals or nominations must include the specified information concerning the shareholder and the proposal or nominee as described in our bylaws.

DIRECTOR NOMINATIONS FOR INCLUSION IN STARBUCKS PROXY MATERIALS (PROXY ACCESS)

Notice of proxy access director nominees must be delivered to the corporate secretary at our executive offices no earlier than August 25, 2021, and no later than September 24, 2021.

SHAREHOLDERS SHARING THE SAME ADDRESS

We have adopted a procedure called "householding," which has been approved by the SEC. Under this procedure, we will deliver only one copy of our Notice of Internet Availability of Proxy Materials, and for those shareholders that received a paper copy of proxy materials in the mail, one copy of our fiscal 2020 Annual Report on Form 10-K to shareholders and this proxy statement, to multiple shareholders who share the same address (if they appear to be members of the same family) unless we have received contrary instructions from an affected shareholder. Shareholders who participate in householding will continue to receive separate proxy cards if they received a paper copy of proxy materials in the mail. This procedure reduces our printing costs, mailing costs and fees, and also supports our environmental goals set forth in our annual Global Social Impact Report. If you are a shareholder, share an address and last name with one or more other shareholders and would like to revoke your householding consent or you are a shareholder eligible for householding and would like to participate in householding, please contact Broadridge, either by calling toll free at (866) 540-7095 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of the revocation of your consent. A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

ANNUAL REPORT TO SHAREHOLDERS ON FORM 10-K

The fiscal 2020 Annual Report on Form 10-K is being mailed with this proxy statement to those shareholders that received a copy of the proxy materials in the mail. For those shareholders that received the Notice of Internet Availability of Proxy Materials, this proxy statement and our Annual Report are available at our website at http://investor.starbucks.com. Additionally, and in accordance with SEC rules, you may access our proxy statement at www.proxyvote.com. **Upon request by any shareholder, we will furnish, without charge, a copy of the 2020 Annual Report.**

To submit your request by telephone, call 1-800-579-1639. To request by email, contact sendmaterial@proxyvote.com.

Web links and QR codes throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

OTHER BUSINESS

The board of directors knows of no other matters that properly may be brought before the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

Annex A – Non-GAAP Measures

The Company provides certain non-GAAP financial measures in this proxy statement that are not in accordance with, or alternatives for, generally accepted accounting principles in the United States. Our non-GAAP financial measure of non-GAAP EPS excludes the below listed items, as they do not contribute to a meaningful evaluation of the Company's future operating performance or comparisons to the Company's past operating performance. The GAAP measure most directly comparable to non-GAAP EPS is diluted net earnings per share.

Non-GAAP Exclusion	Rationale
Gain on sale of certain retail operations	Management excludes the gains related to the sale of our retail operations in Thailand, France and the Netherlands as these items do not reflect future gains or tax impacts for reasons discussed above.
Restructuring and impairment costs	Management excludes restructuring and impairment costs relating to the write-down of certain company-operated stores and intangible assets. Management excludes these items for reasons discussed above. These expenses are anticipated to be completed within a finite period of time.
Transaction and integration-related costs	Management excludes transaction and integration costs and amortization of the acquired intangible assets for reasons discussed above. Additionally, the majority of these costs will be recognized over a finite period of time.
2018 U.S. stock award	Management excludes the incremental stock-based compensation award granted in the third quarter of fiscal 2018, and vested in the third quarter of fiscal 2019, for reasons discussed above.
Nestlé transaction-related costs	Management excludes the transaction and integration-related costs related to the Global Coffee Alliance with Nestlé (inclusive of incremental costs to grow and develop the Alliance) for reasons discussed above.
Other tax matters	On December 22, 2017, the Tax Cuts and Jobs Act was signed into U.S. law. Management excludes the estimated transition tax on undistributed foreign earnings, the impacts of estimated incremental foreign withholding taxes on expected repatriated earnings and the re–measurement of deferred tax assets and liabilities due to the reduction of the U.S. federal corporate income tax rate for reasons discussed above.

Non-GAAP EPS may have limitations as an analytical tool. This measure should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. Other companies may calculate this non-GAAP financial measure differently than the Company does, limiting the usefulness of such measure for comparative purposes.

	Year Ended		
Consolidated	**Sep 27, 2020**	**Sep 29, 2019**	**Change**
Diluted net earnings per share, as reported (GAAP)	$ 0.79	$ 2.92	(72.9)%
Gain on sale of certain retail operations	—	(0.51)	
Restructuring and impairment costs[1]	0.23	0.12	
International transaction and integration-related items[2]	0.21	0.21	
2018 U.S. stock award[3]	—	0.05	
Nestlé transaction and integration-related costs[4]	0.04	0.01	
Other tax matters[5]	—	0.06	
Income tax effect on Non-GAAP adjustments[6]	(0.10)	(0.03)	
Non-GAAP EPS	$ 1.17	$ 2.83	(58.7)%

[1] Represents costs associated with our restructuring efforts, primarily severance and asset impairments related to certain company-operated store closures and impairment of an intangible asset.

[2] Includes transaction costs for the acquisition of our East China joint venture; ongoing amortization expense of acquired intangible assets associated with the acquisition of East China and Starbucks Japan; and the related post-acquisition integration costs, such as incremental information technology and compensation-related costs.

[3] Represents incremental stock-based compensation award for U.S. partners (employees).

[4] Represents costs associated with the Global Coffee Alliance with Nestlé.

[5] Represents the estimated impact of the U.S. Tax Cuts and Jobs Act, specifically the transition tax on undistributed foreign earnings, estimated incremental foreign withholding taxes on expected repatriated earnings and the re-measurement of deferred taxes.

[6] Adjustments were determined based on the nature of the underlying items and their relevant jurisdictional tax rates.

Admission Requirements for the
Starbucks Corporation
2021 Annual Meeting Of Shareholders

Wednesday, March 17, 2021	10:00 a.m. (Pacific Time)	Via Webcast. www.virtualshareholdermeeting.com/SBUX2021

How to Vote

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods below. Make sure to have your proxy card or voting instruction form (VIF) in hand.









By internet
go to www.proxyvote.com;

By toll-free telephone
from the United States, U.S. territories and Canada: call 1-800-690-6903;

By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope; or

By scanning the QR code using your mobile device.

Participating in the Annual Meeting

This year's Annual Meeting will be held in a virtual format through a live webcast.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on January 8, 2021, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/SBUX2021, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or VIF, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log on to www.proxyvote.com and enter your Control Number.

The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your Control Number. Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/SBUX2021.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting on March 17, 2021. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free) or 303-562-9302 (international). We will have technicians available to assist you.

We will also make the Annual Meeting viewable to anyone interested in a webcast at www.virtualshareholdermeeting.com/SBUX2021. Interested persons who were not shareholders as of the close of business on January 8, 2021 may view, but will not be able to vote or ask questions.

Asking Questions

You have multiple opportunities to submit questions to Starbucks for the Annual Meeting. If you wish to submit a question in advance, you may do so at either www.proxyvote.com or on our Annual Meeting website, www.virtualshareholdermeeting.com/SBUX2021. You also can submit questions live during the meeting. You can access copies of the proxy statement and Annual Report at our Annual Meeting Website.

Accessibility

Starbucks is committed to providing an accessible experience. The event will be interpreted in American Sign Language and real-time captioning will be provided. If you have a disability accommodation request, please email us at investorrelations@starbucks.com or call us at (206) 318-7118 by March 1, 2021. Alternate formats of this proxy statement and the Annual Report are available at http://investor.starbucks.com or upon request by contacting investorrelations@starbucks.com.







Responsibility